SHIN CORPORATION



COMMITMENT



2007 ANNUAL REPORT

SHIN CORPORATION PLC



VISION:

WE ARE THE LEADING VALUE CREATION ASSET MANAGEMENT COMPANY IN TELECOM AND MEDIA

MISSION:

To develop professionalism and best practices in our core compete[illegible] to [illegible] organization that delivers sustainable growth and lon[illegible]

To recover our corporate image by strengthening our [illegible] in order to [illegible] staff be proud of our organization, become one of the most admired companies, and regain our status as an employer of choice

To reinforce best practices in our corporate governance to promote [illegible] confidence among the investment community

To turn our office into an inspiring workplace, which will enable our staff to carry out their assignments creatively and to the best of [illegible]

TABLE OF CONTENTS

FINANCIAL HIGHLIGHTS

SHIN CORPORATION PUBLIC COMPANY LIMITED

			Baht Million
As at 31 December	2007	2006	2005
OPERATING RESULTS - CONSOLIDATED			
Revenues from sales and services	10,359	14,039	12,583
Share of net results from investments	7,020	7,068	8,111
Total revenues	22,829	23,450	22,079
Gross profit	2,063	1,503	4,148
Net income	960	3,410	8,625
Total assets	67,267	84,780	82,344
Total liabilities	17,545	34,508	29,933
Total parent's shareholders' equity	39,872	42,021	43,168
FINANCIAL RATIO - CONSOLIDATED			
Net profit margin	4%	15%	39%
Return on equity	2%	8%	21%
Return on assets	1%	4%	11%
Total liabilities to total shareholders' equity ratio	0.44	0.82	0.69
Basic earning per share	0.30	1.09	2.88
Book value per share	12.47	13.15	14.39
Dividend per share	0.30	2.30	2.60
Number of share (Million) (at one Baht par value per share)	3,196.85	3,196.30	2,999.31

Dividend Policy : The Company dividend policy will be distributed from the Company's performance on cost method to pay dividend not less than 40 percent of profit after tax, unless the Company has other financial needs and the payment materially affect the Company's normal operations.


Baht Million
8,625
3,410
960
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007

NET INCOME


Baht Million
8,111
7,068
7,020
10,000
8,000
6,000
4,000
2,000
0
2005
2006
2007

SHARE OF NET RESULTS FROM INVESTMENTS


Baht Million
82,344
84,780
67,267
100,000
80,000
60,000
40,000
20,000
0
2005
2006
2007

TOTAL ASSETS



2001 - Present Organize the Camp Sanook Kid with Shin Corp

Extending learning opportunities to the youths in applying knowledge to create tangible benefits. Throughout the past 7 years, over 3,360 youths from 1,700 schools, 796 districts and 76 provinces have participated in the project, learned from outside classroom, expressed ideas, acted with confidence, employ creative imagination and adjust to appropriately and happily live the diverse society.

– For 2008, the Company will humbly adopt His Majesty the King's initiatives in "Sufficiency Economy" to pursue the project Camp Sanook Kid with Shin Corp. The youths will drive the project and apply the principle under the new concept "Sufficient Youths, Sufficient Schools." Granting 10 scholarships to 500 students from the universities and targeted schools nationwide, the project aims at applying Royal Initiatives to 10 pilot schools from 4 regions countrywide. Subsequently, additional scholarships will be granted to follow up and extend the results of the pilot schools in order to further develop to be Learning Centers beneficial to youths, schools and communities in applying the knowledge.

Over 3,360 youths from 1,700 schools, 796 districts and 76 provinces have participated in the project

Adopting His Majesty the King's "Sufficiency Economy" philosophy in practice



Learning outdoors



"Camp Sanook Kid with Shin Corp"


สนุกคิดกับชินคอร์ป



2007 Thai's Literatures Conservation Contest

— To encourage youths to conserve Thai language and literature existing as valuable heritage and national identity, promote reading habits among the youths, be proud and treasure the value of Thai language, the project welcomed the youths from junior high school to undergraduate level countrywide to select their favorite literatures and portray imagination into drawings for the contest. Interested youths from all over the country submitted over 1,640 works; of which, 40 works won the prizes. The Company received highest honors from 7 specialists from 3 literary genres composing the committee including 1) Thai Language and Literature: Mr. Sathienpong Wannapok, a Royal Institute Committee and Khunying Wimol Siripaiboon (Tomyantee), 2) Fine Arts: Mr. Chalermchai Kositpipat, Silapatorn Award Winner, Mr. Sangkom Thongmee, Director of Sirinthorn Art Center and Mr. Panya Vijinthanasarn, Dean of Faculty of Painting Sculpture and Graphic Arts and 3) Mass Media: Mr. Prakit Limsakul, Columnist from Thairath and Mr. Tawatchai Somkong, Editor in Chief of Fine Art magazine.

Interested youths from all over the country submitted over 1,640 works

The judges consider the paintings

A guest admires the paintings

The winners receive their prizes







2007 Forestation to reduce the Global Warming Effect

– The project was established to support people and youths to learn and apply the initiations and related projects of His Majesty the King as well as promulgating consciousness of global warming effects and finding the preventive solutions through forestation in order to balance the nature by reducing temperature in the atmosphere stratum. In 2007, as a result, the Company launched the project 80th Royal Celebration Shin Corporation to promote the forestation for global warming reduction, in conjunction with the State Agencies, youths, communities and people in Phetchaburi province, grassing and plantation as taught by His Majesty's way and fish breeding at the Huay Tapad reservoir, Huay Sai Royal Development Study Center, Cha-Am, Phetchaburi. The project serves as the pilot project for further implementation in other centers in the following years.

Support people and youths to learn and apply the initiations and related projects of His Majesty the King

Planting trees to reduce global warming

Young people and local community join in the project





THE CELEBRATIONS OF THEIR MAJESTY THE KING AND THE QUEEN'S BIRTHDAY

– The Company, in collaboration with over 1,000 members of the Phaholyothin Community, has hosted the events in the auspicious celebration of His Majesty the King's and Her Majesty the Queen's Birthday for 4 consecutive years. The ceremony events include merit making, blood donation to the Thai Red Cross Society, fund raising to alleviate HIV patients from Wat Phrabat Nampu and invitation to do good things to express loyalty and royal merit given to His Majesty the King. In 2007, the Company rolled out the campaign to persuade people from all parties to plant Phutaraksa trees and other kinds a tree a day to pay homage to His Majesty's royal honors and help reduce the global warming condition.

The ceremony events include merit making, blood donation to the Thai Red Cross Society, fund raising to alleviate HIV patients


UOB

The Company arranges an activity with the Phaholyothin community



Giving alms to monks



Encouraging people to plant phutaraksa and other kinds of trees



Shin Corporation adheres to good corporate governance, respects and inherits thai identity, extends helps to society and disadvantaged people and creates long-term shareholder value.

– Throughout the past 24 years, Shin Corporation (Public) Co., Ltd. has ceaselessly realized the importance of and strictly adhered to the Principles of Good Corporate Governance as acclaimed by local and foreign investors.

In 2007, the Company adheres its resolution in business operations pertaining to the Principles of Corporate Governance. The Management and employees will work at full course for highest customer satisfaction leading to earnings to service debt, pay taxes and fees, protecting benefits of customers, institution and individual investors and Thai people, promoting and supporting human resources in the organization to work happily with stability and fortifying the Company to be a sustainable organization while retaining Corporate Social Responsibility.



With the absolute commitment to create long-term shareholder value, the Company has established the policies, operative planning and business strategies as well as measurable key performance indicators based on the transparency in operations verifiable in every process and disclosure of clear, accurate and timely financial and business information to ensure shareholders of the direction towards long-term value creation.

The Company selects only capable and moral human resources in charge of monitoring and controlling asset investments in compliance with appropriate investment and risk management process to enhance long-term added values for shareholders.

Recognizing that the crucial factors to strengthen Thai people, fuel stable and sustainable growth of Thailand consists of promising, well-educated and good youths, warm and strong families and the solidifying society resided by people rendering helps to each other and living together with happiness, moreover, the Company has initiated several social projects.

MESSAGE FROM THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Dear Shareholders:

The year 2007 was not an exciting period for Thailand politically as well as economically. Consumer confidence was very low, which led to a slowdown in domestic consumption. However, with new government in office, consumer confidence and the economy should gradually improve.

At the same time, Shin Corporation Plc (SHIN) went through a period of management restructuring as part of our corporate succession plan. Additionally, we also divested the non-core assets namely the budget airline and consumer finance businesses. The later was a non-profit-making operation.

Advanced Info Service Plc (ADVANC), our mobile flagship, continues to grow and the customer base increased from 19.5 million at the end of 2006 to 24.1 million at the end of last year. This represents a growth of 24% with service revenues market share of about 50% against the other two major competitors. ADVANC is also preparing to bid for new 3G telecom license as soon as the regulator announces bidding process.

Shin Satellite Plc (SATTEL) IPSTAR segment has reached a key milestone when it sold over 100,000 IPSTAR user terminals. These terminals roll-out have a reach in several continents in terms of service coverage area. As IPSTAR services continue to do well in both Thailand and Australia, it is also expanding its distribution channels in China. And in India, its government agency is in the process of reviewing the detail conditions of gateway equipment importation which could potentially pave the way for service area expansion.

SATTEL's telecom segment is continuing to grow in both Lao PDR and Cambodia with an aggregated subscriber base at the end of 2007 of more than 1.1 million. In July, Shennington, a subsidiary of SATTEL and a holding company of both telecom operators in Lao PDR and Cambodia, took on a new strategic partnership. As a result, the proceeds from the sales benefited and enhanced SATTEL balance sheets, as its consolidated debt to equity ratio improved from 1.42x to 0.80x. We strongly believe in growth potential of both telecom franchises as the penetration rate in both countries is still lower than 15%.

In 2008, we will be turning our attention back to the telecom, as it has been the main contributor to the Company's overall performance since it was founded. We will also continue to pursue an interest in the media business. We believe these sectors continue to offer opportunities for growth as well as synergistic and value enhancing for other part of group businesses. Furthermore, SHIN is continuing to seek new business opportunity to fulfill our long-term goal in create greater wealth through our expertise.

We strongly believe that good corporate governance makes a vital contribution to the Company's basic foundations, providing a system of checks and balances, and ensuring transparency and equitable treatment of all shareholders and stakeholders. In addition, our Board of Directors and the management team have proven leadership skills, vision





DR. VIRACH APHIMETEETAMRONG
Chairman of the Board

SOMPRASONG BOONYACHAI
Chief Executive Officer

and accountability. At the least, these characteristics are the right ingredients to achieving sustainable growth of business operations, secure the confidence of investors and all related stakeholders, and maximize the economic value of the company and the long-term wealth of its shareholders.

We continue to focus our Corporate Social Responsibility activities on promoting the development of Thai youth. We consider educational development and creative thinking to be a valuable trait for our young people and are proud to state that we have been actively involved in conducting the "Camp Sanook Kid with Shin Corp" program for the last seven years in order to achieve this. In 2008, we will be taking this program one step further by designating ten schools throughout the four regions of Thailand as centers for educating young people and delivering His Majesty the King's "Economic Sufficiency Philosophy" message. The project will be called "Self-sufficient Youth, Self-sufficient Schools".

Over the past year, we have also become involved with the literary community in promoting fun-to-read Thai classics to young people. We began this program by holding a contest called "Imagination & Inherit Thai Literatures" which we invited students to submit pictures they had painted. This contest proved to be very popular, especially among the literary community. We are proud to be a part of preserving the heritage and traditions of our country.

The Company's full-year consolidated revenues were Baht 22.8 billion, a decline of 2.6% when compared to 2006. Net profit for the year was Baht 960 million, a decrease of 71.8% due to losses from impairment of ITV's concession asset as a result of revocation of concession agreement coupled with losses from sales of consumer finance business Capital OK. The total consolidated assets were Baht 67.3 billion, down Baht 17.5 billion or 20.7% from the previous year. The total consolidated liabilities were Baht 17.5 billion, a reduction of Baht 17.0 billion or 49.2%.

We would like to take this opportunity to thank and express our sincere appreciation to our shareholders, financial institutions, business allies and partners, and all our staff for your kind support over the years. We would like to reassure all of you that we are committed to upholding good corporate governance practices, fair treatment, transparency, and a system of checks and balances. Our business practices are conducted in accordance to related laws and regulations and independent of political involvement. We aim to deliver the highest quality of service to our customers, institutional and minority shareholders. With the management team proven expertise in the telecom and media businesses, our commitment is to deliver sustainable growth for the benefit of all our stakeholders.

AUDIT COMMITTEE REPORT FOR 2007

To the Shareholders of Shin Corporation Plc
The Audit Committee (the "Committee) of Shin Corporation Plc (the "Company") consists of three independent directors who have extensive knowledge and experience in the fields of management, investment, finance and accounting. The Committee is chaired by Mr. Somchai Supphatada and the other members are Mr. Vithit Leenutapong and Mr.Chalaluck Bunnag. The Committee is authorized by the Board of Directors to perform its duties, and is accountable to the Board as set forth in the Audit Committee Charter.

The Board made two appointments, namely Mr. Chalaluck Boonnag as a member of the Committee replacing Dr. Virach Aphimeteetamrong on August 14, 2007, and Mr. Somchai Supphatada as the Chairman of the Committee on November 14, 2007.

During the fiscal year 2007, the Committee independently performed its duties according to the Audit Committee Charter. A total of seven meetings were held with the management, the Company's external auditors, and the Head of Internal Audit. The Committee's significant activities can be summarized as follows:

1. Conducted a review with the management and the external auditors on the Company's quarterly, yearly and consolidated financial statements for the year 2007. The management has the primary responsibility for the preparation of financial statements and the reporting process. The external auditors are responsible for expressing an opinion on the Company's audited financial statements.

The Committee also conducted a separate meeting with the external auditors to consider the risk-based external audit plan and financial controls the latter had recommended.

Based on this review, the Committee believes that the Company's financial reports have been presented fairly in all material respects, and have provided adequate disclosure that conforms with generally accepted accounting principles.

2. Considered and reviewed the disclosure of related-party transactions among the Company and its group. The Committee informed the Board that the disclosure was adequate and correct.

3. Recommended that the Board propose the appointment of auditors from KPMG Phoomchai Audit Ltd. as the Company's new external auditors for 2008 at the annual general meeting of shareholders, and fix the audit fees at no more than 2.19 million baht.

4. Reviewed and evaluated the Company's internal control system, which consists of management control, financial control and compliance control, based on guidelines from the SEC. In addition, the Committee reviewed the risk management policy and the progress and status of the risk management plan as proposed by the Company's Risk Management Committee. Based on this review, the Committee concluded that the Company's systems of internal control and risk management are adequate and functioning effectively.

5. Reviewed the independence, scope of work and risk-based annual audit plans of the Internal Audit Department. The Committee also reviewed the quarterly internal audit results and the progress of the audit plan, and evaluated the performance of the Head of Internal Audit. Based on this review, the Company's system of internal auditing is adequate and effective.

6. Conducted a review to ensure that the Company is in compliance with related laws and regulations by assigning the Internal Audit Department to perform the compliance audit, and the Compliance Department and Legal Department to summarize the compliance status report and update the Committee on any major changes in the related regulations. Based on this review, the Committee believes that the Company has performed in accordance with related laws and regulations without material flaw.

7. Reviewed the Company's corporate governance policy and code of conduct to ensure that they are consistent with international standards and suitable for the current business environment.

8. Regularly invited the management to exchange their views and opinions, share their expertise and provide updates on the regulations that are relevant to the Company's business operations. This will enable the Committee to perform its duties effectively, and keep abreast of current affairs and any changes that may occur.

9. Conducted a self-assessment to review and evaluate its performance by benchmarking with the Audit Committee Charter and Good Practices. The performance results have been effective and have followed the terms of reference in the Audit Committee charter.

In conclusion, the Committee was of the opinion that during the fiscal year 2007, the Company's financial statements were prepared and sufficiently disclosed in accordance with generally accepted accounting principles. The Company has established effective risk management and internal control systems, and practiced good corporate governance.



MR. SOMCHAI SUPPHATADA
Chairman of the Audit Committee
Shin Corporation Plc
February 13, 2008

CONTRIBUTIONS TO SOCIETY

Social Contribution is a crucial commitment Shin Corporation Plc. has continually made as evidenced by a wide array of social activities primarily focusing on youths growing up to be quality people contributing to social development. Besides, the Company organized other activities to promote the recognition of Thai value and forestation in order to reduce global warming. The social activities initiated and implemented by Shin Corp consist of;

The activities encouraging learning, imagination and creative thinking of youths

The project "Camp Sanook Kid with Shin Corp"

Throughout the past 7 years, the Camp Sanook Kid with Shin Corp has extended the opportunity for over 39 classes comprising 3,360 high school students to learn and think creatively from direct experiences and self experiments such as self-sufficiency principle in compliance with His Majesty the King's "Sufficiency Economy" theory at the Bhumirak Dhamachart Project, The Royal Nature Conservation Center in Nakhonnayok. The youths learned about Thai way of living, the products crafted from Thai wisdoms and herbal planting. Moreover, they learned about various academic advancement such as Thai monetary revolution and the animation making workshop. The 5 days and 4 nights of living with friends coming from different regions and cultures became a bond of friendship and impression. The friendship among camp youths did not end in the last day of event yet began the wonderful relationship between one class to the other through the network of www.shincamp.com serving as the learning and communicating channel for update of each alumni.

In 2008, the new activity "Sufficient Youths, Sufficient Schools" will grant scholarship to university students in applying His Majesty the King's initiative "Sufficiency Economy" to constructing the 10 countrywide pilot schools developed to be local and community Learning Center.

The Activities treasuring and inheriting the Thai identity

The project "Thai's Literatures Conservation Contest"

Thai literatures are valuable heritage of arts tending to disappear from Thai society. The project "Thai's Literatures Conservation Contest" was established to encourage youths from junior high school to graduate levels to love reading and realize the value of Thai language. Reading the favorite Thai literature, the participating youths used their imagination and portrayed in drawing. The first project was warmly welcomed by nationwide youths with the 1,640 contesting works and 40 award winnings. The Company received a great honor from the 7 committees specializing in 3 branches consisting of 1) **Fine Arts** : Mr. Chalermchai Kositpipat, Mr. Sangkom Thongmee and Mr. Panya Vijinthanasarn, 2) **Thai Language and Literature** : Khunying Wimol Siripaiboon (Tomyantee) and Mr. Sathienpong Wannapok and 3) **Mass Media** : Mr. Prakit Limsakul and Mr. Tawatchai Somkong. The Company was proud to function as a media in inheriting and supporting Thai arts and cultures among youths.

The project "Pay Homage to His and Her Majesty the King and the Queen"

Every year, the Company organizes the activity to celebrate His Majesty the King and Her Majesty the Queen's Birthday by inviting people to do good things such as merit making, donation to HIV patients at Wat Phrabat Nampu, blood and organ donation to the Thai Red Cross Society to express loyalty and give royal merit to His Majesty the King and Her Majesty the Queen.

The activities encouraging everyone to help alleviate the Global Warming

The project "80th Birthday Celebration of His Majesty the King by Shin Corporation in the forestation reducing global warming campaign"

On the occasion of His Majesty the King's 80th Birthday Celebration in 2007, the Company established the project "80th Birthday Celebration of His Majesty the King by Shin Corporation in the forestation reducing global warming campaign." The project aimed at encouraging people and youths to learn about His Majesty the King's initiatives in conserving and balancing nature and find out the measures to prevent and alleviate global warming effect which is the problem jeopardizing human's lives. The project invited people and youth in Phetchaburi and over 500 youths from the Camp Sanook Kid with Shin Corp to grow plants and release fish breeds at the Huay Tapad reservoir, Huay Sai Royal Development Study Center, Cha-Am, Phetchaburi. Moreover, sport equipment was given to 12 schools in the surrounding communities. The project "Forestation reducing global warming campaign by Shin Corporation" will be continued from 2008-2012 under the concept of forest and water conservation to pay homage to His Majesty the King and Her Majesty the Queen.



— THE PROJECT "CAMP SANOOK KID WITH SHIN CORP"



— THE PROJECT "THAI'S LITERATURES CONSERVATION CONTEST"



— THE CELEBRATIONS OF THEIR MAJESTY THE KING AND THE QUEEN'S BIRTHDAY



— THE PROJECT "FORESTATION REDUCING GLOBAL WARMING CAMPAIGN"

INVESTMENT STRUCTURE OF SHIN GROUP

SHIN CORPORATION PLC [1), 2)]

- ADVANCED INFO SERVICE PLC [2)] 42.71%
  - Digital Phone Co., Ltd. 98.55%
  - Wireless Device Supply Co., Ltd. 99.99%
  - Advanced Datanetwork Communications Co., Ltd. 51.00%
  - Advanced Contact Center Co., Ltd. 99.99%
  - Advanced MPay Co., Ltd. 99.99%
  - Advanced Magic Card Co., Ltd. 99.99%
  - AIN GlobalComm Co., Ltd. 99.99%
  - Super Broadband Network Co., Ltd. 99.93%
  - Data Network Solutions Co., Ltd. 49.00%
  - Advanced Wireless Network Co., Ltd. 99.93%
  - Mobile from Advance Co., Ltd. 99.99%
- SHIN SATELLITE PLC [2)] 41.28%
  - Shin Broadband Internet (Thailand) Co., Ltd. 99.99%
    - CS LOXINFO PLC [2)] 39.89%
      - Teleinfo Media PLC 99.99%
      - Loxley Information Services Co., Ltd. 99.86%
      - AD Venture Co., Ltd. [1)] 99.99%
        - Shineedotcom Co., Ltd. 99.99%
          - Hunsa Dot Com Co., Ltd. 99.99%
          - Sodamag Corp Co., Ltd. 99.99%
      - Watta Classifieds Co., Ltd. 60.00%
    - N.T.U. (Thailand) Ltd. 71.85%
  - Shenington Investments Pte Ltd. [1)] 51.00%
    - Cambodia Shinawatra Co., Ltd. 100%
    - Lao Telecommunications Co., Ltd. 49.00%
  - IPSTAR Co.,Ltd. 99.14%
    - IPSTAR Australia Pty Ltd. 100%
    - IPSTAR New Zealand Ltd. 100%
    - IPSTAR DO BRASIL [3)] 100%
  - Star Nucleus Co., Ltd. 70.00%
  - Spacecode LLC 70.00%
  - IPSTAR International Pte. Ltd. 100%
  - IPSTAR Global Services Ltd. 100%

(As of February 4, 2008)

- ITV PLC [2]
  52.92%
  - Artware Media Co., Ltd.
    99.99%
  - Media Connex Co., Ltd.
    60.00%
- MATCHBOX CO., LTD.
  99.96%

- I.T. APPLICATIONS AND SERVICES CO., LTD.
  99.99%
- PAYMENT SOLUTION CO., LTD.
  99.99%

Remark - Data Line Thai Co.,Ltd. ,which is a subsidiary of Advanced Info Service PLC. registered of its cessation with the MOC on November 29, 2007, currently on process of liquidation

- Com Chat Co.,Ltd. ,Idea Maker Co.,Ltd. and Decode Co.,Ltd. ,which are subsidiaries of Watta Classifieds Co.,Ltd. , registered of its cessation with the MOC on November 30, 2007, currently on process of liquidation

1) Holding Company

2) Listed Company on the Stock Exchange of Thailand

3) On process of set up and register the Company

DIRECTORS



DR. VIRACH APHIMETEETAMRONG



MR. SOMCHAI SUPPHATADA



MR. VITHIT LEENUTAPONG



MR. CHALALUCK BUNNAG



MR. BOON SWAN FOO



MRS. THITIMA RUNGKWANSIRIROJ



MR. SURIN UPATKOON



MR. BOONKLEE PLANGSIRI



MR. SOMPRASONG BOONYACHAI



MR. ARAK CHONLATANON

EXECUTIVE COMMITTEE



MR. SOMPRASONG BOONYACHAI



MR. ARAK CHONLATANON



DR. DUMRONG KASEMSET



MR. VIKROM SRIPRATAKS



MRS. SUWIMOL KAEWKOON



MS. NIDCHANUN SANTHAVESUK

MANAGEMENT TEAM



1) MR. ANAN CHATNGOENNGAM
2) MR. METHO PIAMTHIPMANUS
3) MR. ANEK PANA-APICHON
4) MS. NIDCHANUN SANTHAVESUK
5) MR. WICHAI KITTIWITTAYAKUL
6) MR. KIM SIRITAWEECHAI
7) MS. KORAWAN KITSOMMART
8) MR. PANYA THONGCHAI

DETAILS OF DIRECTORS AND MANAGEMENT TEAM

Dr. Virach Aphimeteetamrong		Age 64
Title		Independent Director and Chairman of the Board of Directors
Shareholding		None
Relationship with Management		None
Highest Education		Ph.D. Finance, University of Illinois, USA
Governance Training of IOD		DAP: Directors Accreditation Program Class 2/2003
Experience	2007 – Present	Chairman of the Board of Directors, Shin Corporation PLC
		Chairman of the Audit Committee, AIG Retail Bank PLC
		Member of the Audit Committee, Thai Ago Energy Co., Ltd.
	2004 – Present	Independent Director and Chairman of the Audit Committee, California Wow Xperience PLC
		Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC
		Independent Director and Chairman of the Audit Committee, Asia Plus Securities PLC
	2001 - Present	Independent Director, Shin Corporation PLC
	1995 – Present	Independent Director and Member of the Audit Committee, Metro Systems Corporation PLC
	1993 – Present	Director, Supalai PLC
	1988 – Present	Chairman, Dr. Virach and Associates Public Accounting Firm
	Present	Director, Thai Rating and Information Services Co., Ltd.
	2006 – 2007	Chairman of the Audit Committee, Shin Corporation PLC
	2001 – 2006	Member of the Audit Committee, Shin Corporation PLC
	1999 – 2003	Dean Faculty of Commerce and Accountancy, Chulalongkorn University
Illegal Record in past 10 years		None

Mr. Somchai Supphatada	Age 48
Title	Independent Director and Chairman of the Audit Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Professional Accounting, University of Texas at Austin, USA
Governance Training of IOD	DAP: Directors Accreditation Program Class 56/2006

Experience	Present	Independent Director and Chairman of the Audit Committee, Shin Corporation PLC
		Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
		Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University
		Member of Accounting Standards Setting Committee, Federation of Accounting Professions, Thailand
	2006-2007	Member of the Audit Committee, Shin Corporation PLC
	2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University
Illegal Record in past 10 years		None

Mr. Vithit Leenutapong		Age 52
Title		Independent Director, Member of the Audit Committee, Member of the Nomination and Governance Committee and Member of the Remuneration Committee
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Business Administration, University of Southern California, USA
Governance Training of IOD		ACP: Audit Committee Program Class 5/2005
		DCP: Directors Certification Program Class 16/2002
Experience	2005 – Present	President, Thai Yarnyon Co., Ltd.
		Vice Chairman, Yontrakit Group
		Director, Yontrakit Volkswagen Marketing Co., Ltd.
		Director, Saha Thai Steel Pipe PLC
		Director, The Queen's Gallery
		Director, The Bangkok Bank Foundation
	2001 – Present	Independent Director and Member of the Audit Committee, Shin Corporation PLC
	1999 – Present	Director, Worldclass Rent a Car Co., Ltd.
	2002 – 2007	Director, German - Thai Chamber of Commerce
	2005 – 2006	Chairman of the Board of Directors, The Government Pharmaceutical Organization
	2002 – 2004	Management Board, Airports of Thailand PLC
	2001	Management Board, Thai Airways International PLC

1995 – 2000	Independent Director and Member of the Audit Committee, Advanced Info Service PLC
1996 – 1997	Board of Director, Expressway and Rapid transit Authority of Thailand
Illegal Record in past 10 years	None

Mr. Chalaluck Bunnag	Age 60
Title	Independent Director and Member of the Audit Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Industrial Administration, Carnegie-Mellon University Master Degree in Civil Engineering, Oklahoma State University
Governance Training of IOD	DAP: Directors Accreditation Program Class 5/2003
Experience 2007 – Present	Independent Director and Member of the Audit Committee, Shin Corporation PLC
2005 – Present	Advisor, The Siam Cement PLC Advisor, Siam Yamato Steel Co., Ltd. Chairman of the Board of Directors, Siam Lemmerz Co., Ltd. Chairman of the Board of Directors, Siam Aisin Co., Ltd. Director, Michelin Siam Group Co., Ltd. Director, Thai Tokai Carbon Product Co., Ltd.
2002 – 2005	Chairman of the Board of Directors, Siam AT Industry Co., Ltd. Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd. Chairman of the Board of Directors, The Siam Nawaloha Foundry Co., Ltd. Chairman of the Board of Directors, Thai Engineering Products Co., Ltd. Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd. Chairman of the Board of Directors, Siam Furukawa Co., Ltd. Chairman of the Board of Directors, The Siam Kubota Industrial Co., Ltd. Chairman of the Board of Directors, Siam Toyota Manufacturing Co., Ltd. Director, The Siam United Steel (1995) Co., Ltd. Director, Toyota Motor Thailand Co., Ltd. Director, Millennium Steel PLC Director, Pheonix Pulp & Paper PLC President, Cementhai Holding Co., Ltd.
1995 – 2002	Vice President, The Siam Cement PLC
1987 – 1995	Managing Director, Siam Tyre Co., Ltd.
1982 – 1987	Maketing Division, The Siam Cement Co., Ltd.
1979 – 1982	Planning & Project, The Siam Cement Co., Ltd.
Illegal Record in past 10 years	None

Mr. Boon Swan Foo		Age 52
Title		Director, Chairman of the Nomination and Governance Committee, Chairman of the Remuneration Committee and Authorized Director
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Business Administration, NUS
Governance Training of IOD		None
Experience	2007 – Present	Director, Shin Corporation PLC
		Chairman of the Board of Directors, Nothacker Pte Ltd.
		Director, Cypress Holdings Ltd.
		Director, Aspen Holdings Ltd.
		Director, Motorola Inc
		Advisor, ST Asset Management
	2006 – Present	Director, Singapore Utilities International Pte Ltd.
	2005 – Present	Advisor, Singapore Technologies Engineering Ltd.
		Deputy Chairman, Orangestar Investment Holdings Pte Ltd.
		Deputy Chairman, Singapore Cómputer Systems Ltd.
	2004 – Present	Director, Keppel Amfels Inc
		Director, BMRC, Singapore's Agency for Science, Technology and Research (A*STAR)
		Director, SERC, Singapore's Agency for Science, Technology and Research (A*STAR)
	2002 – Present	Deputy Chairman, Merlion Pharmaceuticals Pte Ltd.
		Member of Commercialization Advisory Board, Imperial College (UK)
	2001 – Present	Director, Info-Communications Development Authority of Singapore (IDA)
		Executive Chairman, Exploit Technologies Pte Ltd.
Illegal Record in past 10 years		None

Mrs.Thitima Rungkwansiriroj		Age 46
Title		Director, Member of the Remuneration Committee and Authorized Director
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Finance Accounting, Thammasat University
Governance Training of IOD		DAP: Directors Accreditation Program Class 66/2007
Experience	2007 – Present	Director, Shin Corporation PLC

	Director, SCB Leasing PLC
	Director, Siam Niti Law Office Co., Ltd.
	Director, Mahisorn Co., Ltd.
	Director, The Siam Administrative Management Co., Ltd.
	Director and Member of the Executive Committee, Siam Commercial New York Life Insurance PLC
2006 – Present	Head of Equity Investment Division, The Siam Commercial Bank PLC
2003 – 2006	Chief Financial Officer, GMM Grammy PLC
2001 – 2003	Head of Support Function Unit, KGI Securities (Thailand) PLC
1997 – 2001	Chief Financial Officer, The East Asiatic (Thailand) PLC
Illegal Record in past 10 years	None

Mr. Surin Upatkoon	Age 58
Title	Director
Shareholding	None
Relationship with Management	None
Highest Education	Bachelor Degree in HSC Han Chiang High School
Governance Training of IOD	None
Experience 2006 – Present	Director, Shin Corporation PLC
	Chairman, Magnum Corporation Berhad
2003 – Present	Director, MWE Holdings Berhad
	Director, MWE Spinning Mills Sdn Bhd
	Chairman, Magnum 4D Berhad
2002 – Present	Managing Director, Multi-Purpose Holdings Berhad
2005 – 2006	Senior Executive Director, Magnum Corporation Berhad
1976 – 2003	Executive Director, MWE Holdings Berhad
1974 – 2003	Managing Director, MWE Spinning Mills Sdn Bhd
2000 – 2002	Executive Director, Multi-Purpose Holdings Berhad
Illegal Record in past 10 years	None

Mr. Boonklee Plangsiri	Age 56
Title	Director
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Computer Engineering, University of Illinois (Urbana Champaign), USA
Governance Training of IOD	DAP: Directors Accreditation Program Class 40/2005
Experience 1997 – Present	Director, Shin Corporation PLC

2004 – 2007	Chairman of the Board of Directors, CS LoxInfo PLC
2001 – 2007	Chairman of the Board of Directors, ITV PLC
1999 – 2007	Chairman of the Group Executive Committee, Shin Corporation PLC
1997 – 2007	Director, Advanced Info Service PLC and Shin Satellite PLC
2001 – 2002	Chairman of the Executive Committee, ITV PLC
1997 – 2000	Member of the Executive Committee of Shin Corporation PLC, Advanced Info Service PLC and Shin Satellite PLC
1995 – 1996	Vice Chairman of the Executive Committee (Operation), Shinawatra Group
1993 – 1994	President of Shinawatra Group
Illegal Record in past 10 years	None

Mr. Somprasong Boonyachai	Age 52
Title	Director, Member of the Nomination and Governance Committee, Member of the Remuneration Committee, Chairman of the Group Executive Committee and Authorized Director
Shareholding	0.0000003%
Relationship with Management	None
Highest Education	Master Degree in Engineering, Asian Institute of Technology (AIT)
Governance Training of IOD	DCP: Directors Certification Program Class 65/2005 DAP: Directors Accreditation Program Class 30/2004
Experience 2007-Present	Director and Chairman of the Group Executive Committee, Shin Corporation PLC
2006 – Present	Director, Shin Satellite PLC
2004 – Present	Director, Praram 9 Hospital Co., Ltd.
2000 – Present	Member of the Executive Committee, Shin Satellite PLC
1999 – Present	Director and Chairman of the Executive Committee, Advanced Info Service PLC
1997 – Present	Independent Director, Power Line Engineering PLC
2004 – 2007	Member of the Executive Committee, CS LoxInfo PLC Director and Member of the Executive Committee, ITV PLC
2000 – 2007	Group Vice Chairman of the Group Executive Committee, Shin Corporation PLC
1997 – 1998	Vice Chairman of the Executive Committee - Wireless Communications, Shinawatra Group
1995 – 1996	Senior President, Advanced Info Service PLC
1994 – 1995	President, Advanced Info Service PLC
1993 – 1994	President, Shin Satellite PLC
1993 – 1993	President, Advanced Info Service PLC

1992 – 1993	Executive Vice President (Operation 4), Shinawatra Group
Illegal Record in past 10 years	None
Mr. Arak Chonlatanon	Age 57
Title	Director, Member of the Executive Committee, Chairman of the Executive Committee - Media & New Business and Authorized Director
Shareholding	None
Relationship with Management	None
Highest Education	Bachelor Degree in Electronic Engineering, Chulalongkorn University
Governance Training of IOD	None
Experience 2007 – Present	Director, Shin Corporation PLC Chairman of the Executive Committee-Media & New Business, Shin Corporation PLC
1998 – Present	Member of the Executive Committee, Shin Corporation PLC
2000 – 2007	Chairman of the Executive Committee - E-Business and Others, Shin Corporation PLC
2001 – 2006	Director, Shin Corporation PLC
2000 – 2002	Member of the Executive Committee, Advanced Info Service PLC
1993 – 1998	President, Shinawatra International PLC
1991 – 1992	President, Advanced Info Service PLC
Illegal Record in past 10 years	None
Dr. Dumrong Kasemset	Age 53
Title	Member of the Executive Committee and Chairman of the Executive Committee-Satellite and International Business
Shareholding	None
Relationship with Management	None
Highest Education	Doctorate Degree in Electrical Engineering, Massachusetts Institute of Technology, USA
Governance Training of IOD	DAP: Directors Accreditation Program Class 2/2003
Experience 2004 – Present	Director and Chairman of the Executive Committee, CS LoxInfo PLC
2000 – Present	Member of the Executive Committee, Advanced Info Service PLC Member of the Executive Committee, Shin Corporation PLC
1999 – Present	Director and Member of the Executive Committee, Shin Satellite PLC
1997 – Present	Chairman of the Executive Committee, Satellite and International Business
2004 – 2007	Director and Member of the Executive Committee, ITV PLC
1994 – 2000	President, Shinawatra Satellite PLC

1995 – 1997	Vice Chairman of the Executive Committee, Policy, Shinawatra Group
1993 – 1994	Executive Vice President, IBC Cable TV
1991 – 1992	Group General Manager, IBC Cable TV
	Senior Manager - Business Development, Shinawatra Group
1989 – 1991	Program Manager Integrated Optoelectronics, GE Aerospace, New York, USA
1986 – 1989	Manager, Ga As IC Materials, Microwave Semiconductor Co., Ltd., Siemens Group, New Jersey, USA
Illegal Record in past 10 years	None

Mr. Vikrom Sriprataks	Age 55
Title	Member of the Executive Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Business Administration, Thammasat University
Governance Training of IOD	None
Experience 2007 – Present	Member of the Executive Committee, Shin Corporation PLC
	Director and Member of the Executive Committee, Advanced Info Service PLC
	Chief Executive Officer, Advanced Info Service PLC
2002 – Present	Chief Technology Officer, Advanced Info Service PLC
2000 – 2007	President, Digital Phone Co., Ltd.
1998 – 2000	Senior Executive President Engineering, Advanced Info Service PLC
1995 – 1998	Executive Vice President, Shinawatra International Co., Ltd.
Illegal Record in past 10 years	None

Mrs. Suwimol Kaewkoon	Age 52
Title	Member of the Executive Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Business Management, Asian Institute of Management, Philippines
Governance Training of IOD	None
Experience 2007 – Present	Member of the Executive Committee, Shin Corporation PLC
	Director, Payment Solution Co., Ltd.
	Chief Customer Officer, Advanced Info Service PLC
2006 – 2007	Managing Director, Capital Ok Co., Ltd.
2002 – 2006	Chief Customer Champion & Terminal Business Officer, Advanced Info Service PLC

1995 – 2002	Managing Director, Advanced Wireless Marketing Co., Ltd.
1982 – 1994	President, Robinson Department Store PLC
1980 – 1981	Senior Business Consultant, Allied Management Consultant of Asia Co., Ltd.
Illegal Record in past 10 years	None

Ms. Nidchanun Santhavesuk	Age 42
Title	Member of the Executive Committee and President
Shareholding	0.0000059%
Relationship with Management	None
Highest Education	Master Degree in Business Administration, Thammasat University
Governance Training of IOD	DAP: Directors Accreditation Program Class 66/2007
Experience 2007 – Present	Member of the Executive Committee and President, Shin Corporation PLC Director and Member of the Executive Committee, Shin Satellite PLC Director and Member of the Executive Committee, Advanced Info Service PLC*
2003 – 2007	Vice President of Portfolio Management Department, Shin Corporation PLC
2000 – 2003	Assistant Vice President of Portfolio Management Department, Shin Corporation PLC
1998 – 1999	Senior Finance Specialist, Shin Corporation PLC
1997 – 1998	First Vice President Finance & Treasury, Jardine Fleming Thanakom
1993 – 1996	Head of Project Finance, Shinawatra Computer & Communication PLC
Illegal Record in past 10 years	None * Will resign from the board of Advanced Info Service PLC after the Annual General Meeting of Shareholders for 2008 (April 10, 2008) approves the appointment of a replacement.

Mr. Anek Pana-apichon	Age 42
Title	Vice President - Finance & Accounting
Shareholding	0.0000001%
Relationship with Management	None
Highest Education	Master Degree in Business Administration, Chulalongkorn University
Governance Training of IOD	None
Experience 2004 – Present	Vice President - Finance & Accounting, Shin Corporation PLC
2003 – 2004	Comptroller, Shin Corporation PLC

2000 – 2002	Assistant Vice President - Accounting, Shin Corporation PLC
1992 – 1999	Finance & Accounting Director, Shinawatra Directories Co., Ltd.
Illegal Record in past 10 years	None

Mr. Wichai Kittiwittayakul	Age 46
Title	Secretary to the Board of Directors and Vice President - Internal Audit & Risk Management
Shareholding	0.0000026%
Relationship with Management	None
Highest Education	Master Degree in Accounting, Thammasat University
Governance Training of IOD	Company Secretary Program - 2005 Board & CEO Assessment Program - 2003 Effective Audit Committee Program – 2002 Board Practices Program - 2002 Board Composition and Relations Program - 2002 Board Policy Program - 2002
Experience 2003 – Present	Secretary to the Board of Directors, Shin Corporation PLC
2004 – Present	Vice President - Internal Audit & Risk Management, Shin Corporation PLC
2002 – 2004	Assistant Vice President – Internal Audit and Risk Management, Shin Corporation PLC
2000 – 2002	Assistant Vice President – Internal Audit, Shin Corporation PLC
2002	Head of Compliance, Shin Corporation PLC
2001	Assistant Vice President – Internal Audit, Shin Satellite PLC
Illegal Record in past 10 years	None

Mr. Panya Thongchai	Age 48
Title	Assistant Vice President-Investor Relations
Shareholding	None
Relationship with Management	None
Highest Education	Bachelor Degree in Business Administration, City University of New York
Governance Training of IOD	None
Experience 1995 – Present	Investor Relations, Shin Corporation PLC
1992 – 1993	Accounting-Brown and Associates, New York, USA
1989 – 1991	Real Estate Marketing-McNerney and Talmo, New York, USA
1986 – 1988	Accounting-Citibank, New Jersey, USA
Illegal Record in past 10 years	None

Mr. Kim Siritaweechai		Age 39
Title		Assistant Vice President - Portfolio Management
Shareholding		0.0000007%
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Thammasat University
Governance Training of IOD		None
Experience	2007 – Present	Assistant Vice President-Portfolio Management, Shin Corporation PLC
	2004 – 2007	Assistant Vice President-New Business, Shin Corporation PLC
	2003 – 2004	Senior-Finance Analyst, Shin Corporation PLC
Illegal Record in past 10 years		None

Mr. Anan Chatngoenngam		Age 40
Title		Assistant Vice President-Corporate Accounting
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Accounting, Chulalongkorn University
Governance Training of IOD		None
Experience	2006 – Present	Assistant Vice President-Corporate Accounting, Shin Corporation PLC
	2004 – 2006	Corporate Accounting Manager, Shin Corporation PLC
	1996 – 2004	Accounting Specialist, Shin Corporation PLC
Illegal Record in past 10 years		None

Ms. Korawan Kitsommart		Age 39
Title		Assistant Vice President-Performance Measurement
Shareholding		None
Relationship with Management		None
Highest Education		Master Degree in Business Administration, Thammasat University
Governance Training of IOD		None
Experience	2007 – Present	Assistant Vice President-Performance Measurement, Shin Corporation PLC
	2006 – 2007	Assistant Vice President-Portfolio Management Department, Shin Corporation PLC
	1999 – 2006	Senior Manager-Portfolio Management Department, Shin Corporation PLC
	1995 – 1999	Assistant Vice President-Investment Banking Department, Ayudhya Investment and Trust PLC
	1994 – 1995	Valuation Trainee, Jones Lang Wootton

1992 – 1994	Chief Accountant, SE-Education PLC
1989 – 1991	Assistant to the Auditor, Accounting Management and Consultant (AMC)
Illegal Record in past 10 years	None

Mr. Metho Piamthipmanus	Age 34
Title	Assistant Vice President-Finance
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Business Administration, Sasin Graduate Institute of Business of Chulalongkorn University
Governance Training of IOD	None
Experience 2007 – Present	Assistant Vice President-Finance, Shin Corporation PLC
2005 – 2006	Department Manager-Corporate Finance Department, Shin Corporation PLC
2001 – 2004	Manager-Corporate Finance Department, Shin Corporation PLC
1999 – 2000	Assistant Manager-Treasury Department, Shin Corporation PLC
Illegal Record in past 10 years	None

THE YEAR'S MILESTONES

PRE - 2007 MILESTONES

1983	• Shinawatra Computer Service and Investment Co., Ltd. was established to supply and lease mini and mainframe computers (the company's name was changed to Shin Computer Co., Ltd. in 1984, and then Shin Corporation PLC in 1999, SHIN).
1990	• Shinawatra Computer Co., Ltd. was listed on the Stock Exchange of Thailand. • Advanced Info Service Co., Ltd. was granted an exclusive 20-year BTO (build-transfer-operate) concession by the Telephone Organization of Thailand (currently TOT PLC - TOT) to provide mobile telephone services on the 900 MHz band. In 1996, the concession was extended to 25 years, ending in 2015.
1991	• Shinawatra Satellite Co., Ltd. was granted a 30-year concession to operate Thailand's first commercial satellite by the Ministry of Transport and Communications, with 8 years of exclusivity. • Advanced Info Service Co., Ltd. (AIS) was listed on the Stock Exchange of Thailand and changed to a Public Company Limited. in 1992.
1993	• Thaicom 1 was successfully launched into orbit. • Shinawatra Satellite Co., Ltd. was changed to Public Company Limited.
1994	• Shinawatra Satellite PLC was listed on the Stock Exchange of Thailand and its name was changed to Shin Satellite PLC (SATTEL) in 1999. • Thaicom 2 was successfully launched into orbit.
1997	• Thaicom 3 was successfully launched into orbit.
1999	• Singapore Telecom International Private Limited (STI) became a shareholder in AIS, diluting SHIN's stake to 42%.
2000	• SHIN bought 45.59% stakes in Digital Phone Co., Ltd. (DPC), which was granted a BTO concession by CAT Telecom PLC (CAT) to operate mobile telephone services on the 1800 MHz band, from Samart Corporation PLC. After a capital increase, SHIN's stakes in DPC increased to 47.55%. • SHIN invested in ITV, taking 39% via a capital increase.

2001	• The wireless business was restructured, with DPC moved to directly under AIS, whose stake rose to 98.17% after acquiring DPC from TMI Mauritius Limited. • SHIN and AIS changed par value from Baht 10 per share to Baht 1 per share. • SHIN became ITV's major shareholder with 77.48% stake via purchasing shares from Siam Commercial Bank and a tender offer.
2002	• ITV was listed on the Stock Exchange of Thailand, issuing new ordinary shares for an Initial Public Offering that included some shares held by SHIN, which diluted SHIN's stakes in ITV to 55.53%.
2003	• SHIN and AirAsia Sdn Bhd established Thai AirAsia Co., Ltd. (TAA), holding 50% and 49%, respectively, to operate a budget airline. SHIN also set up Capital OK Co., Ltd. (OK) with DBS Bank, Singapore, with 60% and 40% stakes, respectively, to operate a consumer finance business. These two businesses started operations in 2004.
2004	• CS LoxInfo PLC (CSL) purchased a 38.25% stake in Teleinfo Media Co., Ltd. (TMC) from SHIN and 25% from Singtel Interactive Pte Ltd., which made CSL the major shareholder in TMC with 63.25%. This allowed CSL to enhance revenue by using the strengths lying in TMC's information system. • CSL was listed on the Stock Exchange of Thailand through an Initial Public Offering.
2005	• SATTEL increased capital by issuing 208 million new ordinary shares at Baht 15.30 each, placed with institutional and individual investors, bringing in Baht 3.18 billion. This diluted SHIN's holding in SATTEL to 41.34%. • Thaicom 4 (IPSTAR), the world's first broadband satellite in Asia Pacific Region, was successfully launched into orbit. IPSTAR commenced with services for TOT, which is the National Service Operator for IPSTAR in Thailand. • ITV (holding 60%), CA Mobile Ltd. (25%) and Mitsui & Co., Ltd. (15%) established Media Connex Co., Ltd. to operate mobile content business. In 2006, the holding proportion was changed to ITV 60% and Mitsui 40%. • TMC became a wholly owned subsidiary of CSL after CSL purchased the remaining 36.75% in TMC from TOT.

2006	• Thaicom 5 was successfully launched into orbit and Thaicom 3 was taken out of its orbit, as it had experienced an extensive power loss that made it incapable of providing further service. • SHIN's holding in OK increased to 99.99% after SHIN acquired the shares held by DBS Bank. • SHIN sold all its stakes in TAA to Asia Aviation Co., Ltd. (AA), in which it holds 49%, diluting SHIN's holding in TAA to 24.50%. • CSL acquired AD Venture Co., Ltd. (ADV) from SHIN and Mitsubishi group. ADV is a shareholder of Shineedotcom Co., Ltd., which operates mobile content business as well as a portal web, hunsa.com.

2007 MILESTONES

2007	• On March 6, 2007, the cabinet resolved to cease ITV's broadcasting at 12.00 am of March 7, 2007. PMO sent the notice dated March 7, 2007, to terminate the Concession Agreement, and demanded ITV repay the debt as previously requested and deliver to PMO the assets that ITV uses in operating the business under the Concession Agreement within the period specified by PMO in accordance with the cabinet's resolution issued on March 6, 2007. Such termination caused ITV to cease its broadcasting business using the UHF system. However, ITV continues to proceed with the cases against PMO with the remaining valid claims requesting PMO to compensate ITV for such losses and damages. There are three (3) pending cases between ITV and PMO consisting: two (2) pending cases, which ITV is a claimant, Black case No. 1/2550 at arbitration institute regarding the unreasonable fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum concession fee and Black case No.46/2550 at arbitration institute regarding PMO's illegal termination of the Concession Agreement and the illegal request for the debt as well as claim for the damages arising out of such wrongdoings in the amount of Baht 21,814 million; and one (1) pending case, which PMO in a claimant, Black case No.640/2550 that PMO filed the complaint against ITV at the Central Administrative Court requesting IT.V to pay Baht 101,865 million but the Supreme Administrative Court reaffirmed the Central Administrative Court's order of dismissal of such case in order to allow the parties to the Concession Agreement to use the arbitration proceeding as specified by the Concession Agreement • SHIN bought Payment Solution Co., Ltd. From OK and became major shareholder with 99.99% stake. • SHIN sold all its stake in OK to ACAP Advisory PLC and ORIX Corporation. • SHIN sold all its stake in AA, representing 49%, to TAA's top management. • SATTEL sold 49% stake in Shenington Investments Pte Ltd. (SHEN) to Asia Moblie Holdings Pte Ltd., diluting SATTEL's holding in SHEN to 51%.

GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES AND ASSOCIATED COMPANIES

GENERAL INFORMATION OF THE COMPANY

SHIN CORPORATION PUBLIC COMPANY LIMITED

Symbol:	SHIN
Nature of Business:	Telecom, Satellite, and Media
Website:	www.shincorp.com
Registration No:	010753000257
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-5000
	Fax: (662) 271-1058
Registered Capital:	5,000,000,000 shares
Paid-up Capital:	3,196,857,425 shares
Par Value:	1 Baht
Paid-up Capital:	3,196,857,425 Baht

GENERAL INFORMATION OF THE SUBSIDIARIES AND ASSOCIATED COMPANIES

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

Symbol:	ADVANC
Nature of Business:	Mobile phone service provider on 900 MHz frequency
Website:	www.ais.co.th
Registration No:	0107535000265
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 299-6000
	Fax: (662) 299-5165
Registered Capital:	4,997,459,800 shares
Paid-up Capital:	2,958,593,799 shares
Par Value:	1 Baht
Paid-up Capital:	2,958,593,799 Baht
Percent of Investment:	42.71%

Shin Satellite Public Company Limited

Symbol:	SATTEL
Nature of Business:	Providing satellite transponders service for telecommunications and broadcasting
Website:	www.thaicom.net
Registration No:	0107536000897
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Tel: (662) 299-5000 Fax: (662) 299-5252
Branch Office 1:	41/103 Rattanathibet Road, Muang, Nonthaburi 11000 Tel: (662) 591-0736 Fax: (662) 591-0705
Branch Office 2:	50 Moo 1 Bor-ngern, Ladlumkaew, Phathumthani 12140 Tel: (662) 599-3000 Fax: (662) 599-3000 Ext. 712
Registered Capital:	1,132,082,300 shares
Paid-up Capital:	1,092,218,894 shares
Par Value:	5 Baht
Paid-up Capital:	5,461,094,470 Baht
Percent of Investment:	41.28%

ITV Public Company Limited

Symbol:	ITV
Nature of Business:	Operator of ITV television station (On March 8, 2007, ITV has to cease its operation under ITV Television Station due to the revocation of the Concession Agreement)
Registration No:	0107541000042
Head Office:	1010 Shinawatra Tower 3, 6th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok Tel: (662) 791-1795-6 Fax: (662) 791-1797
Registered Capital:	1,560,000,000 shares
Paid-up Capital:	1,206,697,400 shares
Par Value:	5 Baht
Paid-up Capital:	6,033,487,000 Baht
Percent of Investment:	52.92%

MATCHBOX COMPANY LIMITED
(FORMERLY NAME SC MATCHBOX COMPANY LIMITED)

Symbol:	MB
Nature of Business:	Full service advertising agency
Website:	www.scmatchbox.com
Head Office:	414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
	Tel: (662) 299-5600
	Fax: (662) 299-5661
Branch Office 1:	408/37 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
	Tel: (662) 299-5600
	Fax: (662) 299-5636
Branch Office 2:	408/50 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
	Tel: (662) 299-5600
	Fax: (662) 615-3052
Registered Capital:	900,000 shares
Paid-up Capital:	900,000 shares
Par Value:	10 Baht
Paid-up Capital:	9,000,000 Baht
Percent of Investment:	99.96%

I.T. APPLICATIONS AND SERVICES COMPANY LIMITED

Symbol:	ITAS
Nature of Business:	Provide of computer software and applications
Website:	www.itas.co.th
Head Office:	388 SP Tower, 3rd Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok
	Tel: (662) 273-0760
	Fax: (662) 273-0191
Registered Capital:	1,000,000 shares
Paid-up Capital:	1,000,000 shares
Par Value:	10 Baht
Paid-up Capital:	10,000,000 Baht
Percent of Investment:	99.99%

Payment Solution Company Limited (PS)

Symbol:	PS
Nature of Business:	Electronic card and prepaid card business
Head Office:	1010 Shinawatra Tower 3, 13th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok 10900 Tel: (662) 299-5000 Fax: (662) 299-5624
Registered Capital:	55,000,000 shares
Paid-up Capital:	55,000,000 shares
Par Value:	10 Baht
Paid-up Capital:	550,000,000 Baht
Percent of Investment:	99.99%

General Information of the Associated Company of Wireless Business

Digital Phone Company Limited (DPC)

404 Phaholyothin Center Tower, Phaholyothin Road,	Nature of Business:	Service provider of digital mobile phone network on 1800 MHz frequency
Samsennai, Phayathai,	Registered Capital:	1,462.19 million shares
Bangkok 10400	Par Value:	10 Baht
Tel: (662) 299-6000	Paid-up Capital:	14,621.86 million Baht
Fax: (662) 299-5455	% of Investment of ADVANC	98.55%

Wireless Device Supply Company Limited (WDS)

404 Phaholyothin Center Tower, Phaholyothin Road,	Nature of Business:	Importer and distributor of handset and accessories
Samsennai, Phayathai, Bangkok	Registered Capital:	0.5 million shares
Tel : (662) 299-5777	Par Value:	100 Baht
Fax : (662) 299-5455	Paid-up Capital:	50 million Baht
	% of Investment of ADVANC	99.99%

Advanced Datanetwork Communications Company Limited (ADC)

500 Amarin Plaza Tower, 17th-19th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok	Nature of Business:	Service provider of voice/data communications via telephone line and broadband in Bangkok and metropolitan areas
Tel: (662) 256-9461-80	Registered Capital:	95.75 million shares
Fax: (662) 256-9922	Par Value:	10 Baht
Website: www.adc.co.th	Paid-up Capital:	957.52 million Baht
	% of Investment of ADVANC	51.00%

ADVANCED CONTACT CENTER COMPANY LIMITED (ACC)

414 Phaholyothin Road,	Nature of Business:	Service provider of call center service
Samsennai, Phayathai,	Registered Capital:	27.2 million shares
Bangkok 10400	Par Value:	10 Baht
Tel: (662) 299-6000	Paid-up Capital:	272 million Baht
FAX: (662) 299-5959	% of Investment of ADVANC	99.99%

ADVANCED MPAY COMPANY LIMITED (AMP)

408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok	Nature of Business:	Service provider of payment business via mobile phone
	Registered Capital:	30 million shares
	Par Value:	10 Baht
Tel: (662) 687-4808	Paid-up Capital:	300 million Baht
Fax: (662) 687-4788	% of Investment of ADVANC	99.99%

ADVANCED MAGIC CARD COMPANY LIMITED (AMC)

414 Phaholyothin Road,	Nature of Business:	Distributor of cash card business
Samsennai, Phayathai,	Registered Capital:	25 million shares
Bangkok 10400	Par Value:	10 Baht
Tel: (662) 299-6000	Paid-up Capital:	250 million Baht
Fax: (662) 615-3330	% of Investment of ADVANC	99.99%

AIN GLOBALCOMM COMPANY LIMITED (AIN)
(FORMERLY NAME AIS INTERNATIONAL NETWORK COMPANY LIMITED)

408/127 Phaholyothin Place	Nature of Business:	Service provider of international gateway
Tower, 29th Floor, Phaholyothin	Registered Capital:	2 million shares
Road, Samsennai, Phayathai,	Par Value:	100 Baht
Bangkok	Paid-up Capital:	100 million Baht
Tel: (662) 299-6000	% of Investment of ADVANC	99.99%
Fax: (662) 278-7030		

SUPER BROADBAND NETWORK COMPANY LIMITED (SBN)
(FORMERLY NAME AIS WIRE NETWORK COMPANY LIMITED)

408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai,	Nature of Business:	Service provider of internet (ISP), internet gateway and broadband, voice over IP, and IP television
Bangkok	Registered Capital:	0.01 million shares
Tel: (662) 299-6000	Par Value:	100 Baht
Fax: (662) 615-3330	Paid-up Capital:	1 million Baht
	% of Investment of ADVANC	99.93%

Data Network Solutions Company Limited (DNS)

500 Amarin Plaza Tower, 9th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok	Nature of Business:	Service provider of voice/data communications via telephone line network in upcountry
Tel: (662) 256-9461-80	Registered Capital:	0.10 million shares
Fax: (662) 256-9922	Par Value:	10 Baht
	Paid-up Capital:	1 million Baht
	% of Investment of ADVANC	49.00%

Advanced Wireless Network Company Limited (AWN)
(formerly name AIS Wireless Communication Network Company Limited)

414 Phaholyothin Road,	Nature of Business:	Currently not in operation
Samsennai, Phayathai,	Registered Capital:	0.01 million shares
Bangkok 10400	Par Value:	100 Baht
Tel: (662) 299-6000	Paid-up Capital:	1 million Baht
Fax: (662) 615-3330	% of Investment of ADVANC	99.93%

Mobile From Advance Company Limited (MFA)

1 Phaholyothin Road, Samsennai, Phayathai, Bangkok	Nature of Business:	Importer and distributor of cellular phones and accessories (non-operated)
Tel : (662) 299-6000	Registered Capital:	24 million shares
Fax : (662) 299-5019	Par Value:	10 Baht
	Paid-up Capital:	240 million Baht
	% of Investment of ADVANC	99.99%

Data Line Thai Company Limited (DLT)

414 Phaholyothin Road,	Nature of Business:	Internet service (On process of liquidation)
Samsennai, Phayathai,	Registered Capital:	1.5 million shares
Bangkok 10400	Par Value:	10 Baht
Tel: (662) 299-6000	Paid-up Capital:	15 million Baht
Fax: (662) 615-3330	% of Investment of ADVANC	65.00%

General Information of the Associated Company of Satellite and International Business

Shin Broadband Internet (Thailand) Company Limited (SBI)

41/103 Rattanathibet Road, Muang, Nonthaburi 11000	Nature of Business	Providing internet, mobile satellite phone, and related telecommunication services
Tel: (662) 591-0736	Registered Capital	94.7285 million shares
Fax: (662) 591-0705	Par Value	10 Baht
	Paid-up Capital	947.285 million Baht
	% of Investment of SATTEL	99.99%

N.T.U. (Thailand) Limited (NTU)

1010, Shinawatra Tower III,	Nature of Business	Providing training network services
3 rd Floor, Viphavadi Rangsit	Registered Capital	1.2 million shares
Rd., Chatuchak,	Par Value	10 Baht
Bangkok, 10900	Paid-up Capital	12 million Baht
Tel: (662) 949-2646-8	% of Investment of SBI	71.85%
Fax: (662) 949-2650-1		
Website: www.ntuthailand.com		

Shenington Investments Pte Limited (SHEN)

1 Temasek Ave., # 27-01	Nature of Business	Holding Company
Millenia Tower, Singapore	Registered Capital	15 million shares
039192	Par Value	1 SGD
Tel: (65) 338-1888	Paid-up Capital	14.66 million SGD
Fax: (65) 337-5100	% of Investment of SATTEL	51.00%

Cambodia Shinawatra Company Limited (CAMSHIN)

66 Mao Tse Toung Boulevard, Sangkat Bengtrabek,	Nature of Business	Providing fixed phone and mobile phone services in Cambodia
District of Chamcar Mon,	Registered Capital	19.2 million shares
Phnom Penh, Kingdom of	Par Value	1 USD
Cambodia	Paid-up Capital	19.2 million USD
Tel: (855) 23-360001-5	% of Investment of SHEN	100%
Fax: (855) 23-3611234		

Lao Telecommunications Company Limited (LTC)

Lanexang Avenue 0100, Vientiane, Lao People's Democratic Republic	Nature of Business	Providing fixed phone, mobile phone, services international facilities, internet, and paging services in Laos
Tel: (007) 856-2121-6465-6	Registered Capital	96.84 million shares
Fax: (007) 856-2121-9690	Par Value	1 USD
	Paid-up Capital	96.84 million USD
	% of Investment of SHEN	49.00%

IPSTAR Company Limited (IPSTAR)

Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Nature of Business	Provider of IPSTAR capacity
	Registered Capital	200 million shares
	Par Value	0.01 USD
	Paid-up Capital	2 million USD
	% of Investment of SATTEL	99.14%

IPSTAR Australia Pty Limited (IPA)

Building A, L3, Suite 3.1, 64 Talavera Road, North Ryde, NSW 2113, Australia	Nature of Business	Providing IPSTAR services in Australia
	Registered Capital	6.95 million shares
	Par Value	1 AUD
	Paid-up Capital	6.95 million AUD
	% of Investment of IPSTAR	100%

IPSTAR New Zealand Limited (IPN)

13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand	Nature of Business	Providing IPSTAR services in New Zealand
	Registered Capital	2.50 million shares
	Par Value	1 NZD
	Paid-up Capital	2.50 million NZD
	% of Investment of IPSTAR	100%

IPSTAR DO BRASIL (IPB)

(on process of set up and register the company)	Nature of Business	Providing IPSTAR broadband services
	Registered Capital	0.10 million shares
	Par Value	1 USD
	Paid-up Capital	-
	% of Investment of IPSTAR	100%

Star Nucleus Company Limited (STAR)

Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands	Nature of Business	Licensor of IPSTAR technology
	Registered Capital	0.05 million shares
	Par Value	1 USD
	Paid-up Capital	10 USD
	% of Investment of SATTEL	70.00%

Spacecode LLC (SPACE)

8695 Zumwalt Road, Monmouth, OR 97365 USA	Nature of Business	Research and development of IPSTAR technology
	Registered Capital	-
	Par Value	-
	Paid-up Capital	4.29 million USD
	% of Investment of SATTEL	70.00%

IPSTAR International Pte Limited (IPI)

1 Temasek Avenue # 27-01, Millenia Tower, Singapore 039192	Nature of Business	Providing IPSTAR broadband services
Tel: (65) 338-1888	Registered Capital	0.02 million shares
Fax: (65) 337-5100	Par Value	1 SGD
	Paid-up Capital	-
	% of Investment of SATTEL	100%

IPSTAR Global Services Limited (IPG)

Intercontinental Trust Limited Suite 802, St. James Court, St. Denis Street, Port Louis, Mauritius	Nature of Business	Providing IPSTAR broadband services
Tel: (230) 213-9800	Registered Capital	0.02 million shares
Fax: (230) 210-9168	Par Value	1 USD
	Paid-up Capital	-
	% of Investment of SATTEL	100%

CS LOXINFO PUBLIC COMPANY LIMITED (CSL)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office: 971, 973 President Tower, 11th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok, 10330 Tel: (662) 263-8000 Fax: (662) 263-8132 Website: www.csloxinfo.com	Nature of Business	Internet data center services, Internet access and satellite uplink-downlink service for domestic and international communications
	Registered Capital	660.85 million shares
	Par Value	1 Baht
	Paid-up Capital	626.90 million Baht
	% of Investment of SBI	39.89%

TELEINFO MEDIA PUBLIC COMPANY LIMITED (TMC)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office 1: 273 Soi Sang U-thai, 50 Sukkhumvit Road, Phakhanong, Klongtoey, Bangkok Branch Office 2: 25th- 28th Floor, Vanit Bldg. 2, 1126/2 New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok 10400 Tel: (662) 262-8888 Fax: (662) 262-8899 Website: www.teleinfomedia.net	Nature of Business	Publishing telephone directories and advertising
	Registered Capital	17.35 million shares
	Par Value	10 Baht
	Paid-up Capital	173.53 million Baht
	% of Investment of CSL	99.99%

LOXLEY INFORMATION SERVICES COMPANY LIMITED (LOXSERV)

Head Office: 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 Branch Office: 971, 973 President Tower, 12th Floor, Ploenchit Road, Lumpini, Pathumwan, Bangkok 10330 Tel: (662) 263-8000 Fax: (662) 263-8102	Nature of Business	Providing internet services
	Registered Capital	26.01 million shares
	Par Value	10 Baht
	Paid-up Capital	260.10 million Baht
	% of Investment of CSL	99.86%

AD Venture Company Limited (ADV)

Head Office: 414 Phaholyothin Road,	Nature of Business	ADV derives all of its profits from the
Samsennai, Phayathai, Bangkok 10400		operational performance of SHINEE
Branch Office: Room 2101, 2104, 21st Floor,	Registered Capital	17.197 million shares
1126/2 Vanit Bldg. 2, New Phetchaburi Road,	Par Value	10 Baht
Makkasan, Ratchathewi, Bangkok 10400	Paid-up Capital	171.97 million Baht
Tel: (662) 207-6800	% of Investment of CSL	99.99%
Fax: (662) 207-6899		

Shineedotcom Company Limited (SHINEE)

Head Office: 414 Phaholyothin Road,	Nature of Business	Provider of mobile contents,
Samsennai, Phayathai, Bangkok 10400		Community portal services, and other
Branch Office: Room 2101, 2104, 21st Floor,		internet related businesses
1126/2 Vanit Bldg. 2, New Phetchaburi Road,	Registered Capital	8 million shares
Makkasan, Ratchathewi, Bangkok 10400	Par Value	10 Baht
Tel: (662) 207-6800	Paid-up Capital	80 million Baht
Fax: (662) 207-6899	% of Investment of ADV	99.99%
Website: www.shinee.com		

Hunsa Dot Com Company Limited (HUNSA)

Head Office: 414 Phaholyothin Road,	Nature of Business	Provider of mobile contents,
Samsennai, Phayathai, Bangkok 10400		community portal services, andother
Branch Office: Room 2101, 2104, 21st Floor,		internet related businesses
1126/2 Vanit Bldg. 2, New Phetchaburi Road,	Registered Capital	0.8 million shares
Makkasan, Ratchathewi, Bangkok 10400	Par Value	10 Baht
Tel: (662) 207-6800	Paid-up Capital	8 million Baht
Fax: (662) 207-6898	% of Investment of SHINEE	99.99%
Website: www.hunsa.com		

Sodamag Corp Company Limited (SODAMAG)

Head Office: 414 Phaholyothin Road,	Nature of Business	Provider of mobile contents,
Samsennai, Phayathai, Bangkok 10400		community portal services, and other
Branch Office: Room 2101, 2104, 21st Floor,		internet related businesses
1126/2 Vanit Bldg. 2, New Phetchaburi Road,	Registered Capital	2.18 million shares
Makkasan, Ratchathewi, Bangkok 10400	Par Value	5 Baht
Tel: (662) 207-6800	Paid-up Capital	10.90 million Baht
Fax: (662) 207-6898	% of Investment of SHINEE	99.99%

WATTA CLASSIFIEDS COMPANY LIMITED (WATTA)

Head Office: 71/30 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok 10700 Branch Office: 71/36 orommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok 10700	Nature of Business	Provides sub-advertisement and classified services in its own publications publishes and sells various publications such as newspapers, magazines, pocket books and others.
	Registered Capital	0.2 million shares
Tel: (662) 422-8000	Par Value	100 Baht
Fax: (662) 422-8032	Paid-up Capital	20 Million Baht
Website: www.watta.co.th	% of Investment of CSL	60.00%

COM CHAT COMPANY LIMITED (COM CHAT)

Head Office: 71/36 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok	Nature of Business	Conducting film and plate production (On process of liquidation)
10700	Registered Capital	0.01 million shares
Tel: (662) 422-8000	Par Value	100 Baht
Fax: (662) 422-8032	Paid-up Capital	1 million Baht
	% of Investment of WATTA	99.94%

IDEA MAKER COMPANY LIMITED (IDEA MAKER)

Head Office: 71/30 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok	Nature of Business	Operating publishing business (On process of liquidation)
10700	Registered Capital	0.023 million shares
Tel: (662) 422-8000	Par Value	100 Baht
Fax: (662) 422-8032	Paid-up Capital	2.3 million Baht
	% of Investment of WATTA	99.97%

DECODE COMPANY LIMITED (DECODE)

Head Office: 71/36 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok	Nature of Business	Advertising and producing premium Goods (On process of liquidation)
10700	Registered Capital	0.01 million shares
Tel: (662) 422-8000	Par Value	100 Baht
Fax: (662) 422-8032	Paid-up Capital	1 million Baht
	% of Investment of WATTA	99.93%

General Information of the Associated Company of Media Business

Artware Media Company Limited (AM)

1010 Shinawatra Tower 3, 13th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok 10900 Tel: (662) 791-1000 Fax: (662) 791-1010	Nature of Business	Leasing of production equipment for television programs, production of television programs, buying/selling of program rights, and market event organizing
	Registered Capital	0.20 million shares
	Par Value	100 Baht
	Paid-up Capital	20 million Baht
	% of Investment of ITV	99.99%

Media Connex Company Limited (MC)

1010 Shinawatra Tower 3, 13th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok 10900 Tel: (662) 791-1000 Fax: (662) 791-1010	Nature of Business	Mobile advertising and Marketing business
	Registered Capital	5 million shares
	Par Value	10 Baht
	Paid-up Capital	50 million Baht
	% of Investment of ITV	60.00%

Remark The information of registered capital, paid-up capital and shareholding are as at February 4, 2008.

MAJOR SHAREHOLDERS

- List of the first top 10 major shareholders

The first top 10 shareholders on the closing date of the registration book as of April 5, 2007 are as follows:

No.	Name	No. of Shares	Percentage of Investment
1.	CEDAR HOLDINGS LIMITED	1,742,407,239	54.51
2.	ASPEN HOLDINGS LIMITED	1,334,354,825	41.75
3.	UBS AG SINGAPORE, BRANCH-PB SECURITIES CLIENT CUSTODY	23,176,100	0.73
4.	THAI NVDR COMPANY LIMITED	18,370,633	0.57
5.	N.C.B. TRUST LIMITED-UBS AG LONDON BR-IPB CLIENT AC	12,087,400	0.38
6.	CITIBANK NOMINEES SINGAPORE PTE LTD-ARANDA INVESTMENTS PTE LTD	8,071,100	0.25
7.	MERRILL LYNCH INTERNATIONAL-GEF (NON AUTO-FX)	6,863,900	0.21
8.	CLEARSTREAM NOMINEES LTD	5,884,069	0.18
9.	STATE STREET BANK AND TRUST COMPANY FOR AUSTRALIA	5,123,000	0.16
10.	CHASE NOMINEES LIMITED 42	4,179,500	0.13
	Total	3,160,517,766	98.87

Source: Major Shareholders prepared by Thailand Securities Depository Co., Ltd.
The investors can find for more information in website: www.set.or.th before Annual General Shareholders Meeting for the year 2008 date.

As of January 17, 2008, the shareholding structure of Shin Corporation PLC is as follows:


Mr. Surin Upatkoon
68.00%
CYPRESS
(Temasek Holdings)
29.90%
Mr. Pong Sarasin
1.27%
Mr. Suphadej
Poonpipat
0.82%
CYPRESS
(Temasek Holdings)
48.99%
SIAM COMMERCIAL
BANK
5.78%
KULARB KAEW
45.22%
ASPEN
(Temasek Holdings)
41.73%
CEDAR
54.50%
SHIN

Corporate Governance Policy

The Board strongly believes that good corporate governance makes a vital contribution to the Company's basic foundations, providing a system of checks and balances, and ensuring transparency and equitable treatment of all shareholders and stakeholders. To this end, the Board and the management team must possess proven leadership skills, vision and accountability in order to promote sustainable growth of business operations, secure the confidence of investors and all related stakeholders, and maximize the economic value of the company and the long-term wealth of its shareholders.

The Board of Directors (the "Board") of Shin Corporation Plc (the "Company") passed a resolution to approve the Corporate Governance Policy, which lays down guidelines that comply with the Stock Exchange of Thailand's (the "SET") principles of good corporate governance and best practice recommendations. This policy became effective on November 13, 2002 and has been updated annually to keep it aligned with best business practices. The last update was made on March 22,2007. These changes are communicated to the Board, management and all members of staff in order to comply with both the letter and spirit of the policy.

The Corporate Governance Policy can be divided into five sections as follows:

1. The Board of Directors
2. Rights and Equitable Treatment of Shareholders and the Role to Stakeholders
3. Disclosure of Information and Transparency
4. Internal Control and Risk Management Systems
5. Code of Conduct

(For more details of corporate governance at Shin Corporation, please see the documents that are posted on our website at www.shincorp.com)

1. The Board of Directors

Composition of the Board

The Board currently comprises ten members. There are four independent directors (including the chairman), four non-executive directors and two executive directors, all of whom have a broad experience in several business areas. The proportion of non-executive to executive directors is 8:2. As a general rule, over half the board should be non-executive directors in order to ensure an optimal balance of control and independence.

The Board annually reviews its size and composition as recommended by the Nomination and Governance Committee in order to ensure that all its members have the necessary expertise and come from sufficiently diverse backgrounds.

SEPARATION OF POSITIONS: CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

The Company has a policy to separate the positions of Chairman of the Board and Chief Executive Officer. The Chairman of the Board, who is an independent director, is responsible for the operations, leadership and governance of the Board. The Chief Executive Officer is responsible for implementing the Company's business plans, strategies and policies.

APPOINTMENT TO THE BOARD OF DIRECTORS

The Nomination and Governance Committee is responsible for nominating new board members who are willing to contribute their time, knowledge and expertise to the Company. All nominations must receive the approval of the Board and/or the shareholders at a shareholders' meeting, in accordance with the rules and regulations below as specified in the Company's Articles of Association. (For more details of the Articles of Association, please see the documents that are posted on our website at www.shincorp.com.)

1. At each annual general meeting of shareholders, one-third of the board members are required to retire. If the total number of members is not a multiple of three, the number of directors nearest to one-third shall retire. The directors to retire from office in the first and second years after the registration of the Company shall be selected by drawing lots. In subsequent years, the longest-serving directors shall retire, but if they vacate office under this condition, they may be re-elected.

2. Regulations for the election of board members at the shareholders' meetings are as follows:
   - 2.1 Every shareholder shall have one vote for each share he or she holds.
   - 2.2 Each shareholder may exercise all the votes he or she has under (2.1) to elect one or several persons as directors. In the event of electing several directors, the shareholder may not allot his or her votes to any person unequally.
   - 2.3 The candidates will be ranked in descending order from the highest to the lowest number of votes received, and appointed in this order until all the positions are filled.

   In cases where there is a tie and selection of both candidates would result in an excessive number of directors, the Chairman will cast the deciding vote.

3. If a vacancy arises on the Board for reasons other than the expiration of a director's term of office, the Board will, at the next scheduled meeting, select a temporary replacement, choosing a person with the appropriate qualifications in accordance with Section 68 of the Public Limited Companies Act B.E. 2535. The temporary replacement must be approved by a vote of not less than three-quarters of the remaining directors, and will hold the position only until the normal expiration of the departed director's term of office. If this is less than two months, no temporary replacement will be appointed.

TERM OF DIRECTORSHIP

A director's term of office is specified in the Company's Articles of Association. The Company has a policy whereby there is no limitation on a director's age or the number of times he or she may be re-elected although an independent director may not serve for more than three (3) consecutive terms or a total of more than nine (9) years.

Board Committees

The Board has appointed the following four sub-committees to take charge of reviewing specific essential tasks:

1. The Audit Committee
2. The Remuneration Committee
3. The Nomination and Governance Committee
4. The Executive Committee

All the sub-committees have a clearly defined policy and framework to perform their duties, hold meetings and report directly to the Board.

The majority of members of the Remuneration Committee and Nomination & Governance Committee (including the chairmen) are not independent directors. Although this is not in line with the SET recommendation in *The Principles of Good Corporate Governance*, the Board considers its composition suitable for the current business environment and ownership structure.

Directorships on Other Boards

In *The Principles of Good Corporate Governance*, the SET recommends that a person should not serve on the boards of more than five companies at the same time. However, the Company does not limit the number of outside directorships because the Nomination & Governance Committee carefully selects qualified people who are able to devote sufficient time and attention to the Company's affairs.

Succession Planning

The Board has set out a succession plan for top executives, especially the Chief Executive Officer. The Company has developed a succession plan by identifying existing personnel who have the right qualifications and expertise to fill this position. In the event the Chief Executive Officer is no longer able to serve in this position, the Nomination and Governance Committee will propose a successor for the Board's approval.

Moreover, the Company has also developed a succession plan for the management team (department heads and higher) by identifying existing personnel. In cases where there are no potential successors, a development programme has been established to train suitable candidates. If a situation should arise where there is no suitable person available to replace a member of the management team, outside candidates will be considered in order to guarantee a smooth handover and continuity of operations, and retain the confidence of the Company's stakeholders.

Board Performance Self-Assessment

The Board conducts an annual self-assessment to evaluate its performance with the aim of improving its efficiency. This evaluation covers a broad spectrum of the Board's duties, including strategic direction, supervision and monitoring of operations, members' responsibilities, teamwork, structure, policy, meetings, training and development.

Based on the results of its self-assessment in March 2007, the Board decided to hold a half-year strategic review meeting in July 2007 to consider the Company's strategic direction. The Board also assigned the Nomination & Governance Committee to review its structure and composition, and organize a familiarization program for its members focusing on the Company's core business operations.

BOARD MEETINGS

Schedules and Agendas

The Board holds at least seven (7) regular meetings each year and meets at other times as necessary. The schedule for the year's meetings is drawn up in advance so all board members are able to attend each meeting in order to act in the best interests of the Company.

The main items on the agenda cover business plans, quarterly financial statements, key policies, new investment projects and operating results. The Secretary to the Board is responsible for scheduling the meetings and distributing the supporting documentation at least seven (7) days before the date of the meeting in order to provide each board member with sufficient time to study the details.

Each meeting generally lasts two to three hours. The Chairman of the Board must allow adequate time for the management to present the necessary information and the members to discuss each item on the agenda in order to ensure that the shareholders' best interests are represented fairly. All board members have a right to express their opinions and submit items for the agenda.

The Secretary to the Board must attend all board meetings. He or she is responsible for ensuring that accurate and sufficient documentation exists to meet all legal requirements and enable authorized persons to determine when, how and by whom the Board's business was conducted. In order to fulfill these responsibilities, as required by the organization's bylaws, the Secretary to the Board must record the minutes of each meeting (later agreed upon and accepted by the Board) and file any supporting documents. All the documentation pertaining to each board meeting must always be available to all board members, shareholders and other concerned parties.

DIRECTORS ATTENDANCE RECORD FOR 2007

(No. of meetings attended / Total meetings held)

Name	2007 Annual General Meeting	Board of Directors	Audit Committee	Nomination & Governance Committee	Remuneration Committee	Executive Committee
Current Directors						
1. Dr. Virach Aphimeteetamrong	Yes	11/12	4/4			
2. Mr. Vithit Leenutapong	Yes	10/12	7/7	6/6	3/3	
3. Mr. Somchai Supphatada	Yes	12/12	6/7			
4. Mr. Boon Swan Foo	N.A	2/2				
5. Mr. Surin Upatkoon	Yes	7/12				
6. Mrs. Thitima Rungkwansiriroj	N.A	5/5		2/2		
7. Mr. Chalaluck Bunnag	N.A	3/3	3/3			
8. Mr. Boonklee Plangsiri	Yes	12/12		3/3	2/2	4/5
9. Mr. Somprasong Boonyachai	N.A	8/8		3/3	1/1	16/17
10. Mr. Arak Chonlatanon	N.A	7/7		4/4	2/2	16/17

Name		2007 Annual General Meeting	Board of Directors	Audit Committee	Nomination & Governance Committee	Remuneration Committee	Executive Committee
Directors retiring from the Board in 2007							
1.	Mr. Pong Sarasin	Yes	3/5				
2.	Dr. Vichit Suraphongchai	Yes	4/6		3/3		
3.	Mr. Phoon Siew Heng	Yes	10/10		6/6	3/3	
4.	Mrs. Siripen Sitasuwan	No	6/9				5/5

Executive Sessions

The Board has a policy to arrange executive sessions which give non-management members an opportunity to discuss the Company's business and related issues of interest by themselves. The Company held the first executive session on January 7, 2008.

Access to Information

Members of the Board have separate and independent access to senior management at all times. In each board meeting, the management must provide the Board with all the information relevant to the items on the agenda. The Board must also receive regular reports pertaining to the operational and financial performance of the Company.

The Board also receives analysts' reports on the Company, its subsidiaries and their competitors. These reports will enable the Board to keep abreast of the key issues and developments in each industry.

Remuneration for Directors and the Management Team

The Company has a clearly defined remuneration policy, with remuneration for directors and the management team reviewed annually by the Remuneration Committee and submitted to the Board and shareholders for approval.

Remuneration is adequate, determined in a manner equitable with industry standards, and is performance-based as a way to motivate and retain qualified directors. All the details are disclosed on page 86 under "Remuneration for Directors and the Management Team".

2. Rights and Equitable Treatment of Shareholders, and the Role to Stakeholders

Rights and Equitable Treatment of Shareholders

The Company respects the shareholders' rights and treats all shareholders equitably whether they are retail, foreign, institutional or major shareholders. Every shareholder is entitled to the rights and equitable treatment detailed below:

1. The right to receive share certificates and share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.
2. The right to an equitable dividend.

3. The right to participate in meetings, vote and make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Association, appointments to the Board, appointment of the Company's external auditors, and issuance of new share capital.

4. The right to be furnished with information concerning connected transactions.

5. The right to elect directors.

6. The right to sell shares back to the Company, should the shareholder disagree with the resolutions of a shareholders' meeting to amend the Company's Articles of Association concerning voting rights or dividend payments.

Moreover, all shareholders have equal rights as set forth in the Company's Articles of Association and related laws and regulations. To ensure equitable treatment for all shareholders, the Company holds regular and transparent shareholders' meetings, and provides a mechanism to protect against the release of inside information and a system to oversee the transactions of related parties and adequately disclose information about the Company.

At present, the Company does not have any established procedures for minority shareholders to propose items for consideration at the shareholders' meetings in advance or nominate candidates for the Board. As these procedures are recommended by the SET in *The Principles of Good Corporate Governance*, the Company has agreed to implement them when the Company's free float rises above the minimum requirement of 15%.

Shareholders Meetings

The Board holds the Annual General Meeting of Shareholders within four months of the end of the financial year. Extraordinary meetings may be held if warranted by particular circumstances that may affect the shareholders' benefits or are required by law.

It is the Company's policy to conduct all shareholders' meetings in a transparent manner with appropriate procedures in accordance with the law, which includes calling for a meeting and the distribution of supporting documentation, agendas and board resolutions in both Thai and English. This encompasses the meeting procedures as well as preparation and distribution of the minutes in accordance with regulations issued by the SET.

Information about the items on the agenda of each meeting is posted on the Company's website for shareholders to access immediately after the agenda has been drawn up and prior to the notification of the meeting.

The Company has introduced a bar code system to facilitate registration. Before each meeting begins, the shareholders are informed of the rules and meeting and voting procedures, including their right to ask questions about and give opinions on the items to be discussed.

The Chairman of the Board, the Chief Executive Officer, subcommittee members, and the external auditors attend each meeting to provide explanations and answer questions about items on the agenda. The chairman of the meeting should allot sufficient time to encourage shareholders to express their opinions and ask questions.

At each meeting, the Company appoints at least one independent director to act as a proxy and vote on behalf of shareholders who are unable to attend but had informed the Company of their absence beforehand.

The minutes of each shareholders' meeting are published within fourteen (14) days, including the questions that were raised during the meeting and the response from the Board. This information will also be posted on the Company's website for the benefit of absent shareholders. Shareholders may obtain further information on the meetings or submit their questions in advance by contacting the Investor Relations Department.

The 2007 Annual General Meeting of Shareholders, held on 25 April 2007, was attended by shareholders representing 97.76% of the paid-up capital and an independent director representing 1.14% by proxy. All the Company's board members attended with the exception of Mrs. Siripen Sitasuwan, who had been called away on unforeseen business. The minutes of the meeting have been posted on our website at www.shincorp.com.

Role to Stakeholders

The Company assigns the highest priority to the rights of stakeholders and has a policy to oversee all aspects of the business and ensure that appropriate priorities are maintained for all shareholders, employees, managers, customers, business partners, creditors, and the public and community at large. The Company facilitates cooperation among the various groups of stakeholders according to their roles and duties in order to create a fair and stable business environment that runs smoothly for the benefit of all parties concerned.

Shareholders

The Company acts as a representative of its shareholders in carrying out the business in order to maximize their satisfaction with regard to the Company's long-term sustainable growth and value as well as the disclosure of transparent and reliable information.

Employees

All members of staff are valuable assets and a critical success factor, so the Company places emphasis on developing and promoting a good culture and working atmosphere, teamwork, courtesy, and respect for individuality. The employment, promotion and transfer of all staff members is conducted in a fair manner based on ethical standards whilst maximizing human resource utilization.

The Company is responsible for implementing and maintaining a safe working environment in order to protect the lives and property of all its employees. The Company must also adhere strictly to the labour law.

Customers

Customer satisfaction and consumer confidence are very important to the Company. The Company aims to provide high quality goods and services at reasonable prices, and maintain a good relationship with its customers. The Company has thus determined the following guidelines:

<u>Products and Services</u>

The Company shall provide high quality products and services, and continuously strive to improve these. The Company shall also provide complete and accurate disclosure of all information pertaining to its products and services without any misrepresentation.

Confidentiality of Customers' Information

Directors, management, and staff members at all levels shall not disclose any information on customers without prior permission from those customers or authorized personnel of any company in the Group. The only exception to this is information requested by law enforcement fficers acting in accordance with the law.

Competitors

The Company has a policy of free and fair competition and will not try to monopolize the industry. The Company does not force its business partners to distribute only the Company's products.

The Company does not acquire information on its competitors by any illegal or unethical methods.

Responsibility to Society and the Environment

The Company is aware that it is a Thai company and has a responsibility to Thailand and Thai society. The Company is committed to making a contribution to society by supporting activities of public interest and cooperating with the communities in which those activities are located.

The Company has a policy to produce goods and render services that are environmentally friendly and comply with all related environmental laws.

The Company supports activities that protect the environment and save energy. In addition, the Company has a policy to purchase and promote the use of products that are environmentally friendly.

Business Partners and Creditors

The Company's dealings with any business partner shall be conducted in a manner that upholds the reputation of the Company and all relevant laws. All Company personnel must be aware of the common interests of the Company's business partners and treat them equitably. The selection of business partners shall be fair. The Company shall also consider its business partners to be the key factor in jointly creating a value chain for customers.

The Company shall keep all its promises and perform in accordance with the terms and conditions agreed with its creditors for the repayment of principal and interest, as well as safeguarding all guaranteed assets.

3. Disclosure of Information and Transparency

It is the Company's mission and policy to disclose financial information and operating results to investors, along with other information that is fair, accurate, complete, transparent, and issued in a timely manner to use for investment decisions.

An investor relations unit was established in 1995 to communicate information to shareholders and investors through various channels, including road shows, meetings with analysts, press releases, publications in various kinds of media, posting information on its own website, teleconferences, and investor and analyst visits. This unit also answers questions over the telephone and via e-mail. The Company has developed a policy manual on investor relations activities in order to ensure thorough compliance with all relevant laws and regulations.

All the information disclosed during the meetings is also posted on the Company's website in order to ensure fair and adequate distribution of information to the other stakeholders. Interested persons are invited to contact the Investor Relations Department for more information at Tel. 02-299-5050, by e-mail at investor@shincorp.com or via the Company's website at www.shincorp.com.

4. Internal Controls and Risk Management Systems

Internal Controls

The Company has a policy to arrange and maintain an efficient and effective internal control system. The Board and the management team are responsible for maintaining the internal control system and reviewing its efficiency on a regular basis in order to safeguard the shareholders' investments and the Company's assets. The internal control system covers the areas of finance, operations, compliance, and risk management, and provides a reasonable assurance that the following objectives and goals can be achieved:

- Reliability and integrity of information and financial reports.
- Compliance with regulations, policies, procedures and related laws.
- Safeguarding of the Company's assets.
- Efficiency, effectiveness and operational economy for employment of resources.
- Effective achievement of the Company's objectives and strategies.

A good internal control system can provide early warning signals of any problems as well as reduce risks to an acceptable level.

The Company's internal control system is based on a framework developed by the Treadway Commission's Committee of Sponsoring Organization (COSO). The following points summarize the key control systems implemented by the Company:

1. Organization & Control Environment

The Company has formulated business plans complete with objectives, strategies, long-term vision and budgets, and has determined evaluation criteria. It has restructured the organization to align it with these business plans. The Company has implemented a good corporate governance system, hires qualified personnel and continuously develops its human resources. It has established key policies and procedures to be used as guidelines in order to control financial transactions, purchasing activities and risk management. Codes of conduct have also been developed as guidelines for directors, management and employees.

2. Risk Management System

The Company has had a formalized, enterprise-wide risk-management system in place since 2002. The Risk Management Unit, Risk Management Committee and Audit Committee play major roles in overseeing the implementation of the risk management system. Risk is an integral part of business activities so every member of each business unit has the task of performing risk assessments when executing business transactions.

3. Management Control

The Company has established controls over the various management duties and their segregation in order to ensure there is a system of checks and balances outlining proper written authority and approval levels and limits. Guidelines for connected and related transactions have also been developed to ensure compliance with relevant laws.

4. Information and Communication

The Company has implemented a management information system to assist in decision-making. Critical information and data are collected, analyzed and stored in the Company's database. Two-way communications are done efficiently within the Company. At the board level, information and supporting documentation are provided to all members in order to make more informed decision-making possible.

5. Monitoring

The monitoring system is handled by the management team and the Board to assess adherence to established plans. The internal audit department is responsible for monitoring the internal controls independently, and giving an assessment and recommendations to the management team.

At Board Meeting No. 2/2008, held on February 25, 2008 with the Audit Committee present, the Board assessed the following five areas of the Company's internal control system: organization and control environment; risk management; management control; information and communication; and monitoring. The Board found that the internal control system was operating effectively.

PricewaterhouseCoopers ABAS Limited, the Company's external auditors, who conducted the audit of the 2007 financial statements, concluded that there was no material deficiency in the Company's accounting and financial control system.

INTERNAL AUDIT

The internal audit department reports directly to the Audit Committee and advises, monitors and assesses the effectiveness of the internal control system, risk management system and corporate governance to ensure that these are adequate and effective as recommended in International Standards for the Professional Practice of Internal Auditing. The department performs its duties in dependently and has sufficient personnel, resources and budget to carry out operational, compliance, financial and information technology audits.

The internal audit department has adopted a risk-based approach in formulating the annual audit plan that focuses on key business risks that might have an impact on business goals and the accuracy of financial reports. This plan is reviewed and approved by the Audit Committee. The Audit Committee also receives and reviews the audit results and progress reports on a quarterly basis.

RISK MANAGEMENT

Risk management is an integral part of the Company's business. The Risk Management Committee and the Risk Management Unit were formed to establish this policy, manage both internal and external risks, and write risk management guidelines in order to reduce risks to an acceptable level. Information has always been provided to employees, which includes training and workshops to create a greater awareness of the importance of risk management.

All managers and employees are responsible for taking charge of the risks inherent in their business operations in order to keep them at an acceptable level.

5. BUSINESS CODE OF CONDUCT

In order to maintain high ethical standards, the Company has formulated a Business Code of Conduct to guide all of its directors, managers and employees as they perform their duties. The code covers the following areas:

1. Responsibility to Shareholders
2. Responsibility to Customers
3. Responsibility to Business Partners and Creditors
4. Responsibility to Staff
5. Business Competition
6. Responsibility to Society and the Environment
7. Conflicts of Interest
8. Giving Gifts, Entertainment and Gratuities
9. Participation in Political Activities
10. Safeguarding of the Company's Assets
11. Use of Inside Information and Trading of the Group's Securities
12. Distribution of Information and Interviews with the Press or Public
13. Related Transactions within the Group
14. Compliance with Laws, Rules and Regulations

Any violation of this code is subject to a full range of disciplinary action including dismissal. In addition, managers and supervisors at all levels are under the obligation to encourage their subordinates to abide by the code and always behave as model citizens, and to monitor their subordinates' compliance.

Whistle-Blower Policy

The Company has established a system whereby any director, manager or staff member who observes or suspects a case of fraud, dishonest practice or a similar matter can report this directly to Human Resources, Internal Audit and Review, the Ethics Committee or the Audit Committee. The aim of this policy is to encourage violations to be reported in good faith with an assurance that the informant will be treated fairly and given the best possible protection from reprisals.

In the year 2007, no violations were reported.

Conflicts of Interest

The Board has established a policy to control any conflict of interest that may arise between related parties, such as directors, managers, major shareholders or employees in order to show integrity, fairness and transparency in all transactions. Business decisions and actions must be based on upholding the best interests of the Company, not for personal gain or the benefit of a family member or close friend.

Related Party Transactions

The Board has established policies governing related party and connected transactions to control these transactions and avoid conflicts of interest. Related party transactions involving assets and services must be made on terms and pricing that have been negotiated on an arm's length basis. If the related party provides goods or services solely for the Company and no third-party price is available, the Company shall compare external party transactions under the same or similar conditions. The Company may use information from the report of an independent appraiser hired by the Company to compare prices for important related

party transactions in order to ensure reasonable pricing and provide the best arrangements. Approval for related party transactions is based upon the system for regular transactions. The authority of the individual assigned to approve the transaction is determined according to the type of transaction and the authorization limit.

Any manager or director who has a conflict of interest is not allowed to vote on or approve a transaction. The Audit Committee is obliged to review significant related party transactions in order to monitor and prevent conflicts of interest as well as protect the interests of minor shareholders. In executing related party transactions, the Company must comply with the regulations of the Securities and Exchange Commission and the SET.

Monitoring the Handling of Insider Information

The Company has a policy to maintain the confidentiality of material non-public information from unauthorized access that may lead to misuse. An information security policy has been developed that classifies documents by their level of confidentiality, controlling access on a need-to-know basis only.

In addition, all directors, managers and employees are prohibited from using information that has not been released to the public in order to trade the Company's securities for their own or others' interests. This policy also requires each person to refrain from trading the Company's securities one month prior to the release of such information to the public.

The Company has distributed written guidelines, and held informational meetings and training sessions governing the trading of securities, as well as announcing the periods in which trading cannot be conducted.

The Board requires the Company's compliance unit to report details of the Company's securities held by directors and management, and any change in these holdings, to the board meetings on a quarterly basis.

Any breach shall be regarded as a violation of the Company's rules and is subject to serious disciplinary action according to Sections 241 and 242 of the Securities and Stock Exchange Act B.E.2535.

ORGANIZATION CHART


Board of Directors
Nomination & Corporate Governance Committee
Remuneration Committee
Audit Committee
Executive Committee
Chief Executive Officer
Risk Management Committee
President
Internal Audit & Risk Management
Portfolio Management
Performance Measurement
Investor Relation
Accounting
Finance
Compliance & Legal
Information Technology
Corporate Affairs & Admin
Human Resources

WIRELESS COMMUNICATIONS BUSINESS

The wireless communications business encompasses mobile phone network operation, the distribution of mobile handsets and accessories and payments via mobile phone. Advanced Info Service Public Company Limited (AIS) operates 900 MHz GSM network, currently with GPRS and EDGE capability. AIS operation is under a 25-year build-transfer-operate (BTO) contract granted by TOT Corporation Public Company Limited (TOT), started from 1990 to 2015. Under the BTO agreement, AIS is required to build and raise capital for investment in cellular network and transfer the network ownership to TOT. The company is entitled to the right for entire commercial operation, including network engineering & planning, equipment procurement and installation, network maintenance and service commercialization. In compensated to such economic use, AIS is entitled to share its revenue from service to TOT in term of revenue share, currently, at 30% of its postpaid revenue (excluded VAT) and 20% of its prepaid revenue (included VAT).

AIS also operates 1800 MHz GSM network through its subsidiary, Digital Phone Co., Ltd. (DPC). DPC operates under a 16-year BTO contract from CAT Telecom Public Company Limited (CAT), started from 1997 to 2013. Under the agreement, DPC is entitled to pay revenue share to CAT, currently at the rate of 25% of its revenue from mobile phone operation. DPC also has a network roaming agreement with AIS to enable nationwide service to the GSM 1800 customers as well as to the GSM Advance customers to provide better network service quality for both networks.

In March 2007, AIS commercially launched its new business to provide international telephone service under AIN GlobalComm Co., Ltd. (AIN), a wholly owned subsidiary of AIS. AIN is awarded a 20-year license ended in 2026 from the National Telecommunications Commission (NTC), which allow them to service through its own international gateway facility. Under the license term, AIN is entitled to pay a total regulatory fee of 7% of its revenues; 3% of which is an annual license fee and 4% is Universal Service Obligation (USO) fee.

Going forward, AIS is looking to expand its business into fixed lines area focusing on providing data services as oppose to the traditional voice service. The business is expected to run through its 99.93% subsidiary, Super Broadband Network Co., Ltd. (SBN). In 2007, SBN already obtained licenses from NTC to operate internet (ISP), internet gateway and broadband, voice over IP, and IP television. Additionally, SBN received a WiMAX trial license to test potential service for residential broadband, on January 17, 2008.

PRODUCTS AND SERVICES

AIS main services include prepaid and postpaid service. Prepaid subscribers consist of 90% of total subscribers while postpaid subscribers are 10%.

POSTPAID AND PREPAID SUBSCRIPTION SERVICE

AIS offers a postpaid subscription service under the brand GSM Advance and GSM 1800, and the prepaid service under One-2-Call! and Sawasdee. For postpaid subscription, GSM Advance targets young workers, businessman, urban lifestyle, technology-savvy, quality-oriented while GSM 1800 focuses on simplicity and basic of voice communication. For prepaid service, One-2-Call! aims teens, youngster who has distinctive style and creativity whereas Sawasdee targets upcountry folks, first-time users, those who need low cost for communication with long validity.

NON-VOICE SERVICE

AIS non-voice revenue in 2007 grew 15% from the previous year. Non-voice services consist of SMS, MMS, download, Calling Melody, data & portal. The continued double digit growth during the year was due to the upgrade of nationwide network to EDGE capability which helps improve customer experience on faster data speed.

MPAY – MOBILE PAYMENT

mPAY is a mobile payment platform initiated two year ago. mPAY services include prepaid refill, postpaid bill payment, utility bill payment, and online shopping. The financial transaction was supported by the six major banks include Bank of Ayudhaya, Siam Commerical Bank, UOB Bank, Bangkok Bank, Kasikorn Bank, and Krung Thai Bank. In 2007, AIS also launched new service platform called mAGENT in support of prepaid refill on mobile.

INTERNATIONAL TELEPHONY SERVICE 005

In 2007, AIS launched its own international telephony service with 005 prefix code. The service is targeted at premium quality, connected 230 countries globally. As an initial stage, brand awareness is important that consumer will recognize the new prefix dial code.

ENTERPRISE BUSINESS SERVICE

AIS Smart Solution is the enterprise business service arm serving both corporate and SME markets, covering industries such as finance and insurance, energy and manufacturing, ICT, trade and services, as well as government agencies and educational institutions. During the year, the development of corporate solutions focused on enhancing higher efficiency through services such as Push Mail, an instant email solution enabling with security server and various handset compatibility, and SMS Solution for corporate, designed to serve different usage and requirements from customers.

SALES AND DISTRIBUTION OF MOBILE HANDSETS

AIS also operates sales and distribution of mobile handsets through its subsidiary, Wireless Devices Supply Co., Ltd. (WDS). The low-end basic phones were the majority of handset market share as the market is expanding more into rural area and increasing numbers of multi-SIM users. WDS carries selections for all the popular brands such as Nokia, Motorola, LG, Sony Ericsson, and Samsung. WDS also launched its own house brand in July 2007 under the name "Phone One".

Customer Relationship Management

AIS has been committing to CRM during the past several years to differentiate their service and sustain the long term growth. Examples of CRM are 1) Improvement of service standard 2) Enhancing skills of call center staffs 3) Privilege under AIS Plus campaign.

Industry Outlook and Competition

In 2007, the mobile industry had a strong 33% growth. At year end, the total market subscribers recorded around 53 millions. The strong growth was stimulated by competition exploiting market-push approach mainly from free SIM distribution and short-term low-price plans offered specifically to new subscription. This resulted in changes in consumer usage behavior to be multiple-SIM users who would wisely take advantage from the different tariff plans to lower their cost of outgoing calls and make best use from lower on-net tariff. Consequently, the market experienced a much slower revenue growth despite of the strong subscriber growth.

Overall price competition in 2007 has continuously been improving from 2006. Throughout the year, mobile operators have been continuously adjusting upward the tariffs for new subscription. In the second half of 2007, tariffs for the existing subscribers were also raised. This suggests an improving competitive landscape going forward in an attempt to move away from aggressive price play.

Trend of Mobile Phone Market in 2008

With Bangkok and major cities reaching saturation, Thai mobile market growth remains in the rural area where penetration is significantly lower. Mobile operators will be focusing on network expansion and marketing campaign to attract higher penetration from rural population as well as exploiting CRM approach to retain the existing subscribers.

Satellite and International Business

Shin Satellite Public Company Limited (SATTEL), its subsidiaries and associated companies operate four types of businesses - satellite transponder leasing and related services, internet-related services, telephone-related services, and telephone directories and distribution.

Satellite Transponder Leasing and Related Services

SATTEL has a 30-year concession from the Ministry of Information and Communication Technology (MICT), expiring in 2021, to operate the national satellite communications project. Currently, SATTEL operates four satellites including Thaicom 1A, Thaicom 2, Thaicom 4 (IPSTAR), and Thaicom 5.

Thaicom 1A, 2, and 5 are termed "conventional" satellites, providing broadcasting and telecommunications services over a wide coverage area stretching from Europe to Australia. These satellites are used for television broadcasting, Direct-to-Home (DTH) broadcasting, and telecommunication services.

Thaicom 4 (IPSTAR) offers a variety of the high-speed broadband satellite solutions via Internet Protocol (IP) network throughout the Asia Pacific Region. Such services include voice, data, and video applications for corporate and consumers at reasonable prices.

Internet-Related Services

SATTEL provides internet-related businesses through CS Loxinfo Public Company Limited (CSL), with a concession from the Communications Authority of Thailand (CAT) granting it the exclusive license to provide television transponder services via satellite and internet via satellite for 22 years, expiring in 2016. In addition, CSL was granted another license from CAT to provide commercial internet access under the brand name, "CS Internet", expired in 2007. At present, CSL has been awarded the "Internet License Type One", from the NTC. The License will be automatically renewed by NTC annually, unless CSL commits a serious or material breach of the conditions of the License.

Telephone-Related Services

SATTEL is a provider of telephone-related services through an investment in Shenington Investments Pte Ltd. (SHEN) which invested in two companies including Lao Telecommunications (LTC) and Cambodia Shinawatra (CamShin). In 2007, SATTEL holds 51% stake of the shares in SHEN, and Asia Mobile Holdings Pte Ltd. (AMH), a joint venture between Qatar Telecom and ST Telemedia, holds 49%.

- Lao Telecommunications Co., Ltd. (LTC) is a joint venture with the Government of Lao PDR. It has a 25-year license, expiring in 2021, to provide comprehensive telecommunications services using the latest digital technology for Laos including fixed line telephone (PSTN and CDMA-200 1X 450 MHz), cellular phone under GSM 900/1800 MHz, international calling service, and internet service.

- Cambodia Shinawatra Co., Ltd. (CamShin) was granted a 35-year concession from the Cambodia Government, expiring in 2028, to provide fixed-line telephone under CDMA and mobile phone services under GSM 900/1800 MHz and internet access services.

Telephone Directory Printing and Distributing Services

SATTEL provides telephone directory printing and distribution services through an investment in Teleinfo Media Co., Ltd. (TMC), a subsidiary of CSL. TMC provides the Thailand Yellow Pages, other directory printing and distributing services in Thailand and the Information Service Hotlines. TMC has been granted a 10-year concession to exclusively publish and distribute both white and yellow pages telephone directories in Thailand from 1996 to 2005 by TOT. Even though the concession period of the telephone directory has expired, CSL foresees the growth in the TMC business. At present, there are no competitors in the Yellow Pages Directory business. Additionally, in early 2007, CSL has invested 60% on Watta Co., Ltd., a famous Classified Media company. CSL plans to distribute Watta's contents in digital format through various channels such as internet, call center, 1900, GPRS, etc.

Industry Outlook and Competition

Conventional Satellite

Although there has been high competition among satellite operators from China, Malaysia, Europe and America, SATTEL is still able to maintain the existing customers and has been successful in acquiring competitive advantage by offering Value Added Service such as Video Broadcasting, Teleport and System Integration to customers.

In 2008, SATTEL will consistently emphasis on the Video Broadcasting Applications. SATTEL will cooperate with the teleport partners in Europe and South Asia regions to package a competitive end-to-end transmission solution for customers acquiring satellite distribution using C-band for service areas throughout Asia, Africa, Australia, and Europe regions. Also, SATTEL will cooperate with existing customers to plan for their network expansion.

Broadband Satellite – IPSTAR

At the end of the second quarter of 2007, the total number of global broadband lines finally reached the 313.6 million mark. It is estimated that there will be a total of 207 million of DSL, Cable Modem and other Broadband Internet technologies, representing 27.23% growth from the first half of 2006. A more focused breakdown shows the different percentages for each of the regions of the world. The total of Western Europe slightly surpasses North America, reporting 27.6% and 22.8% respectively, followed by South East Asia, Asia-Pacific and Latin America. However, together all of the regions in Asia accounts for 38.1% of the world's broadband lines. North America and Europe together account for nearly half of all broadband access in the world at 50%, with almost an average growth of 27.2% for all broadband users.

Considering Internet users in each region by technology, DSL has so far been the most widely used technology in the world with 65.9% market share where Cable Modem and other technologies only account for 34.1% of Internet worldwide. China has the highest number of DSL users followed by USA, Germany, France, and Japan. However, the overall growth of DSL users in these countries have increased insignificantly. North America dominates cable modem up-take with a 32.9 million users as of the second quarter of 2007. (Source: www.point-topic.com)

Media and Advertising Business

The Media and advertising business comprises ITV Public Company Limited (ITV), and Matchbox Co., Ltd. (MB), an advertising production house.

Products and Services

Television Station

ITV used to operate as Thailand's first UHF system television station under the name ITV Television. ITV was awarded a BTO concession, signed by the Prime Minister's Office on July 3, 1995, to build and operate a UHF television master station for a concessionary period of 30 years, ending on July 3, 2025. Under this concession contract, ITV shares its revenue with the Prime Minister's Office at a rate specified in the contract.

Howerer, the ITV Concession Agreement was revoked by the Prime Minister's Office on March 7, 2007 on the ground that ITV did not pay the concession shortfall including interest and fine. The Prime Minister's Office also ordered ITV to transfer back the assets under BTO concession agreement. Hence, ITV had to cease the operation of the UHF system television station.

Advertising

MB's major activities center on advertising and production services, producing advertising materials and coordinating media, including television, newspapers, radio, advertising signs and websites. MB also organizes event marketing for customers to build up end-user feelings toward products and impress them with the product quality.

Industry Outlook and Competition

According to Nielsen Media Research, in 2007, total ad spending amounted to Bt92.01 billion, or growing by 2.54%. Ad spending via TV rose 0.02%, while radio dropped 2.96% and other medias grew 28.98% from the year before.

Advertising Expenditure by Media



7.9%
7.1%
19.0%
7.5%
58.5%
9.3%
6.9%
17.2%
7.3%
59.3%
11.3%
6.4%
17.2%
7.0%
58.1%
100%
80%
60%
40%
20%
0%
2005
2006
2007
TV
Radio
Newspapers
Magazine
Others

Source: Nielsen Media Research

RISK FACTOR

RISK FROM BEING A HOLDING COMPANY AND ARE DEPENDENT ON THE RECEIPT OF DIVIDENDS

As a holding company, we are dependent on the receipt of dividends from our subsidiaries and associated companies, the payment of which will depend on their future financial performance and cash flow. If the performance of our subsidiaries and associated companies miss the target, the dividend payment made by such companies may lower than the expectation.

In addition, the ability of our subsidiaries and associated companies to pay dividends to their shareholders, including us, is subject to applicable law and any restrictions contained in the debt instruments and credit agreements of such subsidiaries and associated companies. Covenants in debt instruments and credit agreements of certain subsidiaries and associated companies may limit their ability to pay dividends.

To mitigate the risks, each business unit is assigned to draw up a business plan and set out business strategies as well as a budget for the following year. Each plan is required to be reviewed and approved by its executive commitee and board of directors prior to implementation. In general, the Company's executive committee meetings are held on a monthly basis for consideration and follow-up of business plans, evaluation of business performance, financial management, and marketing strategies to ensure that the appropriate risk management is achieved on a timely basis.

RISK ARISING OUT OF BUSINESS EXPANSION

The Group's associates and subsidiaries continue to expand their business to enhance competency as well as to incorporate new products and enhance services. Should such companies find it unable to obtain necessary investment capital by themselves, the Company, as a major shareholder, would be at risk of injecting more capital. This should not be a great difficulty to the company, given its strong financial status and sustainable cash inflow from dividend income from subsidiaries and associates that should maintain its liquidity and cash flow. To further reduce this risk, any new investment project will be carefully reviewed prior to approval, in order to ensure that the appropriate return is delivered. The company also places a strong emphasis on maintaining good relationship with investors and financial institutions, both local and foreign, for possible future financing needs.

FOREIGN EXCHANGE RISK

Because the SHIN Group's investment lies mainly in telecommunication and satellite services' loan is partially in foreign currency, the Group is by necessity exposed to foreign exchange risk.

The Group focuses on risk management via the use of hedging instruments, entering into a forward contract in foreign currency to soften the risk from foreign currency fluctuation. The Group has consistently been very conservative in its financial policies; its policy to manage foreign currency risk is based on net foreign currency dominated transactions, revenue structure and cash flow structure. After careful and detailed analysis, the most appropriate financial instrument is selected.

As of December 31, 2007, the Company and its subsidiaries had outstanding foreign currency assets and liabilities at Baht 2,218.93 million and Baht 10,821.47 million, respectively, after foreign currency forward contracts and cross currency interest rate swap and foreign options (details are as shown in notes to financial statement 35)

Risk on litigation to which we are not a Direct Party may result in revocation of concession agreements with AIS and SATTEL

On March 20, 2006, Mr. Satra To-Orn submitted a complaint to the Central Administrative Court (the "CAC") against the Ministry of Information and Communications Technology (the "ICT Ministry"), the Ministry of Transportation (the "Transport Ministry"), requesting the court to (i) order the defendants to terminate the concession agreement entered into with AIS and SATTEL; and (ii) grant a temporary injunction preventing new shareholders from taking any action or receiving any benefit under such concession.

Mr. Satra claims that the defendants should have terminated the concession agreement following the transfer of the Company shares to new shareholders which results in material shareholding structure and in control of operation of the Company that carries on the business which is a Thai national resource that must be owned and operated for the benefit of the Thai people under applicable Thai law. The CAC ruled that Mr. Satra had no right to claim because he had not been a party to the concession agreement. However, Mr. Satra appealed to the Supreme Administrative Court on September 12, 2006 which later ruled that Mr. Satra could claim citing his public interest on the ground that if the Company business were under control of alien, it would cause damage or result in national security and unavoidably affected Mr. Satra. Accordingly, the Supreme Administrative Court order the CAC to accept and try the complaint which is now in the process of hearing.

AIS and SATTEL should not be affected in so far as there is no decision to the extent that state officials have acted in accordance with the actions cited in the complaint and that shareholders of the Company are under control of alien. In addition, whether or not the concession agreement could be revoked shall be considered under the terms and conditions of the concession agreement.

On April 19, 2007, Dr.Supong Limthanakul submitted a complaint to the Central Administrative Court (the "CAC") against the Ministry of Information and Communications Technology (the "ICT Ministry"), the National Telecommunications Commission (the "NTC"), requesting the court to consider whether or not such government authorities neglect to perform their authority to inspect the operation of SATTEL after the sale of SHIN's shares to the new major shareholder which may be done illegally. The case is under the process of hearing of the CAC. However the Company can not ensure whether the outcomes will not materially and adversely affect to the SATTEL's concession agreement for satellite services.

RISK IF WE ARE DEEMED TO BE A "FOREIGNER"

The Foreign Business Act (the "FBA") is an act to regulate the level of permitted foreign shareholdings in Thai companies. A definition of "foreigner" defined in the FBA also applies in the Telecommunications Business Act (the "TBA") as regards qualifications of applicants for licenses under type 2 and 3. There is a provision under FBA prohibiting Thais to act as nominees for foreigner carrying on businesses which require permission.

In 2006, the Ministry of Commerce investigated shareholding on behalf of foreigners in companies including major shareholders in Kularb Kaew Co., Ltd. ("Kularb Kaew"), a Thai company holding shares in Cedar Holding Co., Ltd. ("Cedar"), which holds majority of the shares in SHIN. The issue is whether a major Thai shareholder of Kularb Kaew holds shares on behalf of foreigner. The Ministry of Commerce has summarized the case and referred to the public prosecutor for prosecution in the Criminal Court. The case is under the process by competent official.

If Kularb Kaew is found under a final court decision to be a "foreigner," then Cedar could be deemed to be a "foreigner" and the Company including AIS, DPC and SATTEL could also each be deemed to be a "foreigner". In addition, the court has power to order those holding shares on behalf of foreigner to discontinue holding shares. However, the Company, AIS, DPC and STTEL believe they have not committed any offence. As a result, the Company, AIS, DPC and SATTEL may find new shareholders to replace those alleged to have held shared on behalf of foreigner. Failure might affect applying for new licenses of AIS, DPC and SATTEL.

The concession agreement granted to AIS does not contain a clause of shareholding limitation by foreigner.

We cannot assure that the case will not impact the concession agreement and licenses of AIS, DPC and SATTEL.

RISK ARISING OUT OF CONCESSION AGREEMENTS AND AMENDMENTS TO OUR CONCESSION AGREEMENTS MAY NOT HAVE BEEN DULY APPROVED BY THE CABINET AND MAY BE INVALID

Under the Act Permitting the Private Sector to Participate in or Operate State Businesses (the "Private Sector State Business Participation Act"), any joint project or investment by the Government with a private entity, or permission given to a private entity to invest in a business operating under a Government license or concession, with a value of Baht 1 billion or more must be approved by the Cabinet (including the scope of work and the form of agreement). A transitional provision provides that steps taken before the effectiveness of the Private Sector State Business Participation Act are enforceable, but any new arrangement must be approved by the Cabinet.

It is unclear whether the Private Sector State Business Participation Act or the transitional provision applies to amendments made to concession agreements entered into before the Act became law.

After the Private Sector State Business Participation Act became law, prior governments entered into new concession agreements with DPC or amended pre-existing concession agreements with AIS and SATTEL without obtaining Cabinet approval.

The Council of State opined in respect of the effectiveness of the amendments of the Concession Agreement that it still be valid until revocation and also gave the case to the Coordination Committee under Article 22 of The Private Sector State Business Participation Act to find the fact of such amendment and verify whether there is an impact to the public interest. If there is such public interest impact, it may be revoked, but if not, it will be ratified or amended to make it be duly effective. At this stage, the Coordination Committee, AIS's representative is one of the member of the committee, is considering the fact in order to conclude result to the cabinet. If such amendments are revoked, there may be impact to shorten the concession period and higher revenue sharing of Prepaid service.

The Company can not ensure whether the outcomes will not materially and adversely affect our business, financial condition, result of operation and prospects.

Wireless Business

Regulatory and government policy risk

Regulatory body supervising radio / Television broadcast and telecommunication business

Pursuant to Section 47 of the Constitution of Thailand 2007, it has been stipulated that there shall be a free regulatory body of the State to allocate frequency for and supervise the operating of radio broadcast, television and telecommunication business, but Section 305(1) of the Constitution has further stipulated that Section 47 shall not be enforceable until an enactment for the establishment of the said free regulating body under Section 47, which shall not be later than 180 days after the announcement of government's policy to the parliament. Therefore, there shall be only one free regulatory body to control and regulate the telecommunication business and it will be set up after the new government has announced the policy to the parliament. In addition, the details of composition, the function and the selection of personnel of the said free regulatory body have not yet been stipulated in the Constitution which shall cause the setting up of this free regulatory body to take time. Thus, the direction of radio/television broadcast and telecommunication business in the future remains unclear.

Notwithstanding the foregoing, the current regulatory body i.e. The National Telecommunication Commission (NTC) shall still be active and Section 305(1) also states that the Act so enacted shall not affect the permissions, concessions or legally contracts which have been done before an announcement of this Constitution until the expiration of such permissions, concessions or contracts. Therefore, AIS anticipates that it shall not affect the existing scope of AIS' business.

The laws regarding Interconnection Charge

Pursuant to the issuance by NTC of principles and guidelines: Guidelines for the Use and Interconnect of Telecommunication Network B.E. 2549 of which stipulates that all operators having been granted license, concession or contract under the supervision of NTC have to comply with the Guidelines on the basis of fair competition. After the issuance of the said Guidelines, AIS has negotiated and entered into the Interconnection Agreements with other operators. However, up to now the Interconnection Charge has not yet been collected among the operators due to the objection made by TOT Public Company Limited (TOT) to NTC requesting NTC to inspect and issue an order to prohibit AIS and other operators to enter into the Interconnection Agreement until the final adjudication from administrative court.

However, AIS has been received supporting reason for the compliance with the said laws from Telecom Consumer-Protection Institute's response to TOT's letter that NTC has been of the opinion that the entering into the agreement or business among private sectors is in accordance with the principle of freedom of contract of private autonomy by which the parties have to be bound and NTC has no authority to prohibit the entering into the said agreement of the parties.

Notwithstanding the foregoing, should the administration court give a judgment according to TOT request prohibiting AIS and other operators to enter into the Interconnection Agreement; the result shall be that AIS shall not be forced to comply with the said laws. But if the administrative court dismiss TOT request, AIS shall have to comply with the said laws. The main feature of this law shall enable each operator to directly interconnect and pay an interconnection charge according to actual traffic use among its network. The interconnection charge of each operator shall reflect its actual cost which arising from the traffic usage between the

networks of each operator and result in a free and fair competition which shall benefit to the economic and society as a whole. For AIS' opinion, this law shall prevent other operators from further starting the price competition which shall encourage the subscribers to consider the quality of the network instead of only the price whenever making selection of mobile phone service.

DISPUTE ON EXCISE TAX

On January 22, 2008, TOT submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding AIS to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 % per month computing from the default date on January 10, 2007 until the full payment is made.

At present, the said dispute is pending on AIS's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, AIS's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of AIS because AIS's management understands that this amount is the same as an excise tax that AIS had submitted to Excise Department during January 28, 2003 to February 26, 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated February 11, 2003. Thus, AIS has fully complied with the cabinet's resolution dated February 11, 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated March 10, 2003 stating that AIS has fully complied with the cabinet's resolution and AIS's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

MARKET AND COMPETITION RISK

Thai mobile industry has been closing to a saturation point. As at the end of 2007, the penetration rate was around 80 % implying that consumer growth started to slow down. As a result, price competition appeared to be the major factor in determining an operator's market position and financial situation. Together with value for money tariff plans, a wide-variety of services, and continuous relationship building with customers, AIS has readily prepared itself to deal with the rapidly changing market situation. This can be seen with innovative promotional packages which target and suit the behavior of specific customer groups, particularly those who tend to switch to new number for cheaper promotion. Moreover, AIS has also been strengthening its main distribution channels, Telewiz, dealers, and smaller distributors (sub dealers), and has established an alliance with corporations of many different industries to help distribute products and services to every customer segment more efficiently.

As a result of such price competition, especially during the period of a saturated market, it is evident that continuing to use this strategy would not be advantageous for either industry growth or positive yield rate. Instead, operators have tended to focus on customer relationship building to form long-lasting partnerships. AIS has for a long time placed great emphasis on Customer Relationship Management (CRM). This can be seen through the many customer privileges such as the AIS Plus and the AIS Serenade programs.

TECHNOLOGY RISK

The rapid change in technology has become a key factor in competition in the telecommunications industry. To hesitate and fail to adapt to new technology may cause an operator delay in sustaining long-term performance. AIS anticipates that third generation

(3G) mobile technology and high-speed Internet technology through WiMAX will be readily available in the future and further increase competition. At present, NTC has not granted 3G and WiMAX licenses to any operator yet. AIS continues to focus on 3G readiness, staff development, technology simulation, strategic planning, and budgeting in order to be ready to offer quality services when such licenses are granted. The Company can not ensure when NTC will grant 3G licenses and WiMAX licenses to the operators. Furthermore, during this time of unclear policy from NTC regarding new licenses, AIS has already invested in EDGE technology to add value to the potential of existing technology, to increase the speed of data transfer in the network, and to pave consumer readiness towards 3G technology.

SATELLITE AND INTERNATIONAL BUSINESS

RISK ARISING OUT OF BREAK DOWN OR MALFUNCTION IN ORBIT OF SATELLITE.

Satellites are highly complicated systems and may be sensitive to the space environment. Once in orbit, malfunctions may occur for various reasons and lead to a decrease in their remaining operational life and/or a permanent or intermittent reduction in their transmission capacity. This could adversely affect SATTEL's service to customers and make it more difficult to acquire new customers. However, specifications design for satellites are far superior to most other types of vehicle and satellites are designed to withstand a certain amount of wear and tear in space and it is rare that they suffer damage that is severe enough to bring complete failure. SATTEL maintains a contingency plan to minimize adverse effects on customers in the case of severe damage to a satellite. This includes transferring as many as possible to available transponders on the remaining Thaicom satellites. SATTEL has also made agreements for temporary use of satellites operated by other companies until a replacement satellite is launched (manufacture and launch is estimated in the ranging of 18-30 months).

SATTEL is aware of the potential risks of satellites in geostationary orbit and minimizes such risks by fully insuring its satellites. SATTEL and the ICT Ministry are co-beneficiaries. The insurance policy is for full coverage with partial loss, meaning that SATTEL can immediately make a claim when the satellite is partially damaged. The insured value equals the satellite's book value at the time the contract was issued. The insured value does not cover compensation for loss of revenue, to the company or its customers, arising from satellite damage. This could possibly affect SATTEL's operational performance.

RISK ARISING OF TECHNOLOGY CHANGE

The broadcasting and telecommunications industry is subject to rapid technological changes. However, technology for conventional satellites in fact have not changed that much. Customers select their satellite operator based on service quality and policies as well as competency rather than technological advancement. For broadcasting service which is the major service of conventional satellite business, SATTEL continually studies how to develop satellite service technology in preparation for replacement of existing satellite.

Apart from the conventional satellite technology, SATTEL has push efforts on the research and development of the new technologies for the communications satellite and ground system. SATTEL also updates its ground equipment regularly in order to keep pace with the latest developments in satellite technology. In addition, SATTEL continues to constantly develop the IPSTAR ground equipment, which includes the gateways and IPSTAR user terminals, to support the demands of telecommunications networks, especially the Internet, in the Asia-Pacific region.

CHANGES IN LAWS, RULES, REGULATIONS AND GOVERNMENT POLICY

SATTEL was incorporated and registered in Thailand to operate satellite telecommunications in the country under a concession. There is a business risk from the rise in competition due to the changes in the Government's rules and regulations on satellite telecommunications license, as well as related telecommunications liberalization policies. In addition, other changes in laws, rules, regulations and policy of the Government can have significant impact, either directly or indirectly, on SATTEL's businesses.

LEGAL AND REGULATIONS RISKS IN COUNTRIES WHERE SATTEL OPERATES

At present, the globalization trend has created a more liberalized telecommunications landscape around the world. It has enabled SATTEL to expand the satellite telecommunications services to many countries. SATTEL strictly abides by the Rules, Regulations, Government Policy, or International Agreement as well as Telecommunications Law of the countries where it operates. The satellite telecommunications business in each country is strictly controlled by its Government and any changes to its policy and regulations may affect SATTEL's license standing and business strategy. The changes in the policy and regulations can significantly impact SATTEL's business opportunities and performance.

RISK ARISING OUT OF A FEW CUSTOMERS CONTRIBITED A SIGNIFICANT PORTOIN OF SATTEL'S REVENUE

Major source of SATTEL's revenue comes from major customers who provide telecommunication services. In 2007, SATTEL's revenue from three major customers was 29% of the total revenues from SATTEL's sales and services.

In case one of these major customers have cancelled their services, not renewed the Contract, or renewed the Contract with additional terms and conditions whereas suffering SATTEL business. For example, they may reduce the service costs in the new Contract. Major customers may have financial problem that will delay their payment to SATTEL. These factors will affect the SATTEL's business. However, the major customer has never defaulted on payments to SATTEL as their television broadcasting programs must be on-air for the viewers. In addition, to change to other satellites service will bring technical hurdles as it requires to relocate or reposition the customer's antennas from Thaicom satellites. The change to other satellites would be very cost prohibitive as well. These are important factors that the customers will not switch to use other satellites.

RISK ARISING OUT OF THE DEMAND OF SATELLITE SERVICE

The expansion of SATTEL's conventional satellite business depends on the demand for television broadcasting services and development, which may not materialize as planned. However, the development on the television technology and high definition television services will increase demand for satellite services. In addition, the development of IP communications services including data and multimedia is one of SATTEL's strategies to expand the Thaicom 4 (IPSTAR) business. This development will depend on the growth of the demand of Internet Protocol (IP) communications as well as high-speed Internet access. However, if such growth does not materialize as forecasted, it may impact SATTEL's operation, cash flow, and ability of loan repayment. Even if demand gwows, SATTEL may also be challenged by other terrestrial communications services.

Risk arising out of competition from other satellite operators, Terrestrial Network Operators, and Internet Service Operators

Even though SATTEL is the only satellite service operator in Thailand at present, the Authority may grant the same license to other satellite operators in the future. SATTEL's major competitors are from Indochina and India. In Indochina, major satellite competitors include such as AsiaSat, Intelsat, Palapa, Apstar and Measat. Some of these competitors have large footprint coverage areas and have a tremendous source of funds than SATTEL. In addition, some competitors are the operators in those countries, they will have the advantages on the laws and regulations and other related issues. The merger and acquisition of the satellite operators has also affected SATTEL. It will cause a highly competition in the market and lead to a price war of the transponder leasing services.

SATTEL has also competed with terrestrial network operators such as fiber optic, DSL, microwave, VHF/UHF broadcasting, digital data services, value-added broadband services, etc. Normally, the terrestrial network services have charged lower than the satellite services. The competition with these terrestrial network operators will limit SATTEL's price setting. Therefore, SATTEL may loss the existing customers to terrestrial services or it will be difficult to get new customers. However, satellite services provide low cost and quickly deployment to remote and less density areas. The satellite also enhances the terrestrial network expansion as back up.

Risk arising out of re-negotiating repayment and other terms of credit agreements.

SATTEL is a party to credit agreements, each relating to the financing of IPSTAR and Thaicom 5. Because the launch of IPSTAR and the roll-out of services relating to IPSTAR took longer than anticipated, SATTEL is in the process of re-negotiating with the lenders to reschedule repayments under, and amend other covenants contained in, these agreements. SATTEL has obtained a deferral of principal from its creditors under the credit agreements starting from the period of November 15, 2006 to February 29, 2008. On July 26, 2007, SATTEL made the mentioned principal repayment and the rest amount is early loan repayment for IPSTAR and Thaicom5.At the moment, SATTEL is in process of reviewing new loan agreement with creditors. We cannot assure you that SATTEL will be successful in re-negotiating repayment schedule and other conditions of these IPSTAR and Thaicom 5 credit agreements. If SATTEL is unsuccessful, SATTEL will be required to make principal repayments according to the existing repayment schedule before realizing the full revenue stream that it expects from these satellites, which could have an adverse impact on SATTEL's cash flow and liquidity and materially affect SATTEL.

Risk resulting from allegations of breach of the terms of the satellite concession agreement

SATTEL provides the satellite telecommunications services under the Concession. The Satellite Concession Agreement may be terminated, if SATTEL breaches or violates any material Conditions of the Concession Agreement. This will incur a significant impact of SATTEL's business opportunities, financial status, and performance. Presently, SATTEL has been accused to breach the Satellite Concession as the following issues.

The issue of back-up satellite - Under the Satellite Concession Agreement, SATTEL is required to provide a back-up satellite to each main satellite that it launched into orbit. There is a query whether or not the Thaicom 4 (IPSTAR) satellite should be considered as a backup for Thaicom 3 and/or Thaicom 5 since Thaicom 4 (IPSTAR) uses different technology and specification.

The issue of the shareholding percentage - According to the necessity that SATTEL needed to raise its capital by Public Offering (PO), the Satellite Concession Agreement was amended in 2004 to lower the percentage shareholding in SATTEL that SHIN was required to own from 51% to 40%. Under the Private Sector State Business Participation Act, the amendment may have to be approved by the Cabinet. Therefore, this amendment may have been considered void. SATTEL may be accused of breaching the Satellite Concession Agreement. As of December 31, 2007, SHIN owned 40.32% of SATTEL.

The issue of the Thaicom 3's insurance proceeds - As a result of the damage of the Thaicom 3 satellite, SATTEL received insurance proceeds amounting of US$33.0 million which was placed in an escrow account outside Thailand. SATTEL subsequently used all of the insurance proceeds as partial payment for the construction and launch of Thaicom 5 and for the interim lease of transponder capacity until the launch of Thaicom 5. Under the Budgetary Procedure Act of 1959, all money received by the government agencies shall be delivered to the Ministry of Finance. The Ministry of Information and Communication Technology is a co-beneficiary of the insurance proceeds of the satellite. Therefore, SATTEL may be accused of breaching the Satellite Concession Agreement as placed in an escrow account outside Thailand was not abided the Budgetary Procedure Act of 1959.

SATTEL is unable to predict the outcome and impact from the examination of the related agencies.

Media and Advertising Business

Risks following the revocation of ITV concession

During ITV's operation, ITV attempted on several occasions, unsuccessfully, to negotiate amendments to the ITV Concession Agreement in order to amend the programming mix provisions and to lower its annual concession fees. As a result, and in accordance with the ITV Concession Agreement, ITV began arbitration proceedings in 2002 requesting measures to compensate for ITV's damages. As a result of the arbitration award, ITV began payment of the reduced annual concession fee with effect from January 1, 2004 and began changing its programming mix with effect from April 1, 2004. However, the Prime Minister's Office instituted legal proceedings in the Central Administrative Court requesting the revocation such arbitration award. On May 9, 2006, the Central Administrative Court revoked the arbitration award. In addition, on June 7, 2006, ITV filed an appeal with the Supreme Administrative Court, but the Supreme Administrative Court upheld the verdict of the Central Administrative Court. As a result, ITV complied with the original terms and conditions as specified in the ITV Concession Agreement regarding payment of the concession fee and programming on December 14, 2006.

In addition, after the verdict, the Prime Minister's Office sent a written notice to ITV requesting ITV to pay the shortfall in amount of concession fees for 2004, 2005 and 2006 amounting to an aggregate of Baht 2,210 million and to pay interest from 2004 and a fine for breaching the programming mix required under the ITV Concession Agreement totaling Baht 97.8 billion within March 6, 2007. ITV tried to negotiate with the Prime Minister's Office regarding different principle of calculation of interest and the fine, which ITV saw it was unfair. The tremendous amount of outstanding liabilities made ITV unable to find the possible source of funds to pay such amounts of fine; therefore, ITV requested the Prime Minister's Office to enter into the negotiation process. However, the negotiation was not successful.

As a result, the ITV Concession Agreement was revoked by the Prime Minister's Office on March 7, 2007 on the ground that ITV did not pay the concession shortfall including interest and fine. The Prime Minister's Office also ordered ITV to transfer back the assets under BTO concession agreement. Hence, ITV had to cease the operation of the UHF system television station.

However, ITV further proceeds in litigation and files the claim against the Prime Minister's Office according to the dispute settlement process asking for compensation in the form of money damages to be payable to ITV. There are 3 pending claims which are under the dispute settlement process ;1) the case of ITV filed against the Prime Minister 's office at Arbitration Institute in respect of unreasonable fine and interest of the concession shortfall, 2) ITV filed against the Prime Minister 's office for unduly termination of the Concession Agreement claim for damages in an amount of Baht 21,814 million, and 3) case of the Prime Minister's Office filed against ITV claim for damages to be payable by ITV in an amount of Baht 101,865 million. That, during this time, is under the dispute settlement process at the Arbitration Institute.

At this stage, ITV is under the process of waiting for the resolution from the Arbitration Institute in respect of debt and liability under such cases. ITV also claimed for damages arising out of unduly termination of the Concession Agreement but SHIN is unable to foresee the result of the Arbitration Institute or the Court verdict (in case of appealing the Arbitration Award) matters.

DIRECTORS' SHAREHOLDING IN THE COMPANY AND ITS SUBSIDIARIES OF THE YEAR 2007

Name	Position	Shin Corporation PLC		Advanced Info Service PLC				Shin Satellite PLC	
		Ordinary Shares		Ordinary Shares		Debentures		Ordinary Shares	
		2007	2006	2007	2006	2007	2006	2007	2006
Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors	-	-	-	-	470	470	-	-
Mr. Somchai Supphatada	Independent Director and Chairman of the Audit Committee	-	-	-	-	-	-		
Mr. Vithit Leenutapong	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Chalaluck Bunnag	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Boon Swan Foo	Director	-	-	-	-	-	-	-	-
Mrs. Thitima Rungkwansiriroj	Director	-	-	-	-	-	-	-	-
Mr. Surin Upatkoon	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	-	-	-	-	-	-	500	500
Mr. Somprasong Boonyachai	Director	10	-	-	79	-	-	200	200
Mr. Arak Chonlatanon	Director	-	94,794	-	-	-	-	400	400

Name	Position	ITV PLC [1]		Matchbox Co., Ltd. [2]		Payment Solution Co., Ltd. [3]		I.T. Applications and Services Co., Ltd.	
		Ordinary Shares		Ordinary Shares		Ordinary Shares		Ordinary Shares	
		2007	2006	2007	2006	2007	2006	2007	2006
Dr. Virach Aphimeteetamrong	Chairman of the Board of Directors	-	-	-	-	-	-	-	-
Mr. Somchai Supphatada	Independent Director and Chairman of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Vithit Leenutapong	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Chalaluck Bunnag	Independent Director and Member of the Audit Committee	-	-	-	-	-	-	-	-
Mr. Boon Swan Foo	Director	-	-	-	-	-	-	-	-
Mrs. Thitima Rungkwansiriroj	Director	-	-	-	-	-	-	-	-
Mr. Surin Upatkoon	Director	-	-	-	-	-	-	-	-
Mr. Boonklee Plangsiri	Director	-	-	10	10	-	-	1	1
Mr. Somprasong Boonyachai	Director	-	-	-	-	-	-	-	-
Mr. Arak Chonlatanon	Director	-	-	-	-	1	1	-	-

As of December 31, 2007, the number of ordinary shares and debentures includes holdings by spouse and children age under 20.

Remark 1) As of March 8, 2007, ITV has to cease its operation under ITV Television Station due to the revocation of the Concession Agreement.

2) On October 4, 2007, SC Matchbox Co., Ltd. has been changed the name of the company to be Matchbox Co., Ltd.

3) On November 19, 2007, Shin Corporation PLC. acquired Payment Solution Co., Ltd. from Capital OK Co., Ltd.

MANAGEMENT STRUCTURE

THE BOARD OF DIRECTORS

As at December 31, 2007, the Board comprised the following members:

Name of Director	Position	Date first appointed
1. Dr. Virach Aphimeteetamrong	Chairman & Independent Director	November 7,2001
2. Mr. Vithit Leenutapong	Independent Director	October 16,2000
3. Mr. Somchai Supphatada	Independent Director	June 30, 2006
4. Mr. Chalaluck Bunnag	Independent Director	August 14,2007
5. Mr. Boon Swan Foo	Non-Executive Director	September 26,2007
6. Mr. Surin Upatkoon	Non-Executive Director	March 22,2006
7. Mrs. Thitima Rungkwansiriroj	Non-Executive Director	June 27,2007
8. Mr. Boonklee Plangsiri	Non-Executive Director	December 1,1998
9. Mr. Somprasong Boonyachai	Executive Director	April 25,2007
10. Mr. Arak Chonlatanon	Executive Director	May 14, 2007

Note: The current Secretary to the Board is Mr. Wichai Kittiwittayakul.

During 2007, the Board appointed a new chairman, Dr. Virach Aphimeteetamrong, to replace Mr.Pong Sarasin. The Board also appointed the following new directors:

1. Mr. Boon Swan Foo assumed the office of Mr. Phoon Siew Heng.
2. Mrs. Thitima Rungkwansiriroj assumed the office of Dr. Vichit Suraphongchai.
3. Mr. Chalaluck Bunnag assumed the office of Mrs. Siripen Sitasuwan.
4. Mr. Arak Chonlatanon assumed the office of Mr. Pong Sarasin.

DUTIES AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS

The Board has the following duties and responsibilities:

- Perform its duties with honesty, integrity and prudence, in accordance with the law, the Company's objectives and Articles of Association, and resolutions passed at shareholders' meetings in order to carefully protect the Company's interests.
- Formulate the Company's strategic vision, direction and policy, and supervise the management team to ensure that they operate efficiently and effectively in order to maximize the wealth and economic value of the Company for its shareholders.

- Consider and approve major issues such as large investments, policy, management authority, and any transactions as prescribed by law.
- Approve or agree to all major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand.
- Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis.
- Be responsible for overseeing operational results and performance of the management team in order to ensure due attentiveness and care.
- Arrange appropriate accounting systems, including the preparation of financial reports and a reliable auditing system; oversee processes and evaluate the internal control system, the internal audit system and the risk management system to ensure their effectiveness and efficiency, as well as follow up on results.
- Ensure avoidance of conflicts of interest amongst the Company's stakeholders.
- Supervise business operations to enforce ethical work standards.
- Annually review the Company's corporate governance policy and assess due compliance.
- Report on the execution of the Board's responsibility to prepare financial reports, along with the external auditor's report in the Annual Report covering key issues according to the Policy Statement and the Stock Exchange of Thailand's *Code of Best Practices for Directors of a Listed Company.*

AUTHORIZED SIGNATORIES

The following directors have been designated as authorized signatories of the Company:

Mr. Boon Swan Foo, Mrs. Thitima Rungkwansiriroj, Mr. Somprasong Boonyachai, and Mr. Arak Chonlatanon. Validation of all documents requires the signatures of any two of these directors along with the Company's seal.

DEFINITION OF INDEPENDENT DIRECTOR

An independent director is a qualified and independent person according to the Company's Corporate Governance Policy established by the Board, and the definition of the Stock Exchange of Thailand and the Securities Exchange Commission. An independent director must meet the following criteria:

1)Not hold shares worth more than 0.5 per cent of the paid-up capital of the Company, an affiliated company, associated company or related company, which shall be inclusive of the shares held by related persons.

2)Have no participation in the management of the Company, an affiliated company, associated company or related company, or be a major shareholder of the Company. He or she shall not be an employee or advisor who receives a regular salary from the Company, an affiliated company, associated company, related company or major shareholder of the company.

3)Have no direct or indirect benefit from, or interest in, the finance and management of the Company, an affiliated company, associated company or related company.

4)Not be a related person to, or close relative of, any manager or major shareholder of the Company.

5)Not be appointed as a representative to safeguard the interests of the Company's directors, major shareholders or shareholders who are related to the major shareholders.

In addition, an independent director must be capable of undertaking his or her duties, giving opinions and reporting performance results as delegated by the Board, free and clear of the control of the Company's management or major shareholders including related persons or close relatives.

THE AUDIT COMMITTEE

The Audit Committee was established on May 5, 1998 and comprises three (3) independent directors with the full qualifications required under the guidelines of the Stock Exchange of Thailand. As at December 31, 2007, the following persons were serving on the committee:

Name	Position
1. Mr. Somchai Supphatada	Chairman
2. Mr. Vithit Leenutapong	Member
3. Mr. Chalaluck Bunnag	Member

Mr. Somchai Supphatada has in-depth knowledge and experience in accounting while Mr. Vithit Leenutapong and Mr. Chalaluck Bunnag are experienced in the field of finance and investment.

The Audit Committee has the following duties and responsibilities:

- Review the accuracy of the Company's financial reports in accordance with Generally Accepted Accounting Principles, and ensure there is adequate disclosure.
- Review the Internal Control and Internal Audit systems to ensure these are appropriate and effective.
- Ensure that the Company performs in accordance with the laws governing Securities and Exchange, the laws applicable to its business, and the regulations of the Stock Exchange of Thailand.
- Consider, select and nominate the Company's external auditors, and propose their remuneration.
- Review the Company's Corporate Governance Policy and propose any changes to the Board for approval.
- Review connected transactions made by the Company and its subsidiaries to ensure all of these are in line with the notices and guidelines of the Stock Exchange of Thailand.
- Determine appropriate disclosure of information in cases where there are connected transactions or transactions which may lead to a conflict of interests, in order to ensure complete compliance with all rules and regulations.
- Review the risk management system to ensure it is appropriate and effective.
- Consider and approve the appointment, rotation, termination, performance appraisal and remuneration for the Head of the Internal Audit Department.
- Review and comment on the internal audit plan and the performance of the Internal Audit Department, and cooperate with the external auditors.
- Prepare an annual disclosure report on the committee's corporate governance, to be signed by the chairman and included in the Company's Annual Report.

The Audit Committee held seven meetings during 2007 and its performance as a term of reference was approved by the Board. Details of its performance and recommendations can be found in the Audit Committee Report for 2007.

The Remuneration Committee

The Remuneration Committee comprises three (3) directors, of whom at least two must be non-executive directors. As at December 31, 2007, the following persons were serving on the committee:

Name	Position
1. Mr. Boon Swan Foo	Chairman
2. Mr. Vithit Leenutapong	Member
3. Mr. Somprasong Boonyachai	Member

The Remuneration Committee has the following duties and responsibilities:

- Fix appropriate annual remuneration in monetary and/or non-monetary form as a motivation and retention measure for the Board members, committee members and top executives.
- Draw up guidelines to provide appropriate remuneration for the Board and top executives to be submitted to the Board and/or the shareholders' meetings for approval.
- Be accountable to the Board, explain the committee's decisions at the shareholders' meetings and answer any questions that may arise.
- Review and approve the Company's performance in order to determine the annual KPI bonuses and merit-based increases in salary across the Company.
- In consultation with the Company's Chief Executive Officer, evaluate potential successors for the Company's and its subsidiaries' chief executive officers and those who report directly to them, and report annually to the Board on executive succession planning.
- Consider and approve the performance evaluations of the Company's and its subsidiaries' chief executive officers and those who report directly to them in order to determine their annual bonuses and merit-based increases in salary.
- Oversee the procedures by which the Chief Executive Officer and executive management are evaluated.
- Consider and approve the annual bonus allocation for the Board.
- Disclose policies governing the directors' remuneration in the Annual Report.

The Remuneration Committee held three meetings during 2007 in order to perform its duties as delegated by the Board.

The Nomination and Governance Committee

The Nomination and Governance Committee comprises at least three (3) directors, of whom the majority must be non-executive directors. As at December 31, 2007, the following persons were serving on the committee:

Name	Position
1. Mr. Boon Swan Foo	Chairman
2. Mr. Somprasong Boonyachai	Member
3. Mr. Vithit Leenutapong	Member
4. Mrs. Thitima Rungkwansiriroj	Member

The Nomination and Governance Committee has the following duties and responsibilities:

- Annually review with the Board the criteria for board membership, including any minimum qualifications and necessary qualities or skills, which are set forth in the Company's Corporate Governance Policy.

- Review and make recommendations to the Board with respect to the size, structure, composition, term, processes and practices of the Board and its committees.
- Identify, evaluate and recruit individuals qualified for board membership.
- Consider director nominees proposed by the Company's shareholders.
- Recommend to the Board nominees to be proposed for election at the annual general meeting of shareholders or to be elected by the Board to fill vacancies or newly-created directorships.
- Recommend to the Board nominees (including chairpersons) for appointment to the Executive Committee and other board committees.
- Consider and nominate the Company's representatives to sit on the boards of its subsidiaries, associates and joint ventures.
- Periodically review the Company's standards of director independence and recommend any proposed changes to the Board for approval.
- Oversee the orientation program for new board members.
- Review and make recommendations to the Board with respect to the Company's process for the continuing education of board members.
- Implement and oversee the annual performance evaluations of the Board, each board committee (including a review of its own performance) and each board member; review the results of each board committee's evaluation and report to the Board the results of the full Board, its own and, as appropriate, individual director evaluations.
- Assist the Audit Committee to periodically review the Company's Corporate Governance Policy and recommend any proposed changes to the Board for approval.
- Review and make recommendations to the Board regarding potential waivers of the Code of Conduct & Ethics involving board members or executive management.
- In consultation with the Chairman of the Board and Chief Executive Officer, evaluate potential successors for the Chairman of the Board position and other board members, and report annually to the Board on succession planning.

The Nomination and Governance Committee held six meetings during 2007 in order to perform its duties as delegated by the Board.

THE EXECUTIVE COMMITTEE

The Executive Committee comprises qualified and experienced members as recommended by the Nomination and Governance Committee and approved by the Board. As at December 31, 2007, the following persons were serving on the committee:

Name	Position
1. Mr. Somprasong Boonyachai	Chairman
2. Mr. Arak Chonlatanon	Member
3. Mrs. Suwimol Kaewkoon	Member
4. Dr. Dumrong Kasemset	Member
5. Mr. Vikrom Sriprataks	Member
6. Ms. Nidchanun Santhavesuk	Member

The Executive Committee has the following duties and responsibilities:

- Formulate the Company's strategic direction, management structure, and annual business plan and budget for the Board's approval.
- Manage the Company's business operations in order to achieve the planned objectives and targets.
- Monitor the Company's financial and operating results, and keep all the board members informed by monthly report.
- Identify and evaluate new business opportunities.
- Review and recommendations to the Board regarding the Company's dividend policy.
- Review and approve all transactions concerning investments and disposal of assets, human resource management, finance and treasury, general administration and any other transaction related to the Company's business within the limits of delegated approval authority granted by the Board.
- Review matters that require the Board's approval and make appropriate recommendations with the exception of activities that have been delegated to other Board sub-committees.
- Consider and review the Company's risk management and control system.
- The Executive Committee may delegate its authority to any member of the management or staff as it deems appropriate. However, such authority does not permit the committee or its appointed persons to approve any transaction between them or related persons having mutual benefits or conflicts of interest (as prescribed in the Company's Articles of Association and Notifications of the Securities Exchange Commission). The approval for transactions shall be in accordance with the policies and principles already determined by the Board and regulatory bodies.

The Executive Committee held seventeen meetings during 2007 in order to perform its duties as delegated by the Board.

As at December 31, 2007, the Company's management team, as defined by the Securities and Exchange Commission, consisted of the following persons:

Mr. Somprasong Boonyachai	Chief Executive Officer
Ms. Nidchanun Santhavesuk	President
Mr. Anek Pana-apichon	Vice President - Finance and Accounting
Mr. Wichai Kittiwittayakul	Vice President - Internal Audit and Risk Management
Mr. Panya Thongchai	Assistant Vice President - Investor Relations
Mr. Kim Siritaweechai	Assistant Vice President - Portfolio Management
Mr. Anan Chatngoenngam	Assistant Vice President - Corporate Accounting
Ms. Korawan Kitsommart	Assistant Vice President - Performance Measurement
Mr. Metho Piamthipmanus	Assistant Vice President – Finance

Remuneration for Directors and the Management Team

1) Remuneration for the Board

At the 2007 Annual General Meeting of Shareholders held on April 25, 2007, the shareholders approved the remuneration for the Chairman of the Board, the independent directors and the non-executive directors in a total amount not higher than15 million baht. Each board member's remuneration consists of salary, bonus, and meeting allowance as specified below:

- The Chairman of the Board shall receive a monthly allowance of 300,000 baht and an annual bonus;
- The Chairman of the Audit Committee shall receive a monthly allowance of 90,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;

- Independent directors, non-executive directors and directors who are representatives of the shareholders shall receive a monthly allowance of 75,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
- Executive directors shall not receive any remuneration as members of the Board.

During 2007, the total remuneration paid to the Board was 14.62 million baht (including accrued bonuses of 3 million baht paid in February 2008), an increase of 2.66 million baht, or 22.25%, from 11.96 million baht in 2006.

Unit:'000 Baht

Name	Position	Remuneration for 2007
Current Directors		
1. Dr. Virach Apimeteetamrong	Chairman	3,512
2. Mr.Somchai Supphatada	Independent Director	1,698
3. Mr.Vithit Leenutapong	Independent Director	2,075
4. Mr.Chalaluck Bunnag	Independent Director	694
5. Mr.Boon Swan Foo	Non-Executive Director	538
6. Mr.Surin Upatkoon	Non-Executive Director	1,200
7. Mrs.Thitima Rungkwansiriroj	Non-Executive Director	835
8. Mr.Boonklee Plangsiri	Non-Executive Director	775
Directors retiring from the Board in 2007		
9. Mr.Pong Sarasin	Chairman	1,326
10. Mr.Phoon Siew Heng	Non-Executive Director	1,063
11. Mr.Vichit Surapongchai	Non-Executive Director	777
12. Mrs. Siripen Sitasuwan	Non-Executive Director	131
Total		14,624

2) Remuneration for the management team

The total remuneration for the management team, according to the definition of the SEC, was 125.88 million baht, which comprised salaries, bonus payments, the provident fund and other benefits. (Including Mr.Boonklee Plangsiri, Mrs.Siripen Sitasuwan, and Mr.Niwattumrong Boonsongpaisan, who resigned on June 30, 2007).

3) Other remuneration

The ESOP is a repeat, five-year program whereby the Company allots an annual grant of warrants for five consecutive years, after obtaining approval at the annual general meeting of shareholders. So far, five grants have been completely allotted and Grant I expired in 2007. The following four grants remain:

Description	Grant II		Grant III		Grant IV		Grant V	
Number of warrants granted (units)	18,083,700		13,660,200		16,000,000		14,256,100	
Price	Baht-0-		Baht-0-		Baht-0-		Baht-0-	
Expiration	Five years after date granted							
Exercise Ratio ***(warrant/shares)	1 : 1.11410				1 : 1.09950		1 : 1.06582	
Exercise Price *** (per share)	Bt 12.269		Bt 32.681		Bt 37.981		Bt 35.353	
Date warrants granted	May 30, 2003		May 31, 2004		May 31, 2005		July 31,2006	
List of directors (of the company its subsidiaries) and management receiving warrants	**(Unit)**	**%**	**(Unit)**	**%**	**(Unit)**	**%**	**(Unit)**	**%**
1. Mr .Boonklee Plangsiri	9,484,600	52.45	7,083,700	51.86	6,414,600	40.09	5,380,700	37.74
2. Mr. Somprasong Boonyachai	1,793,800	9.92	976,000	7.14	970,000	6.06	831,900	5.84
3. Dr. Dumrong Kasemset	1,793,800	9.92	976,000	7.14	970,000	6.06	831,900	5.84
4. Mr. Arak Chonlatanon	466,300	2.58	679,300	4.97	1,247,700	7.80	1,272,600	8.93
5. Mr. Tanadit Charoenchan	316,500	1.75	170,200	1.25	179,200	1.12	186,300	1.31
6. Ms. Nidchanun Santhavesuk	412,400	2.28	491,100	3.60	386,900	2.42	343,800	2.41
7. Mr. Anek Pana-apichon	278,400	1.54	347,900	2.55	302,100	1.89	265,400	1.86
8. Mr. Wichai Kittiwittayakul	118,400	0.65	153,800	1.13	199,500	1.25	164,800	1.16
9. Mr. Panya Thongchai	94,400	0.52	75,800	0.55	96,000	0.60	86,000	0.60
10. Mr. Kim Siritaweechai	197,900	1.09	106,400	0.78	135,300	0.85	117,400	0.82
11. Mr. Anan Chatngoenngam	-	-	-	-	117,200	0.73	96,800	0.68
12. Ms. Korawan Kitsommart	-	-	70,800	0.52	88,600	0.55	72,100	0.51
13. Mr. Metho Piamthipmanus	-	-	90,700	0.66	104,800	0.66	94,700	0.66
Type of warrant	Non - transferable unless received from an underwriter or as an inheritance							

*** The Company adjusted the exercise ratio and exercise price of the warrants on April 2, 2007 as a result of the dividend payout for 2H 2006 was greater than 50% of net profit after tax, under the conditions specified in the prospectus.

RELATED PARTY TRANSACTION

During the year 2007, SHIN group had entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal conditions. The details of related transactions are disclosed in Note 33 to the Financial Statements ending at December 31, 2007.

RELATED TRANSACTION WITH THE RELATED COMPANIES THAT MAY HAVE CONFLICT OF INTEREST

Cedar and Aspen are major shareholders of SHIN. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek. Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank PLC holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of SHIN group.

In 2007, SHIN group had significant related transactions with the related companies are as follows:

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2007 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV* and its subsidiaries	Other companies	Total	
1. Advanced Info Service Public Company Limited and its group (ADVANC)	Expenditure: SHIN group used a mobile service and other services from ADVANC	0.25	5.45	0.59	7.17	13.46	SHIN group uses a mobile service in order to operate its business as the network is well coverage. It is a normal business and the prices are normally charged at the same rate as external customers.
ADVANC, an associated company of SHIN, which Singtel is a 21.37% shareholder. Singtel is a related company to the major shareholder as it has the same major shareholder.	Income: SHIN group provided maintenance and development of computer program, advertising and transponder rental						
	1. Income from computer services	-	-	-	92.39	92.39	A subsidiary (ITAS) provides accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.
	2. Income from website designing	-	6.10	-	-	6.10	A subsidiary (SBI) provides website designing. The prices charged are the same rate as external customers.

* ITV ceased its operation on 7 March 2007; there was no significant related transaction thereafter.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2007 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV* and its subsidiaries	Other companies	Total	
	3. Income from advertising and others	-	-	1.98	477.93	479.91	A subsidiary (MB) provides advertising services and production of advertisements. The prices are normally charged at the same rate as external customers. A subsidiary (ITV) provides broadcasting of UHF system, TV program production and acquisition, air time rental for advertising and programs. The prices are normally charged at the same rate as external customers.
	4. Income from transponder rental	-	53.71	-	-	53.71	A subsidiary (SATTEL) provides satellite services and rendering transponder services for transmition of television and communications signal. The prices are normally charged at the same rate as external customers.
	5. Income from international roaming	-	3.45	-	-	3.45	The joint ventures (LTC and CAMSHIN) provide an international roaming in Lao PDC and Cambodia. These are normal business and the prices are normally charged at the same rate as external customers.
	6. Dividend Income	7,961.39	-	-	-	7,961.39	As per the resolution of the Shareholder Meeting or Board of Directors.

* ITV ceased its operation on 7 March 2007; there was no significant related transaction thereafter.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2007 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV* and its subsidiaries	Other companies	Total	
2. CS Loxinfo Public Company Limited and its Group (CSL) CSL, an indirect associated company of SHIN (CSL is an associated company of SATTEL), which Singtel is a 13.41% shareholder. Singtel is a related company to the major shareholder as it has the same major shareholder.	Expenditure: SHIN group rent leased line internet and advertise in Yellow Pages 1. Rental and others	0.81	27.05	0.20	3.14	31.20	CSL provides leased line internet in general. The prices are normally charged at the market rate and comparable to the same level of service.
	2. Advertising	0.03	0.19	0.01	-	0.23	SHIN group advertised in the Yellow Pages. The prices are normally charged at the same rate as external customers.
	Income: SHIN group provided maintenance and development of computer program, advertising and transponder rental 1. Income from computer services	-	-	-	5.08	5.08	A subsidiary (ITAS) provides accounting program services specifically for the group. The prices are charged at the same rate as others who provided the same services.
	2. Income from website designing	-	0.37	-	-	0.37	A subsidiary (SBI) provides website designing. The prices charged are the same rate as external customers.
	3. Income from advertising	-	-	-	1.54	1.54	A subsidiary (MB) provides advertising services and production of advertisements. The prices are normally charged at the same rate as external customers.

* ITV ceased its operation on 7 March 2007; there was no significant related transaction thereafter.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2007 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV* and its subsidiaries	Other companies	Total	
	4. Income from transponder rental and others	-	6.42	-	-	6.42	A subsidiary (SATTEL) provides satellite services and rendering transponder services for transmition of television and communications signal. The prices are normally charged at the same rate as external customers.
	5. Dividend Income	-	85.03	-	-	85.03	As per the resolution of the Shareholder Meeting or Board of Directors.
3. DBS Bank Limited of Singapore (DBS) DBS is a related company to the major shareholder as it has the same major shareholder.	Expenditure: Cap OK, a subsidiary, used Vision Plus System, a computer system related to financial services, for consumer finance business. (SHIN sold its investment in Cap OK in December 2007. there will have no transactions thereafter.)	-	-	-	84.22	84.22	DBS and Cap OK had entered to this contract since 2004, the establishment year of Cap OK, and DBS was not a related party of SHIN at that time. DBS, a leading bank in Singapore, is an expert in consumer finance business and the system was developed to serve the operation. The prices are charged based on the rate in the agreeable contract.
4. Singapore Telecom Pte Ltd. (Singtel) Singtel is a related company to the major shareholder as it has the same major shareholder.	Expenditure: A subsidiary rent satellite transponder.	-	4.00	-	-	4.00	A subsidiary rent satellite transponder to serve Protruck to its customer. The prices are normally charged at the same rate as external customers.
5. Codespace Inc. Some directors of Codespace are directors of SATTEL's subsidiary.	Expenditure: A subsidiary hired Codespace to research and develop products for IPSTAR project.	-	19.18	-	-	19.18	Codespace is an expert in broadband technology. The prices are base on actual work hour plus other actual expenses.

* ITV ceased its operation on 7 March 2007; there was no significant related transaction thereafter.

Name of related company/ Type of relationship	Type of transaction	Amount of significant related transactions ending December 31, 2007 of companies, and its subsidiaries (Million Baht)					Rationale and Price Policy
		SHIN	SATTEL and its subsidiaries	ITV* and its subsidiaries	Other companies	Total	
6. Cedar, Aspen and Directors of SHIN Cedar and Aspen are major shareholder of SHIN	Dividend paid	3,077.18	-	-	-	3,077.18	As per the resolution of the Shareholder Meeting.
7. Asia Mobile Holdings Pte Ltd. Asia Mobile Holdings Pte Ltd. is a related company to the major shareholder as it has the same major shareholder.	A subsidiary sold 49% of its subsidiary to Asia Mobile Holdings Pte Ltd.	-	6,709.00	-	-	6,709.00	The purchase price of SHEN is an agreeable price between the purchaser and the seller, using the bidding process.

* ITV ceased its operation on 7 March 2007; there was no significant related transaction thereafter.

Related transaction policy and procedure

SHIN group has a policy on related transaction procedures based on arm's length principle. The prices are normally charged at the same rate as external customers. If there is no comparable external customer price, SHIN will compare with the products or services given under similar conditions and circumstances. In some cases, we seek appraisal from independent consultants to ensure that the price is fair and reasonable. Similar to other transactions, the approval must come from authorized person (s) according to the type and size of transaction. Moreover, management with conflict of interest in the transaction will not have approval authority for the transaction. Additionally, the Audit Committee is responsible for reviewing the significant related transactions every quarter in order to ensure that no conflict of interest occurred.

When SHIN has other related transactions which comply to SET regulation, SHIN has the policy to strictly observe the SET regulation.

Policy and trends of related transaction

SHIN will continue to follow its policy that the related transactions will be synchronized among its businesses with rational prices and conditions.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS OF OPERATIONS

OVERVIEW (CONSOLIDATION BASIS)

We are a holding company and conduct our business through discrete business segments: telecommunications (in Thailand through Advanced Info Service PLC "AIS" and in Cambodia and Laos through Shin Satellite); satellite (Shin Satellite); advertising and media business (primarily ITV and Matchbox) and others (primarily CS LoxInfo). Our net profit in 2007 was Baht 960.0 million based upon total revenues of Baht 22,829.4 million. Our net profit depends primarily on the results of operations of AIS, our associated company and the primary focus of our wireless communications business. We account for AIS using the equity method. In 2007, our share of the net results of AIS contributed 30.2% of our total revenues and 718.0% of our net profit. For a discussion and analysis of the results of operations of AIS, see "a summary of MD&A of AIS" below.

Prior to March 7, 2007, our subsidiary ITV operated a free-to-air television broadcasting station in Thailand. On March 7, 2007, the Prime Minister's Office (PMO) revoked ITV's concession to operate and ITV ceased its television broadcasting operations. ITV is awaiting to hear the arbitral award ruling regarding this matter and it shall be dependant on the judgment which cannot be predicted. For the purposes of a discussion of our historical financial statements, we have included a discussion of ITV in the following discussion. As a result of the revocation of ITV's concession, there was a substantial decrease in our advertising and media revenues and in our retained earnings in our 2007 financial statements.

Prior to December 7, 2007, our subsidiary Capital OK provided consumer credit services, including personal loans, credit cards and motorcycle hire-purchases and, prior to June 21, 2007, Asia Aviasion Co., Ltd. (AA) who has an interest in a joint venture, Thai AirAsia, provided low-cost airline services from Bangkok to various domestic and international destinations. We sold our interests in Capital OK on December 7, 2007 for a loss of Baht 1,378.2 million and our indirect interests in AA on June 21, 2007 for a gain of Baht 406.8 million. In addition, Shin Satellite sold 49.0% of its holding in Shenington on July 25, 2007 for a gain of Baht 5,126.3 million.

COMPANY OPERATION (COST METHOD)

The change in accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

Notification of Federation of Accounting Professions No. 26/2549 dated on October 11, 2006 and No. 32/2549 dated November 3, 2006 relates to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from January 1, 2007. We have applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements.

The following table provides a company statements of income, for the period indicated. This table should be read together with our company financial statements.

	Year Ended December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Revenue	141.8	1.7%	-	-
Dividend income	8,061.3	94.9%	8,078.3	96.2%
Gain from sale investment in joint ventures	198.8	2.3%	271.0	3.2%
Other income	91.6	1.1%	49.8	0.6%
Total revenues	**8,493.5**	**100.0%**	**8,399.1**	**100.0%**
Cost and Selling and administrative expenses	334.2	3.9%	355.0	4.2%
Impairment loss on subsidiaries	4,812.9	56.7%	4,940.8	58.8%
Directors' remuneration	12.0	0.1%	14.6	0.2%
Total expenses	**5,159.1**	**60.7%**	**5,310.4**	**63.2%**
Profit before interest	3,334.4	39.3%	3,088.7	36.8%
Interest expenses	(38.8)	(0.5)%	(2.1)	-
Net profit for the year	**3,295.6**	**38.8%**	**3,086.6**	**36.7%**

The Company's Net Profit

The Company's net profit decreased 6.3% from Baht 3,295.6 million in 2006 to Baht 3,086.6 million in 2007. These were mainly due to a decrease in revenue of Baht 141.8 million and the impairment loss on investment in Capital OK but were offset with the increase in gain on sale of investment in AA.

The following table provides a company balance sheets, for the period indicated. This table should be read together with our company financial statements.

	As at December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Cash & cash equivalents	1,192.9	7.5%	2,575.3	16.9%
Other current assets	131.6	0.8%	45.2	0.3%
Investments in subsidiaries, associates and joint ventures	14,491.4	91.2%	12,514.4	82.3%
Other assets	82.5	0.5%	67.6	0.5%
Total assets	**15,898.4**	**100.0%**	**15,202.5**	**100.0%**
Total liabilities	**658.1**	**4.1%**	**59.0**	**0.4%**
Shareholders' equity				
Share capital	3,196.3	20.1%	3,196.8	21.0%
Premium on share capital	10,141.2	63.8%	10,149.9	66.8%
Retained earnings	1,406.7	8.8%	1,296.8	8.5%
Others	496.1	3.2%	500.0	3.3%
Total shareholders' equity	**15,240.3**	**95.9%**	**15,143.5**	**99.6%**

THE COMPANY'S BALANCE SHEETS

Total assets as at December 2007 was Baht 15,202.5 million decreased from December 2006, mainly, as a result from the impairment loss on investments and the disposal of investments. Total liabilities decreased from the repayment of short-term loan. As at December 31, 2007, the shareholders' equity was Baht 15,143.5 million relatively flat when compared to 2006 and had retained earnings at Baht 1,296.8 million.

GROUP OPERATION (CONSOLIDATION METHOD)

The following table sets forth, for the periods indicated, our total revenues from sales and services and net results from investments by business segment and as a percentage of total revenues of sales and services:

	For the year ended December 31,			
	2006		2007	
	(Baht Millions)	% of total	(Baht Millions)	% of total
Telecommunications:				
Domestic (AIS[1])	6,944.9	32.9%	6,893.1	39.7%
International (Laos and Cambodia)	2,405.7	11.4%	2,211.9	12.7%
Satellite	4,443.7	21.1%	4,240.9	24.4%
Advertising and media	4,209.8	19.9%	2,045.3	11.8%
Consumer finance	1,931.0	9.1%	1,247.4	7.2%
Low-cost airline	1,004.5	4.8%	502.1	2.9%
Others[2]	475.4	2.3%	316.3	1.8%
Consolidation eliminations	(308.0)	(1.5)%	(77.9)	(0.5)%
Total	**21,107.0**	**100.0%**	**17,379.1**	**100.0%**

(1) Net results from AIS.

(2) Includes Internet and information technology businesses.

We analysed our results of operations based on our segment results, which are derived from our operating profit before other income, interest income, interest expense, taxes and minority interests. The following table sets forth our segment results for the periods indicated:

	For the year ended December 31,			
	2006		2007	
	(Baht Millions)	% of total	(Baht Millions)	% of total
Telecommunications:				
Domestic (AIS[1])	6,944.9	474.5%	6,893.1	(815.3)%
International (Laos and Cambodia)	829.6	56.7%	782.0	(92.5)%
Satellite	(2,152.5)	(147.1)%	(1,179.5)	139.5%
Advertising and media	(2,806.3)	(191.8)%	(2,759.1)	326.3%
Consumer finance	(1,279.6)	(87.4)%	(2,851.4)	337.3%
Low-cost airline	33.3	2.3%	(16.7)	2.0%
Others[2]	(137.6)	(9.4)%	(1,702.5)	201.4%
Consolidation eliminations	31.7	2.2%	(11.4)	1.3%
Total	1,463.5	100.0%	(845.5)	100.0%

(1) Net results from AIS.
(2) Includes Internet and information technology businesses.

For additional information about our segment results, see note 31 to our consolidated financial statements.

The following table sets forth, for the periods indicated, total consolidated revenues and net profit or loss of each of AIS, Shin Satellite, ITV, Capital OK and Thai AirAsia and the method that we use when consolidating the financial statements of these companies into our own financial statements:

	Year Ended December 31,	
	2006	2007
	(Baht in millions)	
Total revenues:		
AIS[1]	92,490.6	109,115.6
Shin Satellite[2]	8,972.6	12,820.5
ITV[3]	2,158.7	352.3
Capital OK[4]	2,868.4	1,247.4
Thai AirAsia[5]	3,805.1	2,016.2
Net profit (loss):		
AIS[6]	16,256.0	16,290.5
Shin Satellite	(45.3)	3,069.9
ITV	(1,782.7)	(2,721.1)
Capital OK	(2,021.1)	(3,033.3)
Thai AirAsia	52.7	(27.1)

(1) Not consolidated as part of our financial statements. See also footnote (6) below.
(2) Consolidated as a subsidiary and primarily included in "satellite and international telecommunications" in the segment breakdown provided in note 31 to our consolidated financial statements.
(3) Consolidated as a subsidiary and included in "media and advertising" in the segment breakdown provided in note 31 to our consolidated financial statements.

(4) Consolidated on a proportionate consolidation basis until September 2006 by taking 60.0% (representing our shareholding interest in Capital OK) of each of the revenues and expenses of Capital OK and combining these with our revenues and expenses and, following the increase in our shareholding to 100.0% in October 2006, consolidated as a subsidiary in 2006 and 2007. Capital OK is included in "consumer finance" in the segment breakdown provided in note 31 to our consolidated financial statements. Following the sale of our interest in Capital OK on December 7, 2007, our financial statements from 2008 onwards will not include the financial statements of Capital OK.

(5) Consolidated on a proportionate consolidation basis in 2006 and 2007 by taking 24.5% (from February 2006 to December 2006) and 24.5% (from January 1, 2007 to June 21, 2007), respectively, (representing our indirect shareholding interest in Thai AirAsia during the respective years) of each of the revenues and expenses of Thai AirAsia and combining these with our revenues and expenses. Thai AirAsia included in "low-cost airline" in the segment breakdown provided in note 31 to our consolidated financial statements. Following the sale of our interest in AA on June 21, 2007, our financial statements from 2008 onwards will not include the financial statements of Thai AirAsia.

(6) Our share of AIS's net profit is included in the line item "net results from investments" in our financial statements.

The following tables provide a breakdown of our total revenues by showing each item as a percentage of total revenues, and a breakdown of our expenses by showing each item as a percentage of our total revenues, for the periods indicated. This table should be read together with our consolidated financial statements.

	Year Ended December 31,			
	2006		2007	
	(in millions of Baht)	(%)	(in millions of Baht)	(%)
Revenues:				
Revenue from sales and services:				
- Telecommunications (other than AIS)	2,405.7	10.3 %	2,211.9	9.7 %
- Satellite	4,443.7	18.9 %	4,240.9	18.6 %
- Advertising and media	4,138.9	17.6 %	2,045.3	8.9 %
- Consumer finance	1,931.0	8.2 %	1,247.4	5.5 %
- Low-cost airline	1,004.5	4.3 %	502.1	2.2 %
- Other	115.4	0.5 %	111.5	0.3 %
Total revenue from sales and services	**14,039.2**	**59.9 %**	**10,359.1**	**45.3 %**
Other income	2,343.1	10.0 %	5,450.1	23.9 %
Share of net results from investments - equity method:				
- AIS	6,944.9	29.6 %	6,893.1	30.2 %
- Other	122.9	0.5 %	127.1	0.6 %
Total share of net results from investments - equity method	**7,067.8**	**30.1 %**	**7,020.2**	**30.8 %**
Total revenues	**23,450.1**	**100.0**	**22,829.4**	**100.0 %**
Expenses:				
Costs of sales and services	9,559.6	40.8 %	7,647.3	33.5 %
Concession fees	1,469.9	6.3 %	649.2	2.8 %
Unpaid concession fee and overdue interest	1,506.3	6.4 %	382.3	1.7 %
Selling and administrative expenses	5,016.9	21.4 %	5,735.0	25.1 %
Impairment loss on goodwill in a subsidiary	1,105.4	4.7 %	447.0	2.0 %
Impairment loss and write-off of concession assets	964.0	4.1 %	1,961.6	8.6 %
Directors' remuneration	21.4	0.1 %	24.4	0.1 %
Total expenses	**19,643.5**	**83.8 %**	**16,846.8**	**73.8 %**
Profit before interest and tax	**3,806.6**	**16.2 %**	**5,982.6**	**26.2 %**
Interest expenses	(1,420.3)	(6.1) %	(1,117.5)	(4.9) %
Income tax	162.4	0.7 %	(2,361.3)	(10.3) %
Profit before minority interests	**2,548.7**	**10.8 %**	**2,503.8**	**11.0 %**
Net results attributable to minority interests	861.3	3.7 %	(1,543.8)	(6.8) %
Net profit for the year	**3,409.9**	**14.5 %**	**960.0**	**4.2 %**

REVENUES

Total revenues decreased by 2.6% from Baht 23,450.1 million in 2006 to Baht 22,829.4 million in 2007.

Revenues from Sales and Services. Revenues from sales and services decreased by 26.2% from Baht 14,039.2 million in 2006 to Baht 10,359.1 million in 2007. Revenues from all of our business segments decreased, in particular from our media and advertising and low-cost airline business segments.

Telecommunications. Revenues from our international telecommunications businesses in Cambodia and Laos decreased by 5.8% from Baht 2,405.7 million in 2006 to Baht 2,211.9 million in 2007, primarily because Shin Satellite recognized only 51.0% of the revenues from Cambodia and 25.0% from Laos from July 25, 2007 using the proportionate consolidation basis instead of 100.0% using the fully consolidated basis in Cambodia and 49% using the proportionate consolidation basis in Laos after the sale by Shin Satellite of 49.0% of its interests in Shenington (a holding company who invest in business in Laos and Cambodia) and has been changed to a joint venture instead of a subsidiary. However, actual revenues from Cambodia and Laos increased in 2007, primarily as a result of the growth of prepaid mobile telephone subscribers in each market. Had Shin Satellite accounted for its international telecommunications business in Cambodia and Laos on a fully consolidated basis, our international telecommunications revenues in 2007 would have been Baht 2,906 million. In 2007, prepaid services accounted for approximately 65.9% and 59.7% of revenues in Cambodia and Laos, respectively. (2006: Cambodia 74.1% and Laos 57.7%)

In Laos, mobile telephone subscribers increased 28.7% to 700,306 in 2007, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers, and PSTN subscribers increased by 0.1%. Mobile ARPU increased 10.0% while PSTN ARPU increased 2.2%. Mobile usage of prepaid service increased in 2007, primarily because of a migration of subscribers from postpaid.

In Cambodia, mobile telephone subscribers increased 72.1% to 469,514 in 2007, primarily due to market expansion following increased marketing activities targeted at low-usage subscribers. Mobile usage was relatively constant in 2007, but mobile ARPU decreased 12.1%, primarily as a result of the introduction of promotional packages following increased competition.

Satellite. Revenues from our satellite segment decreased by 5.8% from Baht 4,443.7 million in 2006 to Baht 4,240.9 million in 2007, primarily because of a reduction in Conventional Thaicom transponder utilization, a loss from the continued appreciation of the Thai Baht and lower UT sales volume.

Advertising and media. Revenues from our advertising and media segment decreased by 50.6% from Baht 4,138.9 million in 2006 to Baht 2,045.3 million in 2007, primarily due to the cessation of ITV's television broadcasting concession following the revocation of ITV's concession agreement on March 7, 2007 and the expropriation of ITV's broadcasting assets.

Low-cost Airline. Revenues from our low-cost airline segment decreased by 50.0% from Baht 1,004.5 million in 2006 to Baht 502.1 million in 2007, primarily because we did not account for the results of AA from June 21, 2007 following the sale of our interest in AA.

Consumer Finance. Revenues from our consumer finance segment decreased by 35.4% from Baht 1,931.0 million in 2006 to Baht 1,247.4 million in 2007, primarily due to a decrease in the number of loans approved following a tightening of Capital OK's credit policies. We sold our interest in Capital OK on December 7, 2007.

Other Income. Other income increased by 132.6% from Baht 2,343.1 million in 2006 to Baht 5,450.1 million in 2007, primarily due to an increase in the gain from the sale of investments, primarily the sale of 49.0% of Shenington amounting to Baht 5,126.3 million and our 24.5% effective shareholding in Thai AirAsia amounting to Baht 406.8 million, partially offset by a loss from the sale of 100.0% of Capital OK amounting to Baht 1,378.2 million. Other income was partially offset by a decrease in gain on foreign exchange from Baht 1,880.6 million in 2006 to Baht 1,044.5 million in 2007, primarily attributable to the higher appreciation of the Baht against the U.S. dollar in 2006 compared with the lower appreciation of the Baht against the U.S. dollar in 2007.

Share of Net Results from Investment - Equity Method. Our share of net results from investments using the equity method decreased by 0.7% from Baht 7,067.8 million in 2006 to Baht 7,020.2 million in 2007. Our share of the net results of AIS relatively flat from Baht 6,944.9 million in 2006 to Baht 6,893.1 million in 2007. In 2007, after the management of AIS has an opinion that non-compliance to the interconnection (IC) agreements could be in violation to the National Telecommunications Commission's (NTC) interconnection regulation, AIS decided to record all transactions related to the IC charges under the IC agreements in the financial statements for the year ended December 31, 2007. Excluding IC impact, net profit was Baht 14,879 million, declined 8.5% y-o-y due to higher network amortization, SGA and interest expense. For a discussion and analysis of the results of operations of AIS, see "a summary of MD&A of AIS" below.

Expenses

Total expenses decreased by 14.2% from Baht 19,643.5 million in 2006 to Baht 16,846.8 million in 2007, primarily from our media and advertising, international communications and consumer finance business.

Cost of Sales and Services. Cost of sales and services decreased by 20.0% from Baht 9,559.6 million in 2006 to Baht 7,647.3 million in 2007, primarily due to the cessation of ITV's television broadcasting business, the sale of our indirect interest in Shenington and AA. Actual expenses from our international telecommunications business in Cambodia and Laos increased in 2007, primarily as a result of an increase in amortization following the expansion of the telephone network in Laos, an increase in revenue share of the Ministry of Post and Telecommunications in Cambodia from 7.0% to 10.0% of total revenue before expenses, and an increase in electricity prices.

Concession Fees. Concession fees decreased by 55.8% from Baht 1,469.9 million in 2006 to Baht 649.2 million in 2007, primarily because of a decrease in ITV's concession fees from Baht 1,000.0 million in 2006 to Baht 180.8 million as a result of the revocation of the ITV concession agreement on March 7, 2007.

Unpaid Concession Fees and Overdue Interest. Unpaid concession fees and overdue interest decreased by 74.6% from Baht 1,506.3 million in 2006 to Baht 382.3 million in 2007, primarily because the amount we accrued in 2006 included unpaid concession fees in relation to 2004 and 2005 while the amount we accrued in 2007 related only overdue interest.

Selling and Administrative Expenses. Our selling and administrative expenses increased by 14.2% from Baht 5,016.9 million in 2006 to Baht 5,735.0 million in 2007, primarily due to an increase in the provision for loan losses at Captial OK and an increase in marketing expenses relating to satellite business, partially offset by decreases in selling and administrative expenses at ITV following the cessation of its business in March 2007 and at AA following the sale of our interest in AA in June 2007.

Impairment loss on goodwill in a subsidiary. In 2007, we recorded an impairment loss on goodwill of Baht 447.0 million in Capital OK as a result of a loss from operations following the adoption of more stringent regulations relating to the maximum amount of interest and fees that finance companies, including Capital OK, may charge its customers that limited our consumer finance business opportunities and a downturn in the Thai economy leading to unfavorable business prospects. In 2006, we recorded an impairment loss on goodwill in ITV of Baht 1,105.4 million, which is the total outstanding goodwill in ITV in our financial statements in recognition of ITV's inability to continue as a going concern.

Impairment loss and write-off of concession assets. In 2007, we recorded impairment loss and write-off of concession assets of Baht 1,961.6 million, compared to impairment loss and write-off of concession assets of Baht 964.0 million in 2006. The impairment in 2007 resulted from the expropriation of ITV's assets following the revocation of the ITV concession agreement by the PMO in March 2007. The impairment in 2006 resulted from the write-off of Thaicom 3 following the failure of a different electrical power subsystem unit in 2006 that resulted in a total loss of power and Thaicom 3's subsequent de-orbiting.

Profit Before Interest and Tax

As a result of the foregoing, profit before interest and tax increased by 57.2% from Baht 3,806.6 million in 2006 to Baht 5,982.6 million in 2007.

Interest Expense

Our interest expense decreased by 21.3% from Baht 1,420.3 million in 2006 to Baht 1,117.5 million in 2007, primarily due to the repayment of loans in relation to the IPSTAR and Thaicom 5 projects and the repayment of loans by Capital OK in 2007.

Income Tax

We recorded an income tax expense of Baht 2,361.3 million in 2007 compared with an income tax surplus of Baht 162.4 million in 2006, primarily because of the income tax expense relating to the gain from the sale of our indirect interest in Shenington.

Profit Before Minority Interests

As a result of the foregoing, our profit before minority interests decreased by 1.8% from Baht 2,548.7 million in 2006 to Baht 2,503.8 million in 2007.

Net Results Attributable to Minority Interests

We recorded a surplus in the share of our net results attributable to minority interests of Baht 861.3 million in 2006 because of losses at our subsidiaries but recorded a deficit of Baht 1,543.8 million in 2007 because of profits at our subsidiaries.

Net Profit

As a result of the foregoing, our net profit decreased by 71.8% from Baht 3,409.9 million in 2006 to Baht 960.0 million in 2007.

Cash Flow

The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,	
	2006	2007
	(Baht in millions)	
Net cash provided by operating activities	5,049.4	5,172.7
Net cash provided by investing activities	2,459.0	14,852.1
Net cash used in financing activities	(4,564.3)	(19,145.5)
Net increase in cash and cash equivalents	2,944.1	879.3

Net Cash Flows from Operating Activities

As at December 31, 2007, consolidated cash and cash equivalent were Baht 6,446.7 million, which was a rise of Baht 879.3 million, net of unrealized loss on exchange rate of Baht 4.4 million. The consolidated cash flow from operating activities was Baht 5,172.7 million slightly increased from Baht 5,049.4 million in 2006 mainly due to the collection of loans and accrued interest receivables.

Net Cash Flows from Investing Activities

The consolidated cash flow from investment activities was Baht 14,852.1 million, increased from Baht 2,459.0 million in 2006, as a result of the cash received from the sale of investments in Shenington Baht 6,433.0 million. In addition, the purchase of assets decreased by Baht 3,460.2 million due to the repayment of satellite construction in 2006. In 2007, we had a cash received from short-term investment Baht 881.7 million while, in 2006, there was a repayment of short-term loan Baht 600.0 million

NET CASH FLOWS USED IN FINANCING ACTIVITIES

The consolidated cash outflow from financing activities was Baht 19,145.5 million, increased from Baht 4,564.3 million in 2006 due to a decrease of borrowings by Baht 7,090.3 million and an increase of loans repayment by Baht 8,792.7 million. Also, in 2006, there was a cash flow from the receipt of the exercise of a warrant (Shin-W1) by Baht 3,745.0 million. Even the dividend paid in 2007 was Baht 3,196.4 million, a drop of Baht 5,039.0 million from Baht 8,235.4 million in 2006.

SUMMARY OF MD&A OF AIS

Because in recent years our net profit has primarily depended on the results of operations of AIS, we present below a discussion and analysis of the results of operations of AIS.

OPERATING RESULTS

As at end of 2007, AIS and its subsidiaries ("AIS") reported total subscribers of 24.1 million, or 23% growth from last year. Of total subscriber, postpaid subscribers were 2.3 million and prepaid subscribers were 21.8 million.

Recognition of interconnection revenue and cost in the year ended 2007

In compliance to the National Telecommunications Commission's (NTC) interconnection regulation, AIS entered into interconnection (IC) agreement with TAC on November 30, 2006 and True Move on January 15, 2007; the IC agreements have been approved by NTC. However, during the first quarter to the third quarter of 2007, AIS did neither invoice the IC charges to both parties nor record any transactions related to the IC charges on the financial statements. The IC recognition was pending upon the consideration between AIS and TOT, the grantor of concession.

On August 31, 2007, TOT filed a case against NTC to the Administrative Court to revoke NTC's IC regulation. TOT also informed AIS that TOT shall not recognize AIS's related actions and that AIS must be responsible for such actions, should AIS undertake the IC agreements before the final ruling by the Administrative Court.

AIS's management has the opinion that non-compliance to the IC agreements could be in violation to the NTC's regulation. Therefore AIS has decided to record all transactions related to the IC charges under the IC Agreements in the financial statements for the year ended December 31, 2007. AIS has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements for the year ended December 31, 2007.

REVENUE

Service Revenue AIS recorded total revenue of Baht 108,454 million, an increase of 18.6%, of which Baht 16,530 million was from IC revenue. Revenue from mobile phone services increased 2.9% from Baht 76,053 million in 2007 to Baht 78,280 million in 2006, primary from prepaid and international call that grew 1.7% and 72%, respectively. Prepaid increased was because the strong and good-quality net additions while pricing for new subscription was also improved. The growth of IDD was contributed by the launch of AIN GlobalComm Co., Ltd, a wholly owned subsidiary of AIS, offering the international call service through its own 005 dialing prefix.

IC Revenue and Cost The IC revenue (from incoming minutes) was Baht 16,530 million, and the IC cost (from outgoing minutes) was Baht 14,054 million, representing net IC revenue of Baht 2,476 million before revenue share. The amount was in accordance with the interconnection agreements with TAC and True Move, on which traffic settlement started from February 2007 with TAC and April 2007 with True Move. In the year ended 2007, AIS had 48% outgoing minute, of which 70% is on net traffic of the total consumed minutes.

Sale Revenue decreased 11.3% from Baht 15,375 million in 2006 to Baht 13,644 million in 2007. Despite of the growth of handset units sales, most handsets sold were less expensive low-end models. Handset business has thin margin and does not have material impact to the consolidated net profit. The launch of house-brand "Phone One" earlier in the year has not yet contributed significant impact to the revenue.

Other Income decreased from Baht 1,015 million in 2006 to Baht 662 million primary from lower interest income as AIS has kept lower cash on hand as well as lower market deposit interest rate.

EXPENSES

Cost of Service increased 66% from Baht 23,139 million in 2006 to Baht 38,441 million in 2007 due to the recognition of IC cost in the amount of Baht 14,054 million. Apart from the IC cost, cost of service increased 5.4% as a result of higher utility cost and network amortization.

Concession fee increased 5% from Baht 18,754 million in 2006 to Baht 19,691 million in 2007. In 2007, the revenue share calculated from net IC (IC revenue less IC cost) included.

Selling and Administrative Expenses increased 11.8% from Baht 11,421 million in 2006 to Baht 12,767 million in 2007, mainly, as a result of higher provision for bad debt. Such increase was from the aggressive acquisition of postpaid subscriber during the first half year of 2007. However, after the introducing stringent credit screening policy for the acquisition of new subscriber, the situation was improved.

Net Profit

The net profit was relatively flat, from Baht 16,256 million in 2006 to Baht 16,290 million in 2007. Excluding IC impact, net profit was Baht 14,879 million in 2007, decreased 8.5% due to higher network amortization, SGA and interest expense.

BALANCE SHEETS

Liquidity

Current ratio slightly decreased to 73% in 2006 from 74% in 2006 due to less cash outstanding and lower inventories for mobile handsets.

Capital Structure

The capital structure was strong with low financial leverage, which supported AIS's ability to continue high dividend payout. Total liabilities to equity improved from 73% as at December 31, 2006 to 71% as at the same period this year as a result of a partially repayment of debentures. Shareholders' equity decreased 2.8% from Baht 77,599 million as at December 31, 2006 to Baht 75,461 million as at December 31, 2007 as AIS paid dividend over 100% of its net income. In 2007, AIS paid a cash dividend of total Baht 18,658 million, implying a dividend per share of Baht 6.30. The unappropriated retained earnings at the ending period were Baht 49,999 million.

Net Debt to Equity

D/E ratio slightly increased from 26% in 2006 to 29% in 2007 due to lower amount of cash and cash equivalents.

Cash Flow

Cash flow position remained strong to support capex and dividend payment. For 2007, AIS generated cash flow from operations (after interest and tax) of Baht 36,235 million and had net increase in total borrowing of Baht 8,501 million. Of this amount, AIS spent Baht 17,105 million on capital expenditures, repaid Baht 11,523 million of debts, and paid Baht 18,658 million in dividend. As a result, AIS had net decrease in cash of Baht 4,254 million for the period.

Annual Audit Fee for 2007

1.Audit fee

In 2007, the Company and its subsidiaries paid to the auditor as follows:

- The auditor of the Company in the amount of Baht 5,836,000.

- The auditor's firm and auditor's related firms in the amount of Baht 6,548,371.

2. Non - audit fee

In 2007, the Company and its subsidiaries paid for other fees, such as tax consultation fee and the review of financial data, in addition to the normal audit procedures as follows:

- The auditor's firm and auditor's related firms in 2007 in the amount of Baht. 1,851,736.

BOARD OF DIRECTORS' RESPONSIBILITY FOR FINANCIAL REPORTING

The Board of Directors is responsible for Shin Corporation Public Company Limited' s financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimations. Important information is adequately and transparently disclosed in the notes to financial statements for the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system and appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect its assets and uncover any weaknesses that may be presented in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy, financial reports, internal controls, internal audit and risk management system. The Audit Committee has also reviewed a disclosure of related party transactions. All their comments on these issues have been included in the Audit Committee Report which is presented in this annual report.

The financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries have been examined by an external auditor, PricewaterhouseCoopers ABAS Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided with all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report as part of this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned up to a satisfactory level and rendered credibility and reliability to Shin Corporation Public Company Limited' s financial statements and Shin Corporation Public Company Limited and its subsidiaries' consolidated financial statements for the year ended 31 December 2007. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted principles and related regulations.

(Dr. Virach Aphimeteetamrong)	(Mr. Somprasong Boonyachai)
Chairman of the Board	Chief Executive Officer

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF SHIN CORPORATION PUBLIC COMPANY LIMITED

I have audited the accompanying consolidated and company balance sheets as at 31 December 2007 and 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the consolidated and company financial statements referred to above present fairly, in all material respects, the consolidated and company financial position as at 31 December 2007 and 2006, and the consolidated and company results of operations, and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

Without qualifying my opinion, I draw attention to Note 38 to the financial statements that the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") revoked the Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Concession Agreement") of ITV Public Company Limited and its Group ("ITV") due to ITV was not able to pay the unpaid concession fee totalling Baht 2,210 million, including the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006. These events have resulted ITV to cease its operations from 7 March 2007. In addition, the PMO claimed the undelivered value of assets under concession amounting to Baht 656 million plus interest. ITV is in the process of preparing the clarification on the development plan to resolve the cause of delisting and the plan in undertaking of new business and the rehabilitation to the Stock Exchange of Thailand ("SET"). In addition ITV has intended to pursue the arbitration process on the dispute of the unpaid concession fee totalling Baht 2,210 million, the over due interest, the penalty arising from the alteration of television programming of Baht 97,760 million and the undelivered value of assets under concession amounting to Baht 656 million plus interest. The auditor of ITV has expressed a disclaimer of opinion on the ITV 2007 and 2006 financial statements due to the significance of the matters mentioned above. Assets and liabilities of ITV included in the consolidated financial statements as at 31 December 2007, represent 1.97% and 19.90% of consolidated total assets and liabilities, respectively and the net value of asset of ITV included in the company financial statements as at 31 December 2007 is nil.

Suchart Luengsuraswat
Certified Public Accountant (Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited
Bangkok
25 February 2008

BALANCE SHEETS

Shin Corporation Public Company Limited
As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006
					Restated
	Notes	Baht	Baht	Baht	Baht
ASSETS					
Current assets					
Cash and cash equivalents	4	6,446,712,486	5,571,781,530	2,575,298,045	1,192,882,511
Current investments	5	-	880,583,172	-	80,583,172
Trade accounts and notes receivable, net	6	1,413,779,690	2,249,010,672	-	12,305,163
Current portion of loans and accrued interest receivable, net	7	-	5,744,566,841	-	-
Amounts due from and advances to related parties	33	16,575,277	3,944,446	20,000,000	595,517
Inventories, net	8	540,004,730	346,318,103	-	-
Other current assets	9	658,659,086	1,006,315,397	25,156,007	38,089,917
Total current assets		9,075,731,269	15,802,520,161	2,620,454,052	1,324,456,280
Non-current assets					
Loans and accrued interest receivable, net	7	-	1,788,218,847	-	-
Investments in subsidiaries, associates and joint ventures	10	32,690,683,964	33,681,457,600	12,514,415,801	14,491,373,956
Other investments	11	26,249,938	27,476,919	26,249,938	26,249,938
Loans to other company		13,845,347	19,104,044	-	-
Property and equipment, net	12	4,674,176,693	7,425,355,879	29,991,430	39,661,957
Property and equipment under concession agreements, net	13	18,776,370,562	22,342,368,630	-	-
Goodwill, net	15	86,197,207	550,102,595	-	-
Other intangible assets, net	16	1,429,727,237	1,765,097,481	10,464,329	15,669,395
Refundable income tax		70,310,490	70,092,083	-	-
Deferred tax assets	17	83,658,860	896,860,405	-	-
Other assets	33	339,918,326	411,261,456	943,579	943,579
Total non-current assets		58,191,138,624	68,977,395,939	12,582,065,077	14,573,898,825
Total assets		67,266,869,893	84,779,916,100	15,202,519,129	15,898,355,105

Director ________________________ Director ________________________

The notes to the consolidated and company financial statements are an integral part of these financial statements.

BALANCE SHEETS

Shin Corporation Public Company Limited
As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities					
Bank overdrafts and short-term loans from banks and financial institutions	*19*	344,833,098	4,706,078,278	-	600,000,000
Trade accounts and notes payable	*18*	865,700,304	1,082,209,486	1,117,558	3,577,659
Accounts payable - property and equipment		141,159,097	749,983,425	-	-
Amounts due to and loans from related parties	*33*	11,194,437	47,204,975	3,210,107	2,750,435
Current portion of long-term borrowings	*19*	1,272,718,055	7,750,943,585	-	526,553
Derivative instruments, net	*21*	-	752,900,400	-	-
Accrued concession fees		529,795,081	541,915,913	-	-
Provision for unpaid consession fee and interest		3,289,489,154	2,726,347,945	-	-
Income tax payable		1,347,884,280	86,540,872		
Other current liabilities	*20*	829,117,982	1,665,504,562	54,621,294	51,265,866
Total current liabilities		8,631,891,488	20,109,629,441	58,948,959	658,120,513
Non-current liabilities					
Long-term borrowings, net	*19*	8,453,636,516	14,108,659,557	-	-
Deferred tax liabilities	*17*	67,122,883	126,951,600	-	-
Other liabilities		392,741,273	162,782,401	-	-
Total non-current liabilities		8,913,500,672	14,398,393,558	-	-
Total liabilities		17,545,392,160	34,508,022,999	58,948,959	658,120,513

The notes to the consolidated and company financial statements are an integral part of these financial statements.

BALANCE SHEETS

Shin Corporation Public Company Limited
As at 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
LIABILITIES AND SHAREHOLDERS' EQUITY					
Share capital	22				
Authorised share capital - common shares		5,000,000,000	5,000,000,000	5,000,000,000	5,000,000,000
Issued and paid share capital - common shares		3,196,857,425	3,196,301,710	3,196,857,425	3,196,301,710
Warrants	22	-	789,325	-	789,325
Premium on share capital	22	10,149,870,686	10,141,235,497	10,149,870,686	10,141,235,497
Retained earnings					
Appropriated : Legal reserve	23	500,000,000	500,000,000	500,000,000	500,000,000
Unappropriated		22,127,020,909	24,363,416,537	1,296,842,059	1,406,684,187
Unrealised gain on dilution of investments in subsidiaries and associates		3,998,014,312	3,966,023,942	-	-
Unrealised loss from revaluation of current investment		-	(4,776,127)	-	(4,776,127)
Cumulative foreign currency translation adjustment		(99,286,160)	(142,140,018)	-	-
Total parent's shareholders' equity		39,872,477,172	42,020,850,866	15,143,570,170	15,240,234,592
Minority interests	24	9,849,000,561	8,251,042,235	-	-
Total shareholders' equity		49,721,477,733	50,271,893,101	15,143,570,170	15,240,234,592
Total liabilities and shareholders' equity		67,266,869,893	84,779,916,100	15,202,519,129	15,898,355,105

The notes to the consolidated and company financial statements are an integral part of these financial statements.

STATEMENTS OF INCOME

Shin Corporation Public Company Limited
For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Revenues	33				
Revenues from sales and services		10,359,076,708	14,039,200,930	-	141,844,773
Dividends income		-	-	8,078,345,481	8,061,345,600
Gain on sale of invesment in subsidiaries and a joint venture		4,154,967,553	128,991,233	270,978,778	198,772,371
Other income	25	1,295,153,724	2,214,089,622	49,740,216	91,564,105
Net results from investments - equity method	10	7,020,151,886	7,067,813,749	-	-
Total revenues		22,829,349,871	23,450,095,534	8,399,064,475	8,493,526,849
Expenses	33				
Cost of sales and services		7,639,060,123	9,559,552,189	-	76,622,625
Concession fees		657,390,030	1,469,926,881	-	-
Loss on provision for unpaid concession fee and interest		382,319,291	1,506,347,945	-	-
Selling and administrative expenses		5,733,740,518	5,016,770,444	355,033,618	257,526,353
Impairment loss on goodwill and investment in a subsidiary and a joint venture	10	446,971,412	1,105,433,726	4,940,762,836	4,812,947,875
Impairment loss and write off concession assets	13	1,961,592,858	964,030,593	-	-
Directors' remuneration	27	25,675,927	21,445,491	14,623,742	11,962,546
Total expenses		16,846,750,159	19,643,507,269	5,310,420,196	5,159,059,399
Profit before interest and tax		5,982,599,712	3,806,588,265	3,088,644,279	3,334,467,450
Interest expenses		(1,117,529,397)	(1,420,305,353)	(2,086,017)	(38,829,592)
Income tax	26	(2,361,265,131)	162,402,587	-	-
Profit before minority interests		2,503,805,184	2,548,685,499	3,086,558,262	3,295,637,858
Net results from subsidiaries to minority interests	24	(1,543,800,422)	861,262,632	-	-
Net profit for the year		960,004,762	3,409,948,131	3,086,558,262	3,295,637,858
Basic earnings per share (Baht)	29				
Net profit for the year		0.30	1.09	0.97	1.06
Diluted earnings per share (Baht)	29				
Net profit for the year		0.30	1.09	0.96	1.06

The notes to the consolidated and company financial statements are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Shin Corporation Public Company Limited *For the years ended 31 December 2007 and 2006*

	Consolidated (Baht)										
	Issued and paid share capital (Note 22)	Warrants (Note 22)	Premium on share capital (Note 22)	Advance receipt for share subscription	Legal reserve (Note 23)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Minority interests (Note 24)	Total
As at 31 December 2005	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	9,242,572,019	52,410,633,929
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,409,948,131	-	-	-	-	3,409,948,131
Dividends paid during the year (Note 40)	-	-	-	-	-	(8,235,370,805)	-	-	-	-	(8,235,370,805)
Unrealised loss on dilution from investments	-	-		-	-	-	(15,279,269)	-	-	-	(15,279,269)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	-	24,745,104
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	(76,284,353)	-	(76,284,353)
Minority interests decrease during the year	-	-	-	-	-	-	-	-	-	(991,529,784)	(991,529,784)
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	8,251,042,235	50,271,893,101
Increase in share capital	555,715	(769,874)	8,615,738	-	-	-	-	-	-	-	8,401,579
Not exercised warrants	-	(19,451)	19,451	-	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	960,004,762	-	-	-	-	960,004,762
Dividends paid during the year (Note 40)	-	-	-	-	-	(3,196,400,390)	-	-	-	-	(3,196,400,390)
Unrealised gain on dilution from investments	-	-	-	-	-	-	31,990,370				31,990,370
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	4,776,127	-	-	4,776,127
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	42,853,858	-	42,853,858
Minority interests increase during the year	-	-	-	-	-	-	-	-	-	1,597,958,326	1,597,958,326
As at 31 December 2007	3,196,857,425	-	10,149,870,686	-	500,000,000	22,127,020,909	3,998,014,312	-	(99,286,160)	9,849,000,561	49,721,477,733

The notes to the consolidated and company financial statements are an integral part of these financial statements.

Statements of Changes in Shareholders' Equity (Cont'd)

Shin Corporation Public Company Limited *For the years ended 31 December 2007 and 2006*

	Company (Baht)									
	Issued and paid share capital (Note 22)	Warrants (Note 22)	Premium on share capital (Note 22)	Advance receipt for share subscription	Legal reserve (Note 23)	Retained earnings	Unrealised gain on dilution from investments	Unrealised loss from revaluation of current investment	Cumulative foreign currency translation adjustment	Total
As at 31 December 2005										
As previously reported	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	29,188,839,211	3,981,303,211	(29,521,231)	(65,855,665)	43,168,061,910
Prior year adjustment (Note 3)	-	-	-	-	-	(22,842,422,077)	(3,981,303,211)	-	65,855,665	(26,757,869,623)
As restated	2,999,314,941	484,579,162	6,100,288,491	9,113,790	500,000,000	6,346,417,134	-	(29,521,231)	-	16,410,192,287
Increase in share capital	196,986,769	(483,789,837)	4,040,947,006	-	-	-	-	-	-	3,754,143,938
Advance receipt for share subscription decrease during the year	-	-	-	(9,113,790)	-	-	-	-	-	(9,113,790)
Net profit for the year	-	-	-	-	-	3,295,637,858	-	-	-	3,295,637,858
Dividends paid during the year (Note 40)	-	-	-	-	-	(8,235,370,805)	-	-	-	(8,235,370,805)
Unrealised gain from revaluation of current investment	-	-	-	-	-	-	-	24,745,104	-	24,745,104
As at 31 December 2006	3,196,301,710	789,325	10,141,235,497	-	500,000,000	1,406,684,187	-	(4,776,127)	-	15,240,234,592
As at 31 December 2006										
As previously reported	3,196,301,710	789,325	10,141,235,497	-	500,000,000	24,363,416,537	3,966,023,942	(4,776,127)	(142,140,018)	42,020,850,866
Prior year adjustment (Note 3)	-	-	-	-	-	(22,956,732,350)	(3,966,023,942)	-	142,140,018	(26,780,616,274)
As restated	3,196,301,710	789,325	10,141,235,497	-	500,000,000	1,406,684,187	-	(4,776,127)	-	15,240,234,592
Increase in share capital	555,715	(769,874)	8,615,738	-	-	-	-	-	-	8,401,579
Not exercised warrants	-	(19,451)	19,451	-	-	-	-	-	-	-
Net profit for the year	-	-	-	-	-	3,086,558,262	-	-	-	3,086,558,262
Dividends paid during the year (Note 40)	-	-	-	-	-	(3,196,400,390)	-	-	-	(3,196,400,390)
Unrealised gain from revaluation of current investment	-	-	-	-	-		-	4,776,127	-	4,776,127
As at 31 December 2007	3,196,857,425	-	10,149,870,686	-	500,000,000	1,296,842,059	-	-	-	15,143,570,170

The notes to the consolidated and company financial statements are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

Shin Corporation Public Company Limited
For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Net cash flows from/(used in) operating activities	32	5,172,700,741	5,049,355,651	(275,908,966)	(142,301,682)
Cash flows from investing activities					
Acquisition of subsidiaries, and a joint venture, net of cash acquired	*10*	-	(564,624,477)	(3,460,000,000)	(2,604,604,186)
Purchases of property and equipment		(1,279,555,853)	(4,566,799,174)	(8,468,413)	(21,050,400)
Investments in intangible assets		(52,516,440)	(168,060,289)	-	(3,934,423)
Investments in property and equipment under concession agreements		(7,498,604)	(64,870,433)	-	-
(Increase) decrease in current investments		881,730,833	(599,476,487)	81,730,833	200,523,513
(Increase) decrease in loans and advances to related parties		693,330,162	17,707,972	(19,404,483)	17,599,901
Disposals of a subsidiary and a joint venture, net of cash disposed	*10*	6,543,208,152	109,866,580	768,128,753	431,999,997
Receipt from decreasing of a joint venture's share capital		-	-	-	6,127,500
Receipt from disposal of equipment		27,029,269	101,322,141	6,517,693	10,772,358
Dividends received from a subsidiary and associates	*10*	8,046,419,597	8,193,978,591	8,078,345,481	8,061,345,600
Net cash flows from investing activities		**14,852,147,116**	**2,459,044,424**	**5,446,849,864**	**6,098,779,860**
Cash flows from financing activities					
Receipts from short-term loans	*19*	870,786,289	4,224,935,794	-	2,580,450,000
Receipts from long-term loans	*19*	51,681,037	3,787,865,534	-	-
Receipts from share capital issued by subsidiaries		-	430,000	-	-
Receipts from increase in share capital	*22*	8,401,579	3,745,030,148	8,401,579	3,745,030,148
Repayments of short-term loans	*19*	(5,221,891,984)	(5,505,950,000)	(600,000,000)	(3,180,450,000)
Repayments of long-term loans	*19*	(11,658,047,965)	(2,581,268,883)	(526,553)	(682,776)
Dividends paid	*40*	(3,196,400,490)	(8,235,370,803)	(3,196,400,390)	(8,235,370,803)
Net cash flows used in financing activities			**(4,564,328,210)**	**(3,788,525,364)**	**(5,091,023,431)**
Net increase in cash and cash equivalents		**879,376,323**	**2,944,071,865**	**1,382,415,534**	**865,454,747**
Cash and cash equivalents, opening balance		5,571,781,530	2,628,319,439	1,192,882,511	327,427,764
Unrealised loss on exchange rate		(4,445,367)	(609,774)	-	-
Cash and cash equivalents, closing balance	4	**6,446,712,486**	**5,571,781,530**	**2,575,298,045**	**1,192,882,511**

STATEMENTS OF CASH FLOWS (CONT'D)

Shin Corporation Public Company Limited
For the years ended 31 December 2007 and 2006

		Consolidated		Company	
		2007	2006	2007	2006
					Restated
	Notes	Baht	Baht	Baht	Baht
Supplementary disclosures of cash flow information					
Interest and income tax paid					
Interest paid		1,249.78	1,347.70	7.96	33.10
Income tax paid		296.06	307.63	-	-
Non-cash transactions					
Liabilities due to purchases of property and equipment and intangible assets		91.55	164.74	3.72	2.57
Property and equipment under finance leases		-	36.70	-	-
Liabilities due to purchases of property and equipment		-	13.85	-	-
Liabilities due to purchases of programming rights and production costs		-	27.84	-	-
Purchases of fixed assets through installments		-	318.73	-	-

The notes to the consolidated and company financial statements are an integral part of these financial statements.

Shin Corporation Public Company Limited
Note to the Consolidate and Company Financial Statements For the ended 31 December 2007 and 2006

1 GENERAL INFORMATION

Shin Corporation Public Company Limited ("the Company") is a public limited company and is incorporated and domiciled in Thailand. The registered office of the Company is:

414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company, its subsidiaries, associates, and joint ventures (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising, low-fare airline and consumer finance. The Group renders satellite transponder and related services, operates a television channel, is an internet service provider and content producer, provides advertising services and publishes telephone directories, trades in cellular telephone equipment, provides nationwide cellular network services and provides data transmission services, operates a low-fare airline and offers consumer finance. The Company sold Asia Aviation Company Limited, a holding of Thai AirAsia Company Limited who operated a low-fare airline business, in June 2007 and Capital OK Company Limited, who operated consumer finance business, in December 2007. ITV Public Company Limited, who operated a television channel business, ceased its operation since 7 March 2007 as a result of the revocation of the Concession Agreement.

The principal business units are Shin Corporation Public Company Limited, its subsidiaries and Shin Satellite Public Company Limited, and its associates, Advanced Info Service Public Company Limited and CS Loxinfo Public Company Limited. All of these companies are listed on the Stock Exchange of Thailand.

As at 31 December 2007, the Group employed 1,586 employees (2006: 4,430 employees) on a consolidated basis and 72 employees (2006: 99 employees) at the Company level.

The Shin Corp Group has obtained concessions from government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide telecommunication services in the Laos People's Democratic Republic ("Laos PDR") and Cellular Telephone Systems in Thailand and Cambodia, etc. The periods of the concessions range from 10 - 35 years. Under these concession agreements, certain companies in the Group must pay fees to the relevant government agencies based on a percentage of service income or at the rate specified in the relevant agreements, whichever is higher. In addition, certain companies in the Group, according to their concession agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies within the periods specified in the concession agreements.

The principal concessions are held by subsidiaries, associates and a joint venture at 31 December 2007 include:

Concession	Country	Held by	Expiry
Subsidiaries			
Satellites	Thailand	Shin Satellite Public Company Limited	September 2021
Radio-television broadcasting - under UHF system	Thailand	ITV Public Company Limited	July 2025 (In the process of dispute Note 38)

1 GENERAL INFORMATION (CONT'D)

Concession	Country	Held by	Expiry
Associates			
900-MHz cellular telephone system	Thailand	Advanced Info Service Public Company Limited	September 2015
1800-MHz cellular telephone system	Thailand	Digital Phone Company Limited	September 2013
International call	Thailand	AIS International Network Company Limited	July 2026
Datakit Virtual Circuit Switch	Thailand	Advanced Datanetwork Communications Company Limited	2022
Satellite uplink-downlink	Thailand	CS Loxinfo Public Company Limited	August 2016
Joint Ventures			
Fixed phone, mobile phone, international facilities and internet	Laos PDR	Lao Telecommunications Company Limited	2021
Cellular telephone system	Cambodia	Cambodia Shinawatra Company Limited	March 2028

The concession of CS Loxinfo Public Company Limited ("CSL") in part of interest services expired on 15 April 2007. The National Telecommunications Commission ("NTC") is currently responsible for granting licenses to provide internet access services in Thailand.

CSL and its subsidiary received one-year Type I ISP licenses from NTC to provide internet access services for one year from 8 September 2007 to 7 September 2008 and 29 June 2007 to 28 June 2008, respectively. CSL also received Type II IIG license from NTC to provide internet access services for five years from 26 April 2007 to 25 April 2012 (Internet access services Type I ISP license represents a license to provide domestic internet access services which the service providers do not need to have their own telecommunication infrastructure. Internet access services Type II IIG license represents a license to provide international gateway internet access services and internet networks which the service providers need to have their own telecommunication infrastructure). According to the conditions specified by NTC, if the authorised licensee is not in significant violation of the conditions specified in the license, NTC will consider renewing the license as a normal procedure.

These consolidated and company financial statements have been approved for issue by the board of directors on 25 February 2008.

2 ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated and company financial statements are set out below:

2.1 Basis of preparation

The consolidated and company financial statements have been prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission under the Securities and Exchange Act B.E. 2535.

The consolidated and company financial statements have been prepared under the historical cost convention.

The preparation of financial statements in conformity with Thai generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses in the reported years. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from those estimates.

2 ACCOUNTING POLICIES (CONT'D)

2.1 Basis of preparation (Cont'd)

Where necessary, comparative figures have been adjusted to comply with changes in presentation in the current year.

An English version of the consolidated and company financial statements has been prepared from the statutory financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language statutory financial statements shall prevail.

2.2 Financial status of ITV Public Company Limited and its Group ("ITV")

As at 31 December 2007, ITV's current liabilities exceed its current assets by an amount of Baht 2,095 million and there is a deficit in excess of the share capital of an amount of Baht 2,167 million. In addition, as a consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable to pay the unpaid concession fee totalling Baht 2,210 million. The PMO, the concessionaire, claimed that the payment includes the 15% interest per annum on the total unpaid concession fee and the penalty arising from the alteration of television programming of Baht 97,760 million, which was due for payment within 30 days of ITV receiving the notice on 1 February 2007. ITV disputed these and did not pay for these unpaid concession fees including interest and penalty. On 7 March 2007, ITV received the letter of revocation of the concession agreement and radio-television operation under UHF system from the PMO and ceased it operation on that date. Furthermore, the SET raised a Suspension sign (SP) to stop trading of ITV's stock. ITV is in the process of preparing development plans to resolve the cause of delisting, and the plans to undertake of new business, and the rehabilitation for SET after ITV seeks and obtains approval from ITV's shareholders. SET provided a two - year timeframe for ITV to resolve the delisting issue. In addition, ITV is still conducting arbitral proceeding regarding the unpaid concession fee including interest and penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets include interest which shall await the arbitral award granted by the arbitration panel and the final legal outcome. This event indicates a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

2.3 New Accounting Standards and Amendments to Accounting Standards with the effective date in 2008

The following new accounting standards and amendments to accounting standards are revised and are mandatory for accounting periods beginning on or after 1 January 2008.

Amendments to Accounting Standards
TAS No. 25 "Cash Flow Statements"
TAS No. 29 "Leases"
TAS No. 31 "Inventory"
TAS No. 33 "Borrowing Costs"
TAS No. 35 "Presentation of Financial Statements"
TAS No. 39 "Accounting Policies, Changes in Accounting Estimates and Errors"
TAS No. 41 "Interim Financial Reporting"
TAS No. 43 "Business Combinations"
TAS No. 49 "Construction Contracts"
New Accounting Standards
TAS No. 51 "Intangible Assets"

The Group will apply these standards and amendments from 1 January 2008. However, the Group management determines that the application of these standards will not have significant impact on the consolidated and company financial statements as of 31 December 2007 being presented, except the revised TAS 35 "Presentation of Financial Statements" which requires the additional disclosures on critical judgement and estimates made by the management and the revised TAS 43 "Business Combinations" which requires intangible assets with indefinite useful life will no longer be amortised but be tested for impairment annually.

2 ACCOUNTING POLICIES (CONT'D)

2.4 Group accounting

a) Subsidiary undertakings

Subsidiary undertakings, which are those companies in which the Group has power to govern the financial and operating policies, are consolidated; attention is directed to the substance of the power, and not merely the legal form.

Subsidiaries are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date on which the Group ceases to have the power to exercise control over the operations. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured at the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless costs cannot be recovered. Where necessary, the accounting policies of subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made for minority interests. The interest of third parties in subsidiaries is accounted for on the basis of their share in the underlying equity of these undertakings.

In the Company financial statements, the Company accounts for its interest in subsidiaries on a cost basis.

A list of the principal subsidiaries is set out in Note 10.

b) Joint ventures

The Group's interest in jointly controlled entities ("joint ventures") is accounted for by proportionate consolidation in the consolidated financial statements. The Group combines its share of the joint ventures' individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Group's financial statements. The Group recognised the portion of gains or losses on the sale of assets by the Group to the joint ventures that it is attributable to the other venturers. The Group does not recognised its share of profits or losses from the joint ventures that result from the purchase of assets by the Group from the joint venture until it resells the assets to an independent party. However, if a loss on the transaction provides evidence of a reduction in the net realisable value of current assets or an impairment loss, the loss is recognised immediately.

In the company financial statements, the Company accounts for its interest in joint ventures on a cost basis.

A list of the principal joint ventures and further details about joint ventures are set out in Notes 10 and 34, respectively.

c) Associated undertakings

Investments in associated undertakings are accounted for using the equity method of accounting in the consolidated financial statements. Under this method, the company's share of the post-acquisition profits or losses of associates are recognised in the income statement and its share of post-acquisition movements in reserves are recognised in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities over which the Group generally has significant influence, but which it does not control, generally accompanying or shareholding of between 20% and 50% the voting rights. Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group's investment in associates includes goodwill (net of accumulated amortisation) on acquisition. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates.

In the company financial statements, the Company accounts for its interest in associates on a cost basis.

A list of the principal associates is set out in Note 10.

d) Gain (loss) on dilution from investment

Dilution gains or losses that arise on shares issued by subsidiaries, joint ventures or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet in consolidated financial statements.

2 ACCOUNTING POLICIES (CONT'D)

2.5 Related parties

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel, including directors and officers of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties.

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

2.6 Foreign currency translation

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the balance sheet date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the balance sheet date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the balance sheet date. Currency translation differences arising from the retranslation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

2.7 Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

2.8 Current investments

Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

2.9 Trade accounts receivable

Trade accounts receivable are carried at the original invoice amount and subsequently measured at the remaining amount less allowance for doubtful receivables based on a review of all outstanding amounts at the year end. The amount of the allowance is the difference between the carrying amount of the receivable and the amount expected to be collectible. Bad debts are written off during the year in which they are identified and recognised in the income statement as selling and administrative expenses.

2.10 Loans and accrued interest receivable

Loans and accrued interest receivables are carried at recoverable amount. The Company estimates 70% to 100% for allowance for doubtful accounts when the payment is in default more than three periods and writes off when the payment is in default more than 180 days. In addition, the Company considers provision of an allowance for doubtful accounts on the balance of which invoices were issued but the payments are not in default more than three periods. The estimation of allowance for doubtful debts is based on a historical trend of potential loss rate.

2 ACCOUNTING POLICIES (CONT'D)

2.11 Inventories

Inventories are valued at the lower of cost or net realisable value. Costs are determined using the moving weighted average method except for the cost of aircraft spare parts, which is determined using the first-in first-out method. Work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realisable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses. Allowance is made, where necessary, for obsolete, slow-moving and defective inventories.

2.12 Investments (other than subsidiaries, associates and joint ventures)

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the balance sheet date. Increases/decreases in the carrying amount are credited/charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities which are classified as general investments.

When disposing of part of the Group's holding of a particular investment in debt or equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

2.13 Property and equipment

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

	Years
Leasehold land, buildings and improvements	3 - 30
Furniture, fixtures and equipment	5 - 10
Vehicles (including vehicles under finance leases)	5
Computers and equipment	3 - 10
Rental equipment	2 - 5

2 ACCOUNTING POLICIES (CONT'D)

2.13 Property and equipment (Cont'd)

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

2.14 Property and equipment under concession agreements

Property and equipment under concession agreements comprises assets used under concession agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective concessions. Property and equipment under concession agreements is amortised on a straight-line basis over the shorter of the useful lives of the property and equipment or the remaining concession term, based on the following useful lives:

	Years
Satellites	Designed life (14.25 - 15.75)
Satellites station, telemetry, tracking, command and monitoring equipment	5 - 27.5
Computer systems	5

2.15 Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or associated undertaking or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries and joint ventures is reported in the consolidated balance sheet as goodwill and is included in investments - equity method in the Company's separate financial statements. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Management determines the estimated useful life of goodwill based on its evaluation of the respective companies at the time of the acquisition, considering factors such as existing market share, potential growth and other factors inherent in the acquired companies.

The gain or loss on disposal of an entity includes the unamortised balance of goodwill relating to the entity disposed.

2.16 Other intangible assets

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development

expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

2.17 Leases - where the Group is the lessee

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transfering a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

2.18 Leases - where the Group is the lessor

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

2.19 Impairment of long lived assets

Property and equipment, property and equipment under concession agreements and other non-financial assets, including goodwill and intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that have suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.20 Employee benefits

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

2.21 Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Group expects an expenditure is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

2 ACCOUNTING POLICIES (CONT'D)

2.21 Provisions (Cont'd)

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expenses.

2.22 Revenue recognition

Sales are recognised upon delivery of products and customer acceptance, if any, net of taxes and discounts.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers. Revenue from the sale of advertising space in telephone directories is recognised on a monthly basis over the useful life of the telephone directory.

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Revenue from advertising on television is recognised upon broadcasting and airtime rental is recognised when the program is broadcasted.

Revenue from airline fares is recognised when services are rendered to the customers.

Interest income is recognised on an accrual basis unless collectability is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

2.23 Deferred tax

The Group recognised deferred income tax, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

The tax rate at the balance sheet date was used to calculate the deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

2.24 Financial instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

Derivative instruments

Derivative instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income. Disclosures related to the change in accounting policy are provided in Note 3.2.

2 ACCOUNTING POLICIES (CONT'D)

2.24 Financial instruments (Cont'd)

Fair value estimation

The fair values of foreign currency forward contracts, foreign currency option contracts and cross currency and interest rate swap contracts are determined using forward exchange market rates at the balance sheet date.

Disclosures related to financial instruments to which the Group is a party are provided in Notes 21 and 35.

2.25 Segment reporting

The segmental reporting has been prepared based on the internal report of the Group, which disaggregates its business by service or product.

2.26 Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, exclusing treasury shares.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of warrants would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the year. .

2.27 Dividends

Dividends are recorded in the consolidated and company financial statements in the period in which they are declared.

3 THE EFFECT OF CHANGE IN ACCOUNTING POLICIES

3.1 Accounting policies relating to investment in subsidiaries, associates and joint ventures for the company financial statements

Notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated 3 November 2006 relates to amendment of TAS No. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS No. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the company financial statements. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements.

The Group has adopted the cost method commencing from 1 January 2007 by applying retrospective adjustments. The effects of the changes to the Company's balance sheet as of 31 December 2006 and the Company's statement of income for the year ended 31 December 2006 are as follows:

	Company Restated Baht Million
Balance sheets as at 31 December 2006	
Decreased in investments in subsidiaries, associates and joint ventures	26,780.61
Shareholders' equity	
Decreased in unrealised gain on dilution from investments	3,966.02
Decreased in retained earnings brought forward	22,842.42
Decreased in retained earnings carried forward	22,956.73
Decreased in cumulative foreign currency translation adjustment	142.14
Statement of income for periods ended 31 December 2006	
Decreased in loss on sale of investment in a subsidiary	5.44
Increased in gain on sale of investment in a joint venture	64.44
Increased in impairment loss on investment in a subsidiary	2,191.83
Increased in impairment loss on investment in a joint venture	1,515.69
Increased in dividend income	8,061.35
Decreased in net results from investments - equity method	4,538.02
Decreased in net profit	114.31
Decreased in basic earnings per share (Baht)	0.03
Decreased in diluted earnings per share (Baht)	0.03

3.2 Accounting for derivative instruments

The Group and the Company have adopted an accounting policy for derivative instruments in accordance with the draft Accounting Practice Guidance, Accounting for Derivative Instruments, issued by the Accounting Standard Committee of Federation of Accounting Professions under the Royal Patronage of His Majesty the King in 2006. The Group and the Company applied this new practice prospectively, which is in accordance with the draft guidance.

The Group and the Company have changed their accounting method from the recognition of foreign currency forward contracts as forward contracts receivable and forward contracts payable on inception at the rate specified in the contracts to recognition of foreign currency forward contracts on inception at their fair value; and from the method that the foreign currency option contracts are not recognised on the financial statements to the recognition of the foreign currency option contracts on inception at their fair value.

4 CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Cash on hand	73.69	37.82	0.02	0.03
Cash at banks and financial institutions	773.85	1,020.01	134.24	91.65
Time deposit, bills of exchange and promissory notes	5,599.17	4,513.95	2,441.04	1,101.20
Total cash and cash equivalents	6,446.71	5,571.78	2,575.30	1,192.88

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 3.11% per annum (2006: 4.41% per annum) on a consolidated basis and 2.95% per annum (2006: 4.74% per annum) on the Company basis.

5 CURRENT INVESTMENTS

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Bills of exchange - held to maturity	-	800.00	-	-
Marketable securities - available for sale	-	80.58	-	80.58
Total current investments	-	880.58	-	80.58

The marketable securities are investment in debenture of a financial institution which bears interest at the rate of 4.24% per annum. The weighted average effective interest of bills of exchange - held to maturity was 5.16% per annum on a consolidated basis.

The movements in the marketable securities - available for sale, which are investments in debenture are as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Opening balance	80.58	272.11	80.58	272.11
Disposal	(85.31)	(200.52)	(85.31)	(200.52)
Amortisation of premium	(0.05)	(0.26)	(0.05)	(0.26)
Fair value changes of investment	4.78	9.25	4.78	9.25
Closing balance	-	80.58	-	80.58

6 TRADE ACCOUNTS AND NOTES RECEIVABLE, NET

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes receivable				
- Third parties	1,365.42	2,048.70	-	-
- Related parties (Note 33)	325.90	534.22	-	12.31
Accrued income				
- Third parties	101.04	176.26	-	-
- Related parties (Note 33)	24.86	7.56	-	-
Total trade accounts and notes receivable	1,817.22	2,766.74	-	12.31
Less Allowance for doubtful accounts	(403.44)	(517.73)	-	-
Total trade accounts and notes receivable, net	1,413.78	2,249.01	-	12.31

6 TRADE ACCOUNTS AND NOTES RECEIVABLE, NET (CONT'D)

Outstanding trade accounts and notes receivable from third parties can be aged as follows:

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Current - 3 months	611.89	1,192.24
Overdue 3 - 6 months	157.46	86.26
Overdue 6 - 12 months	105.41	88.38
Overdue over 12 months	490.66	681.82
Total	1,365.42	2,048.70
Less Allowance for doubtful accounts - third parties	(403.44)	(517.73)
Total trade accounts and notes receivable - third parties, net	961.98	1,530.97

7 LOANS AND ACCRUED INTEREST RECEIVABLE, NET

Outstanding loans and accrued interest receivable as at 31 December can be aged as follows:

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Up to 90 days	-	7,694.83
Over 90 days	-	948.58
Total loans and accrued interest receivable	-	8,643.41
Less Allowance for doubtful accounts	-	(1,110.62)
Loans and accrued interest receivable	-	7,532.79
Less Current portion of loans and accrued interest receivable	-	(5,744.57)
Loans and accrued interest receivable, net	-	1,788.22

8 INVENTORIES, NET

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Raw materials	135.95	116.12
Work in process	6.60	16.61
Finished goods	414.05	333.20
Goods in transit	22.94	25.47
Total	579.54	491.40
Less Allowance for obsoleted inventories	(39.54)	(145.08)
Total inventories, net	540.00	346.32

9 OTHER CURRENT ASSETS

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Prepaid expenses	209.17	355.66	3.92	2.50
Income tax receivable	123.60	142.99	8.62	16.42
Advance payments	120.80	78.91	-	0.01
Deposits	28.93	38.35	-	-
Debtor - others	6.06	184.64	5.51	4.02
Accrued income receivable - others	26.03	22.73	-	-
Accrued interest receivable	51.58	34.99	6.33	9.04
Others	92.49	148.05	0.78	6.10
Total other current assets	658.66	1,006.32	25.16	38.09

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

a) Long - term investments in subsidiaries, associates and joint ventures as at 31 December comprise:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Investments in subsidiaries	-	-	3,704.94	5,481.00
Investments in associates	32,690.68	33,681.46	8,807.46	8,807.46
Investments in joint ventures	-	-	2.02	202.92
Total investments in subsidiaries, associates and joint ventures	32,690.68	33,681.46	12,514.42	14,491.38

b) Movements in investments in subsidiaries, associates and joint ventures for the years ended 31 December comprise:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Opening net book value - previously reported	33,681.46	34,819.29	41,271.99	43,696.85
Prior year adjustment (Note 3)	-	-	(26,780.61)	(26,757.87)
Opening net book value - restated	33,681.46	34,819.29	14,491.38	16,938.98
Increased investment in subsidiaries and a joint venture (Note 10 e)	-	-	3,460.00	2,604.60
Decreased in decreasing in share capital of a joint venture	-	-	-	(6.13)
Disposal of investment in a subsidiary and a joint venture	-	(19.38)	(490.90)	(233.12)
Share of net results from investments	7,020.15	7,067.81	-	-
Impairment loss of investment in a subsidiary (Note 10 e)	-	-	(4,946.06)	(4,812.95)
Dividends received from subsidiaries and associates	(8,046.42)	(8,193.98)	-	-
Change status from a subsidiary to an associate	-	21.83	-	-
Unrealised gain (loss) on dilution from investment	35.49	(14.11)	-	-
Closing net book value	32,690.68	33,681.46	12,514.42	14,491.38

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CON'D)

c) The details of investments in subsidiaries, associates and a joint venture can be summarised as follows:

Name	Business	Country	Currency
Subsidiaries			
Shin Satellite Public Company Limited and its Group	Operating and administering communication satellite projects and rendering transponder services for domestic and international communications	Thailand	Baht
ITV Public Company Limited and its Group	Broadcasting of UHF system and lease of equipment for program production, producing ITV programs and arranging related marketing events (ITV ceased its operation (Note 38 e))	Thailand	Baht
I.T. Applications and Service Company Limited and its subsidiary	Computer services	Thailand	Baht
Matchbox Company Limited (formerly SC Matchbox Company Limited)	Providing advertising services and production of advertisements for radio and television	Thailand	Baht
Payment Solution Company Limited	Providing cash card services	Thailand	Baht
Associates			
Advanced Info Service Public Company Limited and its Group	Operating a 900 MHz cellular telephone system	Thailand	Baht
CS Loxinfo Public Company Limited and its Group	Providing internet data center services, internet, satellite uplink - downlink services	Thailand	Baht
Joint venture			
ArcCyber Company Limited	Providing internet services	Thailand	Baht

d) Carrying value of investments in subsidiaries, associates and joint ventures

	Consolidated - 31 December 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated Share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,958.12	.42.72	8,807.46	23,387.66	32,195.12	7,961.39
CS Loxinfo Public Company Limited	626.80	39.98	1,669.10	(1,173.54)	495.56	85.03
Total investments in associates			10,476.56	22,214.12	32,690.68	8,046.42

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CONT'D)

d) Carrying value of investments in subsidiaries, associates and joint ventures (Cont'd)

	Consolidated - 31 December 2006 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Accumulated Share of profit (loss)	Equity	Dividend
Associates						
Advanced Info Service Public Company Limited	2,953.55	42.79	8,807.46	24,390.45	33,197.91	7,961.39
CS Loxinfo Public Company Limited	625.00	40.02	1,669.10	(1,185.55)	483.55	232.59
Total investments in associates			10,476.56	23,204.90	33,681.46	8,193.98

	Company - 31 December 2007 (Baht Million)					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public Company Limited	5,461.09	41.28	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Service Company Limited	10.00	99.99	10.00	-	10.00	17.00
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Payment Solution Company Limited	550.00	99.99	10.00	-	10.00	-
Total investments in subsidiaries			7,002.20	(3,297.26)	3,704.94	116.96
Associate						
Advanced Info Service Public Company Limited	2,958.12	42.72	8,807.46	-	8,807.46	7,961.39
Total investment in an associate			8,807.46	-	8,807.46	7,961.39
Joint venture						
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in a joint venture			2.02	-	2.02	-

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CONT'D)

d) Carrying value of investments in subsidiaries, associates and joint ventures (Cont'd)

	Company - 31 December 2006 (Baht Million) - Restated					
	Paid-up capital	Investment portion (%)	Cost	Allowance for impairment	Investment, net	Dividend
Subsidiaries						
Shin Satellite Public						
Company Limited	5,455.35	41.32	3,612.97	-	3,612.97	-
ITV Public Company Limited	6,033.49	52.92	3,297.26	(3,297.26)	-	-
I.T. Applications and Service						
Company Limited	10.00	99.99	10.00	-	10.00	-
Matchbox Company Limited	9.00	99.96	71.97	-	71.97	99.96
Capital OK Company Limited	4,050.00	100.00	3,715.66	(1,929.60)	1,786.06	-
Total investments in subsidiaries			10,707.86	(5,226.86)	5,481.00	99.96
Associate						
Advanced Info Service						
Public Company Limited	2,953.55	42.79	8,807.46	-	8,807.46	7,961.39
Total investment in an associate			8,807.46	-	8,807.46	7,961.39
Joint ventures						
Asia Aviation Company Limited	410.00	49.00	200.90	-	200.90	-
ArcCyber Company Limited	279.80	47.50	2.02	-	2.02	-
Total investments in joint ventures			202.92	-	202.92	-

The Group's share of the results of its principal associates and its share of the assets, liabilities, revenue and net profit are as follows:

	Advanced Info Service Public Company Limited		CS Loxinfo Public Company Limited	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Balance sheets				
Assets, net	128,941.65	134,300.77	2,368.29	2,615.25
Liabilities, net	53,480.85	56,701.77	743.17	806.81
Income statements				
Gross revenues	108,454.05	91,428.16	2,517.55	2,460.38
Net profit for the year	16,290.47	16,256.02	261.00	212.59

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CONT'D)

e) Significant movements in investments during the year ended 31 December 2007 were as follows:

Exercised warrants issued to directors and employees (ESOP) of a subsidiary and an associate

During the period, a subsidiary and the associate increased their issued and paid-up share capital in order to support the exercised warrants issued to directors and employees (ESOP). As a result, the Company's investment in the subsidiary and associate were diluted as detail below:

	Unit of exercised warrants	Share capital increased Baht Million		Premium on share capital changed Baht Million		Decrease in % of interest of the Company	
Company	Million units	from	to	from	to	from	to
SATTEL	0.56	5,455.35	5,461.09	4,295.76	4,297.23	41.32	41.28
ADVANC	4.18	2,953.55	2,958.12	20,978.56	21,250.96	42.79	42.72

Changing in investment of Capital OK Company Limited ("OK")

Increase in share capital of OK

During 2007, OK increased its issued and paid-up capital from Baht 4,050 million to Baht 7,500 million. The Company paid Baht 3,450 million for all of it's increments.

Sale of investment in OK

On 25 September 2007, the Company's Board of Directors granted approval for the Company to sell all of its ordinary shares in OK, proportionate to 99.99% of paid up shares, for approximately Baht 290 million to ACAP Advisory Company Limited and ORIX Corporation (together referred to as "Purchasers"). In addition, the Purchasers agreed to accept liability for the repayment of the loan to OK of Baht 700 million. On 7 December 2007, the Company received payment in full for the sale of all of its ordinary shares in OK and the loan repayment, totalling Baht 990 million. The sale of the investment in OK did not, however, include the investment in Payment Solution Company Limited ("PSC"), an OK's subsidiary. As a result there was a loss on the sale of investment of Baht 1,378 million in the consolidated financial statements. During the year 2007, the Company had recognised impairment loss on the investment in OK of Baht 4,946 million, in the company financial statements in order to present the value of the investment in OK at it recoverable amount of Baht 290 million. Therefore, the Company financial statements did not show a gain (loss) from the sale of the investment in OK.

Changing in investment of Asia Aviation Company Limited ("AA")

Sale of investment in AA

On 21 June 2007, the Company sold its entire investment in AA for the amount of Baht 472 million. As a result, a gain on sale of investment was recognised in the consolidated and the Company's income statements approximately Baht 407 million and Baht 271 million, respectively.

Changing in investments of Shin Satellite Public Company Limited ("SATTEL")

Sale of investment in Shenington Investment Private Limited ("Shenington") (a subsidiary of SATTEL)

On 4 July 2007, the Extraordinary General Meeting of Shareholders No. 1/2007 of SATTEL passed a resolution to approve the sale of 7,182,420 shares of investment in Shenington to Asia Mobile Holdings Pte Ltd. ("AMH"), equivalent to 49% of Shenington's total issued shares at approximately price of US Dollars 27.85 per share, in totaling US Dollars 200 million (approximately Baht 6,709 million). SATTEL sold the shares in Shenington and received cash from AMH on 25 July 2007. Gain on sale of investment amounting to Baht 5,126 million.

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CONT'D)

e) Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)

According to the Shareholders' Agreement between SATTEL and AMH, Shenington is a jointly controlled entity between SATTEL and AMH. Subsequently, the investment in Shenington has changed the status from a subsidiary to a joint venture of SATTEL.

Changing in investment of CS Loxinfo Public Company Limited ("CSL") (an associate of SATTEL)

Allocation of warrants and increasing in registered share capital of CSL

On 23 April 2007, the annual ordinary shareholders meeting of CSL passed a resolution to approve the allocation of 8,354,400 ordinary shares, equivalent to 1.34% of CSL's total issued and paid-up share capital as at the date on which the warrant allocation was approved, under an ESOP scheme (Grant V), by granting warrants to directors and employees of CSL and its subsidiary. The exercise ratio is one warrant per ordinary share. The warrants are in registered form and are non-transferable. The term of the warrants does not exceed five years from the date on which they were granted, and the warrants have no offering price. The exercise price is the weighted-average closing price of CSL's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the annual ordinary shareholders meeting held on 23 April 2007. One-third of the allocated warrants may be exercised to purchase ordinary shares, one year from the grant date for the first exercise, and two years and three years from the grant date for the second and third exercises, respectively. On 24 May 2007, the Securities and Exchange Commission approved CSL's ESOP scheme (Grant V). The issue and allocation of these warrants on 30 May 2007 was subsequently ratified by the Executive Committee of CSL on 22 June 2007.

In addition, the meeting also passed a resolution to approve an increase in registered share capital from 649,020,074 ordinary shares at a par value of Baht 1 each to 660,849,474 ordinary shares at a par value of Baht 1 each by registering 11,829,400 additional ordinary shares. These additional 3,475,000 shares are to support the additional units of warrants due to the change in exercise ratios under ESOP Grants I, II, III and IV and 8,354,400 shares are to support warrants to be issued to its directors and employees under ESOP Grant V. CSL registered the increase in registered share capital with the Ministry of Commerce on 28 June 2007.

Offset of legal reserve and premium on share capital with deficit of CSL

On 23 April 2007, the shareholders passed a resolution to approve the offset of legal reserve of Baht 45.6 million and premium on share capital of Baht 574.5 million, totaling Baht 620.1 million with the deficit. The offset is allowed under the Public Limited Companies Act section 119; which states "Where approval of the shareholder meeting has been obtained, the company may transfer the reserve fund referred to premium on share, the reserve fund referred to legal reserve or other reserves to compensate for the deficit of the company".

Acquisition of Watta Classified Company Limited ("Watta")

On 27 April 2007, CSL acquired 120,000 common shares of Watta at Baht 733.34 per share, equivalent to 60% of the share capital of Watta. Total cost of the acquisition is Baht 89.7 million, which includes financial advisory expenses of Baht 1.7 million. As a result, Watta and its subsidiaries changed their status to become CSL's subsidiaries from the date on which control was transferred to CSL.

Acquisition of ordinary shares of Loxley Information Service Company Limited ("Loxserv")

On 10 May 2007, the Board of Directors of CSL passed a resolution to approve the acquisition of 991,593 ordinary shares of Loxserv from Point Asia Dot Com (Thailand) Company Limited at Baht 2.02 per share, equivalent to 3.81% of the share capital of Loxley Information Services Company Limited at a total price of approximately Baht 2 million. As a result of this acquisition, CSL owns 99.86% of Loxserv.

e) **Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)**

Approval of Treasury Shares Program of CSL

On 9 August 2007, at the Board of Directors meeting of CSL, a resolution was passed to approve a programme to repurchase up to 51.7 million shares, or 8.3% of the total number of paid-up share capital for liquidity management purposes. The total budget for the programme is Baht 225 million. The repurchase of shares on the Stock Exchange of Thailand will occur during the period from 27 August 2007 to 27 February 2008. The offered price for the repurchase of shares must not exceed the average closing price of those shares for the preceding five business days, plus an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand. The period when the repurchased shares can be resold is the three-year period following completion of the repurchase, excluding the first six-months of such period. The offered price for the resale of the repurchased shares must not be less than the average closing price of those shares for the preceding five business days, less an amount of 15% of such average closing price, according to notification of the Stock Exchange of Thailand.

As at 22 November 2007, CSL purchased 51.70 million treasury shares (par value of Baht 1 per share) or 8.3% of paid-up capital, in total amount of Baht 222.09 million achieving the number of share repurchased as approval by the Board of Directors. Thus, CSL has completed the Share Repurchase Project.

Consideration of impairment loss on investments

As the Company adopted the accounting policy for investments in subsidiaries, associates and joint ventures in the company financial statements beginning on 1 January 2007 (Note 3), the Company had restated the prior period's comparative financial statements, as the investments in the subsidiaries, associates and joint ventures had previously always been recognised using a cost method. Therefore, the comparative financial statement figures of the year 2006 are prepared on the assumption that the new accounting policy has been applied. Under the application of this standard, the Company has determined impairment of investments in subsidiaries as follows:

Investment in OK

OK has incurred a loss from operations as a result of decreasing its lending portfolio by tightening its credit policy. In addition, the consumer finance business came under regulation resulting in limited business opportunities. For example, the Bank of Thailand regulates the maximum interest rate and fees that consumer finance operators can charge customers. In addition, the subsequent economic downtrend has caused unfavourable business prospects. Consequently, the operation of OK may continue incurring further losses and there is a low possibility of recovering the investment value. Therefore, the Company decided to impair the investment in OK to its realisable value of Baht 290 million (according to the Memorandum of Understanding) in the amount of Baht 4,946 million for the year ended 31 December 2007 (2006: Baht 1,515 million).

Investment in AD Venture Company Limited ("ADV")

ADV had continuous operating loss and its net realisable value estimated from selling price to a related company in 2006 is less than book value of investment under cost method which indicated the impairment of investment in ADV. The Company recognised impairment loss of investment in ADV approximately Baht 468 million and restated retained earnings brought forward as if it has been incurred since 2005 in the Company's income statement.

10 INVESTMENTS IN SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (CONT'D)

e) **Significant movements in investments during the year ended 31 December 2007 were as follows: (Cont'd)**

Consideration of impairment loss on investments (Cont'd)

Investment in ITV

In the fourth quarter of 2006, the Supreme Administrative Court ruled to uphold the Arbitration award ruled by the arbitration panel that affected the PMO claimed ITV to pay the unpaid concession fee totalling Baht 2,210 million plus penalty and interest of the overdue concession fee. On 7 March 2007, ITV received the letter of revocation the Concession Agreement and radio-television operation under UHF system from the PMO and ceased its operation since that date (as mentioned in Note 38 e). These events are indicators for the impairment of investment in ITV. In 2006, the Company has recognised impairment loss of the investment in ITV in full amount of its carrying cost at approximately Baht 3,297 million estimated from net realisable value of ITV.

f) **Dividend receipts**

In the year 2007, the Company's subsidiaries and associates paid dividends to the Group as follows:

	Baht per share		**Amount received**
	Par value	**Dividend rate**	**Baht Million**
Matchbox Company Limited (a subsidiary)	10.00	111.11	99.96
I.T. Applications and Service Company Limited (a subsidiary)	10.00	17.00	17.00
ADVANC (an associate)	1.00	6.30	7,961.39
CSL (an associate)	1.00	0.34	85.03

11 OTHER INVESTMENTS

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
General investments				
Imperial Technology Management Services Public Company Limited	25.00	25.00	25.00	25.00
Other	1.25	2.48	1.25	1.25
Total other investments	26.25	27.48	26.25	26.25

12 PROPERTY AND EQUIPMENT, NET

	Consolidated (Baht Million)						
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers & equipment	Rental equipment	Assets under construction	Total
As at 31 December 2006							
Cost	492.21	9,314.24	151.89	600.67	11.40	563.90	11,134.31
Less Accumulated depreciation	(184.15)	(3,132.79)	(79.50)	(279.67)	(11.32)	-	(3,687.43)
Less Allowance for impairment	-	(21.48)	-	(0.05)	-	-	(21.53)
Net book value	**308.06**	**6,159.97**	**72.39**	**320.95**	**0.08**	**563.90**	**7,425.35**
Transactions during the year ended 31 December 2007							
Additions	171.80	141.13	26.20	45.03	0.13	814.72	1,199.01
Transfer, net	(78.00)	1,129.88	(0.01)	1.39	(0.02)	(1,136.86)	(83.62)
Disposals, net	(3.45)	(16.25)	(6.04)	(2.09)	-	-	(27.83)
Write-off, net	(13.96)	(4.09)	(8.18)	(0.09)	-	(0.48)	(26.80)
Decrease investment in a joint venture and a subsidiary, net	(54.04)	(2,224.25)	(16.21)	(111.46)	-	(113.25)	(2,519.21)
Depreciation charged	(49.04)	(786.45)	(23.31)	(102.62)	-	-	(961.42)
Impairment loss		(9.75)	-	-	-	-	(9.75)
Foreign currency translations adjustment	(1.27)	(291.49)	(0.02)	(0.30)	-	(28.47)	(321.55)
Closing net book value	**280.10**	**4,098.70**	**44.82**	**150.81**	**0.19**	**99.56**	**4,674.18**
As at 31 December 2007							
Cost	400.32	6,802.31	102.97	384.88	11.45	99.56	7,801.49
Less Accumulated depreciation	(120.22)	(2,668.75)	(58.15)	(234.07)	(11.26)	-	(3,092.45)
Less Allowance for impairment	-	(34.86)	-	-	-	-	(34.86)
Net book value	**280.10**	**4,098.70**	**44.82**	**150.81**	**0.19**	**99.56**	**4,674.18**

Property and equipment includes property and equipment under concession agreements of a joint venture of SATTEL, Cambodia Shinawatra Company Limited ("CAM"), of approximately Baht 1,611 million (31 December 2006: Baht 2,728 million). According to the concession agreement, CAM must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, 4 March 2028 (Note 38 a).

12 PROPERTY AND EQUIPMENT, NET (CONT'D)

	Company (Baht Million)					
	Buildings & improvements	Furniture, fixtures & equipment	Vehicles & vehicles under finance leases	Computers &equipment	Assets under construction	Total
As at 31 December 2006						
Cost	16.55	27.80	29.83	42.22	0.45	116.85
Less Accumulated depreciation	(10.86)	(20.19)	(16.50)	(29.64)	-	(77.19)
Net book value	**5.69**	**7.61**	**13.33**	**12.58**	**0.45**	**39.66**
Transactions during the year ended 31 December 2007						
Additions	3.06	0.96	-	4.37	0.79	9.18
Disposals, net	(0.10)	(0.70)	(4.91)	(0.04)	-	(5.75)
Transfer, net	0.09	-	-	-	(0.45)	(0.36)
Amortisation	(0.05)	(0.03)	-	(0.01)	(0.13)	(0.22)
Depreciation charge	(1.65)	(2.29)	(4.34)	(4.24)	-	(12.52)
Closing net book value	**7.04**	**5.55**	**4.08**	**12.66**	**0.66**	**29.99**
As at 31 December 2007						
Cost	12.05	22.05	12.69	45.57	0.66	93.02
Less Accumulated depreciation	(5.01)	(16.50)	(8.61)	(32.91)	-	(63.03)
Net book value	**7.04**	**5.55**	**4.08**	**12.66**	**0.66**	**29.99**

The Group do not have borrowing cost of assets under construction, which is capitalised, during the year 2007 (2006: Baht 51 million) in the consolidated financial statements.

13 PROPERTY AND EQUIPMENT UNDER CONCESSION AGREEMENTS, NET

	Consolidated (Baht Million)		
	Satellite equipment	Radio & television broadcast equipment	Total
As at 31 December 2006			
Cost	26,550.49	3,708.46	30,258.95
Less Accumulated amortisation	(6,062.15)	(1,854.43)	(7,916.58)
Net book value	20,488.34	1,854.03	22,342.37
Transactions during the year ended 31 December 2007			
Additions	0.19	7.31	7.50
Transfer, net	-	79.71	79.71
Write-off, net	(1,712.16)	(40.06)	(1,752.22)
Allowance for impairment	-	(1,900.99)	(1,900.99)
Closing net book value	**18,776.37**	-	**18,776.37**
As at 31 December 2007			
Cost	26,551.07	3,846.01	30,397.08
Less Accumulated amortisation	(7,774.70)	(1,945.02)	(9,719.72)
Less Allowance for impairment	-	(1,900.99)	(1,900.99)
Net book value	**18,776.37**	-	**18,776.37**

14 CONSIDERATION OF IMPAIRMENT ON ASSETS OF ITV

On 7 March 2007, ITV received the letter to revoking the Concession Agreement and the UHF television operation. Thus, the Concession Agreement was terminated. This was an indicator to impair the property and equipment, property and equipment under the Concession Agreement, programming rights and other current assets in the amounts of Baht 9.8 million, Baht 1,901 million, Baht 49.9 million and Baht 0.9 million respectively, which have been recognised in the consolidated financial statements, which was determined from the net realisable value of these assets.

15 GOODWILL, NET

	Consolidated Baht Million
As at 31 December 2006	
Cost	2,253.16
Less Accumulated amortisation	(597.62)
Less Allowance for impairment	(1,105.43)
Net book value	**550.11**
Transactions during the year ended 31 December 2007	
Additions	0.27
Amortisation	(17.21)
Impairment (Note 10 e)	(446.97)
Closing net book value	**86.20**
As at 31 December 2007	
Cost	2,253.43
Less Accumulated amortisation	(614.83)
Less Allowance for impairment	(1,552.40)
Net book value	**86.20**

16 OTHER INTANGIBLE ASSETS, NET

	Consolidated Baht Million	Company Baht Million
As at 31 December 2006		
Cost	2,556.24	78.87
Less Accumulated amortisation	(791.14)	(63.20)
Net book value	**1,765.10**	**15.67**
Transactions during the year ended 31 December 2007		
Additions	56.40	0.44
Transfer, net	1.62	0.45
Decrease from disposal of investment, net	(184.79)	-
Write-off, net	(3.55)	-
Amortisation	(187.60)	(6.09)
Foreign currency translation adjustment	(17.45)	-
Closing net book value	**1,429.73**	**10.47**
As at 31 December 2007		
Cost	2,062.32	79.76
Less Accumulated amortisation	(632.59)	(69.29)
Net book value	**1,429.73**	**10.47**

17 DEFERRED INCOME TAX

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% (2006: 20% to 30%).

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 6,290 million (31 December 2006: Baht 5,714 million) which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 430 million (31 December 2006: Baht 430 million).

The movements in deferred tax assets and liabilities during the year ended 31 December 2007, without taking into consideration the offsetting of balances within the same tax jurisdiction, are as follows:

	Consolidated (Baht Million) For the year ended 31 December 2007					
Deferred tax assets	Allowance for doubtful accounts	Loss carry forward	Depreciation/ amortisation	Allowance for impairment	Others	Total
Balance brought forward	377.28	430.22	33.37	4.30	79.47	924.64
Impact to statement of income	(356.15)	(430.65)	(2.94)	-	9.97	(779.77)
Impact to shareholders' equity	(0.06)	0.43	0.04	(0.15)	1.13	1.39
Decrease from changing status from a subsidiary to a joint venture, net	(2.50)	-	(11.04)	(2.03)	(14.09)	(29.66)
Decrease from disposal of investment	-	-	(0.95)	-	-	(0.95)
Balance carried forward	**18.57**	-	**18.48**	**2.12**	**76.48**	**115.65**

	Consolidated (Baht Million) For the year ended 31 December 2007				
Deferred tax liabilities	Deferred expenses	Amortisation on assets under concession agreement	Investment	Others	Total
Balance brought forward	(21.15)	(109.22)	(14.15)	(10.21)	(154.73)
Impact to statement of income	15.69	(45.75)	28.30	2.79	1.03
Impact to shareholders' equity	-	6.85	(14.15)	(6.19)	(13.49)
Decrease from changing status from a subsidiary to a joint venture, net	-	61.90	-	-	61.90
Decrease from disposal of investment	4.24	-	-	1.93	6.17
Balance carried forward	**(1.22)**	**(86.22)**	-	**(11.68)**	**(99.12)**

Deferred income tax assets and liabilities are offset when there is a legally unforceable right to offset current tax assets against current tax liabilities and when the deferred income tax related to the same tax authority. The offset amounts are as follows:

	Consolidated	
	2007 Baht Million	2006 Baht Million
Deferred tax assets	83.66	896.86
Deferred tax liabilities	(67.12)	(126.95)

18 TRADE ACCOUNTS AND NOTES PAYABLE

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes payable				
- Third parties	831.27	1,043.50	0.90	0.35
- Related parties (Note 33)	34.43	38.71	0.22	3.23
Total trade accounts and notes payable	865.70	1,082.21	1.12	3.58

19 BORROWINGS

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Current				
Bank overdrafts and short-term loans from banks and financial institutions	344.83	4,706.08	-	600.00
Current portion of long-term borrowings	1,251.75	7,703.90	-	-
Finance lease liabilities	20.97	47.04	-	0.53
	1,617.55	12,457.02	-	600.53
Non-current				
Long-term borrowings	8,433.67	14,070.70	-	-
Finance lease liabilities	19.97	37.96	-	-
	8,453.64	14,108.66	-	-
Total borrowings	10,071.19	26,565.68	-	600.53

The movements in the borrowings can be analysed as follows:

	Consolidated	Company
	Baht Million	Baht Million
For the year ended 31 December 2007		
Opening balance	26,565.68	600.53
Additions	922.47	-
Decreased in investment in a subsidiary and a joint venture, net	(406.02)	-
Repayments	(16,879.95)	(600.53)
Amortisation of financial cost	114.03	-
Unrealised gain on exchange rate	(71.97)	-
Foreign currency translation adjustment	(173.05)	-
Closing balance	10,071.19	-

As at 31 December 2006, the Company has unsecured promissory notes with a bank in the amount of Baht 600 million with weighted average of effective interest at rates of 5.99% per annum.

Loan default of ITV

Termination of the Concession Agreement executed on 7 March 2007 caused ITV's status to be incompliant with the terms and conditions of the Debt Restricting Agreement and the bank was eligible to claim that the remaining loan amount became due for payment without providing the prior notice. However, ITV contracted the bank in writing to seek the approval of an alternative course of action on the said issue. On 2 August 2007, the bank permitted ITV to pay the loan under the original terms defined in the Debt Restructuring Agreement. ITV has therefore not reclassified the outstanding amount of loan as current liabilities.

Facility agreements in relation to the financing of the iPSTAR satellite project

On 7 November 2002, SATTEL entered into a US Dollars 389.3 million credit agreement, which comprises three agreements as follows:

a) Loan credit agreement for US Dollars 184.5 million. The guarantor is the Export-Import Bank of the United States.

b) Loan credit agreement for US Dollars 79.8 million. The guarantor is a French export and import bank (Compagnie Francaise d'Assurance pour le Commerce Exterieur).

c) Loan credit agreement from another group of commercial banks for US Dollars 125 million. This has no guarantor.

The loans under each loan credit agreement bear interest at various rates. These are based on margins over the London Inter-Bank Offer Rate ("LIBOR") for a period of six months and fixed rates. SATTEL is required to pay a commitment fee in respect of the unused portion of the facilities. In addition, under the aforementioned credit agreements, SATTEL must comply with the conditions in the credit agreements concerning maintaining certain financial ratios, dividend payment policy, guarantee, sale or transfer of assets and investment. The repayment of principal and interest was changed from semi-annually to monthly. The monthly repayments of loans principals and interest as secured by the Export-Import Bank of the United States and Compagnie Francaise d'Assurance pour le Commerce Exterieur are from November 2005 to May 2013 and other loans from another group of commercial banks are from November 2005 to November 2009.

Facility agreement in relation to the financing of the Thaicom 5 satellite project

SATTEL entered into credit agreements guaranteed by the French export and import bank for the purpose of the Thaicom 5 satellite project on 8 August 2005 and 13 October 2005 amounting to US Dollars 33.01 million with 8.75 years and US Dollars 38.36 million with 8.58 years, respectively. These credit agreements bear interest at fixed rates. SATTEL must comply with the conditions in the aforesaid credit agreements with regards to maintaining certain financial ratios, dividend payment policy, guarantees, and sale or transfer of assets. The initial repayment of principal will be six-month after the In - Orbit Acceptance of the Thaicom 5 satellite.

The rescheduling of loan repayments on long-term loans for the iPSTAR satellite and Thaicom 5 satellite projects

In the fourth quarter of 2006, SATTEL issued a letter to the group of lenders for the iPSTAR and Thaicom 5 satellite requesting for negotiations on the rescheduling of loan repayments on the long-term loans for the iPSTAR and Thaicom 5 satellite. During the fourth quarter of 2007, SATTEL was still engaged in the negotiation process. SATTEL has received the latest forbearance letter from the group of lenders, which allowed SATTEL to defer the payment which was due for repayment from 15 November 2006 to 15 February 2008 of the principal amount of US Dollars 31.75 million, US Dollars 26.74 million and US Dollars 32.95 to 14 November 2007, 31 January 2007 and 29 February 2008, respectively.

Subsequently, on 26 July 2007, SATTEL repaid the loan principal for the iPSTAR and Thaicom 5 satellite amounting to US Dollars 141.15 million (approximately Baht 4,776 million) to cover the principal amount of US Dollars 79.02 million (Baht 2,717 million) as mentioned above, the remainder covering the principal of undue payment schedule, which was in accordance with the terms specified in the "Distribution Agreement" between SATTEL and the group of lenders. The outstanding long-term loan balance after this repayment is US Dollars 261.15 million (approximately Baht 8,849 million).

19 BORROWINGS (CONT'D)

SATTEL and the group of lenders are currently in the process of reviewing the new loan agreements. As at 31 December 2007, SATTEL presented long-term loans (before offsetting with financial expenses in these financial statements) as a current liability of Baht 651 million and a non-current liability of Baht 8,199 million (31 December 2006: Baht 3,161 million and Baht 11,414 million, respectively), in accordance with the agreements on repayment reschedule.

The revised maturity of non-current borrowings (before offsetting with financial expenses) in relation to the iPSTAR and Thaicom 5 satellites is as follows:

	Consolidated Baht '000
Later than 1 year but not later than 2 years	938.71
Later than 2 years but not later than 5 years	4,320.84
Later than 5 years	3,390.14
Total	**8,649.69**

The interest rate exposure of the borrowings of the Group and the Company are as follows:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Total borrowings:				
- at fixed rates	3,716.44	10,570.79	-	600.53
- at floating rates	6,354.75	15,994.89	-	-
	10,071.19	**26,565.68**	-	**600.53**
Weighted average interest rates: (%)				
- bank overdraft and short-term loans from financial institutions	8.97	6.58	-	5.99
- long-term borrowings	5.69	5.70	-	-
- finance lease liabilities	2.67	6.46	-	7.26

Maturity of non-current borrowings as at 31 December 2007 is as follows:

	Consolidated		Company	
	Borrowings Baht Million	Finance lease liabilities Baht Million	Borrowings Baht Million	Finance lease liabilities Baht Million
2009	1,661.59	14.90	-	0.53
2010	1,760.28	1.77	-	-
2011	1,178.92	2.23	-	-
2012 and after	3,832.88	1.07	-	-
	8,433.67	**19.97**	-	**0.53**

19 BORROWINGS (CONT'D)

Borrowing facilities

As of 31 December 2007, SATTEL has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,488 million (2006: Baht 1,656.81 million) and a standby letter of credit issued by a commercial bank in 2006 amounting to US Dollars 1,599 million (2007: nil) security to the iPSTAR loans. The repayment of any amount drawn under the standby letter of credit will be made after the full repayment of the iPSTAR loans.

The above facilities are as follows is as follows:

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Floating rate		
- expiry within one year	1,488.00	1,656.81
- expiry after one year	-	-
Fixed rate		
- expiry after one year	-	-
Total	1,488.00	1,656.81
Stand by letter of credit	-	1,557.00

Fair values

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

	Consolidated			
	2007		2006	
	Amount	Fair value	Amount	Fair value
	Baht Million	Baht Million	Baht Million	Baht Million
Long-term debt (exclude finance lease liabilities)	8,433.67	7,537.86	14,068.37	13,642.04

20 OTHER CURRENT LIABILITIES

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Accrued expenses	413.56	871.34	51.19	42.37
Deferred income and advance receipts	221.95	474.43	-	-
Other payable	89.14	121.42	2.19	1.84
Tax payable	36.94	68.95	-	5.06
Deposit from customers	44.54	60.39	-	-
Others	23.05	68.98	1.24	2.00
Total other current liabilities	**829.18**	**1,665.51**	**54.62**	**51.27**

21 DERIVATIVE INSTRUMENTS, NET

As at 31 December 2006, the fair value of the Group's recorded derivative instruments is as follows: (2007: nil)

	Consolidated 2006
	Baht Million
Foreign currency forward contracts - liabilities	(1,008.69)
Foreign currency option contracts - assets	1,008.69
Net amount shown in the balance sheet	-
Cross currency and interest rate swap contracts - liabilities	(831.72)

As at 31 December 2006, the group has entered into foreign currency forward contracts to purchase US Dollars 309 million. The settlement dates of these contracts are due within 1 year. (2007: nil)

As at 31 December 2006, the group has entered into European buy put option contracts amounting to US Dollars 309 million and European sell call option contracts amounting to US Dollars 309 million. The settlement dates of these contracts are due within 1 year (2007: nil).

22 SHARE CAPITAL, PREMIUM AND WARRANTS

Share capital and premium

Movement of share capital is as follows:

	Authorised number of shares	Issued and fully paid shares			
		Number of shares	Ordinary shares	Share premium	Total
	Million shares	Million shares	Baht Million	Baht Million	Baht Million
As at 31 December 2005	5,000.00	2,999.31	2,999.31	6,100.29	9,099.60
Issue of shares	-	196.99	196.99	4,040.95	4,237.94
As at 31 December 2006	5,000.00	3,196.30	3,196.30	10,141.24	13,337.54
Issue of shares	-	0.56	0.56	8.63	9.19
As at 31 December 2007	5,000.00	3,196.86	3,196.86	10,149.87	13,346.73

During the year 2007, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 0.26 million shares and in respect of exercised warrants which were issued to the public (Shin-W1) for 0.30 million shares. Consequently, the Company's issued and paid share capital increased from Baht 3,196.30 million to Baht 3,196.86 million and share premium increased from Baht 10,141.24 million to Baht 10,149.87 million.

Warrants

Movements in the number of outstanding warrants are as follows:

	For the year ended 31 December 2007 ('000 units)				
	Opening balance	Exercised during the period	Granted during the period	Expired during the period	Closing balance
ESOP - Grant I					
- Directors	506.90	-	-	(506.90)	-
- Employees	42.80	-	-	(42.80)	-
Total	549.70	-	-	(549.70)	-
ESOP - Grant II					
- Directors	3,683.70	(100.00)	-	-	3,583.70
- Employees	407.50	(135.50)	-	-	272.00
Total	4,091.20	(235.50)	-	-	3,855.70
ESOP - Grant III					
- Directors	6,420.30	-	-	-	6,420.30
- Employees	2,718.40	-	-	-	2,718.40
Total	9,138.70	-	-	-	9,138.70
ESOP - Grant IV					
- Directors	9,356.10	-	-	-	9,356.10
- Employees	6,643.90	-	-	-	6,643.90
Total	16,000.00	-	-	-	16,000.00
ESOP - Grant V					
- Directors	6,159.20	-	-	-	6,159.20
- Employees	7,931.30	-	-	-	7,931.30
Total	14,090.50	-	-	-	14,090.50
SHIN - W1	259.34	(252.92)	-	(6.42)	-
Total	44,129.44	(488.42)	-	(556.12)	43,084.90

a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees which are in registered form and non-transferrable. The warrants terms have no offered price and do not exceed 5 years. The exercise ratios and prices are detailed belows:

	Issue date	Issued units (Million)	Percentage*	Exercise price (Baht/unit)	Exercise period Start	Exercise period End
ESOP - Grant I	27 March 2002	29.00	0.99	16.645	Expired since 26 March 2007	
ESOP - Grant II	31 May 2003	18.08	0.61	12.269	31 May 2004	30 May 2008
ESOP - Grant III	31 May 2004	13.66	0.46	32.681	31 May 2005	30 May 2009
ESOP - Grant IV	30 May 2005	16.00	0.54	37.981	31 May 2006	30 May 2010
ESOP - Grant V	31 July 2006	14.09	0.47	35.353	31 July 2007	30 July 2011

* Percentage of the Company's total issued and paid share capital (before dilution) at the issue date.

22 SHARE CAPITAL, PREMIUM AND WARRANTS (CONT'D)

Warrants (Cont'd)

b) Warrants issued and offered to the public (Shin-W1)

In May 2002, the Company issued and offered 200 million units of warrants at Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered form and are transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was 30 August 2002 and the last date is 21 May 2007. The warrants were presented net of transaction costs. The warrants 6,416 units were expired and cannot be exercised thereafter and the amount of them were transferred to premium on share.

23 LEGAL RESERVE

The legal reserve of the Company was established in accordance with the provisions of the Public Company Limited Act B.E. 2535, which requires the appropriation as legal reserve of at least 5% of net income for the year until the reserve reaches 10% of the authorised share capital. This reserve is not available for dividend distribution.

24 MINORITY INTERESTS

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Opening net book value	8,251.04	9,242.57
Purchased investment in a subsidiary	-	1.00
Disposal of investment in a subsidiary	-	(22.08)
Increased in share capital by subsidiaries	4.08	1.59
Net results from subsidiaries	1,543.80	(861.26)
Foreign currency translation adjustment	50.08	(110.78)
Closing balance	**9,849.00**	**8,251.04**

25 OTHER INCOME

Other income for the years ended 31 December 2007 and 2006 comprised:

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Interest income	187.94	215.29	47.44	88.83
Reversal of accrued tax	-	77.46	-	-
Gain on exchange rate	1,044.53	1,880.63	-	-
Others	62.68	40.71	2.30	2.73
Total other income	**1,295.15**	**2,214.09**	**49.74**	**91.56**

26 INCOME TAX

Reconciliation of income tax for the year ended 31 December is as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Current tax	1,595,289	211,135	-	-
Deferred tax	765,976	(373,538)	-	-
	2,361,265	**(162,403)**	-	-

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the year ended 31 December is as follows:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht '000	Baht '000	Baht '000	Baht '000
Profit before tax	4,865,070	2,386,282	3,086,558	3,295,638
Tax rates	30.00%	29.43%	30.00%	30.00%
The result of the accounting profit multiplied by the income tax rates	1,459,522	721,959	925,967	988,691
Net results from investments - equity method	(2,106,046)	(2,120,008)	-	-
Effect of gain on sale of investment under equity method to deferred tax	465,521	-	-	-
Effect of gain on related parties transactions	(21,568)	35,265	-	-
Effect of discounted tax rates to the deferred tax	-	(71,779)	-	-
Effect of the different basis of income tax calculation on tax rates in other countries	(97,041)	(39,998)	-	-
Tax losses in current period not recognised as deferred tax assets	2,021,240	1,200,755	15,308	-
Utilisation of previously unrecognised tax losses	-	(4,135)	-	(14,171)
Effect of exceptional revenue - dividend income	-	-	(2,423,504)	(2,418,404)
Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax	639,637	115,538	1,482,229	1,443,884
Tax charge	2,361,265	(162,403)	-	-

27 DIRECTORS' REMUNERATION

For the years ended 31 December 2007 and 2006, the remuneration of directors in the consolidated financial statements amounting to Baht 25.68 million and Baht 21.45 million, respectively and in the company financial statements amounting to Baht 14.62 million and Baht 11.96 million, respectively. Directors' remuneration represents monthly allowance, meeting allowance and bonus as approved by the shareholders of the Group and the Company in their Ordinary General Meeting of Shareholder.

28 PROVIDENT FUND

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

29 EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the net income for the year attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

The basic earnings per share and the diluted earnings per share are as follows:

	For the years ended 31 December (Consolidated)					
	Net profit Baht '000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006	2007	2006	2007	2006
Basic earnings per share	960,005	3,409,948	3,196,590	3,120,175	0.30	1.09
The effect of dilutive potential shares	-	-	2,400	3,573	-	-
Diluted earnings per share	960,005	3,409,948	3,198,990	3,123,748	0.30	1.09

	For the years ended 31 December (Company)					
	Net profit Baht '000		Weighted average number of shares '000 Shares		Earnings per share Baht	
	2007	2006 Restated	2007	2006	2007	2006 Restated
Basic earnings per share	3,086,558	3,295,638	3,196,590	3,120,175	0.97	1.06
The effect of dilutive potential shares	-	-	2,400	3,573	(0.01)	-
Diluted earnings per share	3,086,558	3,295,638	3,198,990	3,123,748	0.96	1.06

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not significantly impacted to the calculation of diluted earnings per share.

30 OPERATING INCOME

The followings items are included in the operating income:

	Consolidated		Company	
	2007	2006	2007	2006 Restated
	Baht Million	Baht Million	Baht Million	Baht Million
Depreciation and amortisation	3,032.48	3,516.22	18.61	25.52
Impairment charges on asset under concession	1,961.59	964.03	-	-
Loss on addition concession fee and interest	382.32	1,506.35	-	-
Impairment loss on goodwill and investments	446.97	1,105.43	4,940.76	4,812.95
Staff costs	1,556.22	1,753.76	147.01	196.94
Allowance for doubtful accounts and bad debts	6,365.32	398.36	-	-
Gain on sale of investments in a subsidiary and a joint venture	(4,154.97)	(128.99)	(270.98)	(198.77)
Gain on exchange rate	(1,044.53)	(1,880.64)	-	-

31 SEGMENT INFORMATION

The Group is organised into the following main business segments:

Local wireless telecommunications	Provision of local mobile telecommunication trading and rental of telecommunications equipment and accessories in Thailand.
Satellite business and international business	Transponder rental and related services including the provision of earth station services, uplink and downlink services and including internet services. The international businesses provide mobile telecommunications trading, fixed-line phones, public phones, public international facilities and internet services in Laos PDR and fixed line, mobile phone and internet services in Cambodia.
Media and advertising	Airtime rental, television broadcasting (ceased its operation due to the revocation of the Concession Agreement in March 2007) and the provision of advertising services to the group and third parties.
Consumer finance	Consumer finance business (sold investment in OK in December 2007)
Airline	Providing a low-fare airline service (sold investment in AA in June 2007)
Corporate and other activities	Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses.

31 SEGMENT INFORMATION (CONT'D)

Financial information by business segment is as follows:

	For the year ended 31 December 2007 (Baht Million) - Consolidated							
	Local wireless telecommu-nications	Satellite & inter-national business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	6,452.82	2,045.35	1,247.43	502.13	189.22	(77.87)	10,359.08
Cost of sales and services	-	(5,591.91)	(2,344.24)	(171.00)	(471.24)	(126.99)	26.61	(8,678.77)
Selling and administrative expenses	-	(1,385.41)	(498.62)	(3,480.90)	(47.55)	(386.81)	39.88	(5,759.41)
Loss from operating activities	-	(524.50)	(797.51)	(2,404.47)	(16.66)	(324.58)	(11.38)	(4,079.10)
Share of net results from investments - equity method	6,893.10	127.05	-	-	-	-	-	7,020.15
Gain on sale of investment in a subsidiary and a joint venture	-	5,126.28	-	-	-	406.83	-	5,533.11
Loss on sale of investment in a subsidiary	-	-	-	-	-	(1,378.15)	-	(1,378.15)
Impairment loss on goodwill	-	-	-	(446.97)	-	-	-	(446.97)
Impairment loss on concession assets and related assets	-	-	(1,961.59)	-	-	-	-	(1,961.59)
Other revenues (expenses)	-	1,131.88	76.57	35.94	7.41	52.58	(9.23)	1,295.15
Profit (loss) before interest and tax	6,893.10	5,860.71	(2,682.53)	(2,815.50)	(9.25)	(1,243.32)	(20.61)	5,982.60
Interest expense	-	(808.93)	(16.73)	(293.82)	-	(5.24)	7.19	(1,117.53)
Income tax	-	(1,956.85)	(11.41)	(370.92)	-	(22.09)	-	(2,361.27)
Net results from subsidiaries to minority interests	-	(1,804.68)	260.88	-	-	-	-	(1,543.80)
Net profit (loss)	**6,893.10**	**1,290.25**	**(2,449.79)**	**(3,480.24)**	**(9.25)**	**(1,270.65)**	**(13.42)**	**960.00**
Other information								
Segment assets	-	29,545.34	1,884.26	-	-	3,093.43	53.15	34,576.18
Investments in equity method	32,195.13	495.56	-	-	-	-	-	32,690.69
Total consolidated assets	**32,195.13**	**30,040.90**	**1,884.26**	-	-	**3,093.43**	**53.15**	**67,266.87**
Segment liabilities	-	3,578.00	3,724.45	-	-	212.72	(26.56)	7,488.61
Borrowings	-	9,844.63	196.17	-	-	15.99	-	10,056.79
Total consolidated liabilities	-	**13,422.63**	**3,920.62**	-	-	**228.71**	**(26.56)**	**17,545.40**
Depreciation	-	818.08	15.55	89.96	7.38	30.45	-	961.42
Amortisation	-	1,951.33	43.39	69.58	0.37	8.09	(1.70)	2,071.06
Depreciation and amortisation	-	**2,769.41**	**58.94**	**159.54**	**7.75**	**38.54**	**(1.70)**	**3,032.48**

31 SEGMENT INFORMATION (CONT'D)

	For the year ended 31 December 2006 (Baht Million) - Consolidated							
	Local wireless telecommunications	Satellite & international business	Media & advertising	Consumer finance	Airline	Corporate and others	Consolidation eliminations	Group
Revenues	-	6,845.91	4,138.94	1,931.02	1,004.50	317.65	(198.82)	14,039.20
Cost of sales and services	-	(5,920.63)	(5,284.06)	(268.82)	(899.05)	(180.52)	17.25	(12,535.83)
Selling and administrative expenses	-	(1,255.44)	(627.58)	(2,941.81)	(72.18)	(306.10)	164.89	(5,038.22)
Profit (loss) from operating activities	-	(330.16)	(1,772.70)	(1,279.61)	33.27	(168.97)	(16.68)	(3,534.85)
Share of net results from investments - equity method	6,947.49	120.34	-	-	-	-	-	7,067.83
Gain on sale of investment in a subsidiary and a joint venture	-	-	-	-	-	129.16	-	129.16
Loss on retirement of Thai Com 3	-	(964.03)	-	-	-	-	-	(964.03)
Impairment loss on goodwill	-	-	(1,105.43)	-	-	-	-	(1,105.43)
Other revenues (expenses)	-	2,040.45	60.40	34.03	(15.33)	97.27	(2.91)	2,213.91
Profit (loss) before interest and tax	6,947.49	866.60	(2,817.73)	(1,245.58)	17.94	57.46	(19.59)	3,806.59
Interest expense	-	(953.94)	(25.26)	(402.38)	(0.02)	(38.87)	0.17	(1,420.30)
Income tax	-	80.14	(39.46)	132.24	-	(9.67)	(0.86)	162.39
Net results from subsidiaries to minority interests	-	22.40	838.96	-	-	(0.10)	-	861.26
Net profit (loss)	6,947.49	15.20	(2,043.49)	(1,515.72)	17.92	8.82	(20.28)	3,409.94
Other information								
Segment assets	-	32,247.72	4,660.31	12,330.02	415.24	1,597.11	(151.94)	51,098.46
Investments in equity method	33,197.93	483.53	-	-	-	-	-	33,681.46
Total consolidated assets	33,197.93	32,731.25	4,660.31	12,330.02	415.24	1,597.11	(151.94)	84,779.92
Segment liabilities	-	2,966.94	3,593.38	1,164.56	211.89	105.80	(100.23)	7,942.34
Borrowings	-	16,289.20	296.19	9,379.40	-	600.89	-	26,565.68
Total consolidated liabilities	-	19,256.14	3,889.57	10,543.96	211.89	706.69	(100.23)	34,508.02
Depreciation	-	823.95	41.72	71.61	9.18	30.76	-	977.22
Amortisation	-	2,174.15	308.07	46.83	0.62	11.03	(1.70)	2,539.00
Depreciation and amortisation	-	2,998.10	349.79	118.44	9.80	41.79	(1.70)	3,516.22

31 SEGMENT INFORMATION (CONT'D)

The Group has separated segment of the telephone network in foreign entities from local entities.

For the satellite and international business segment can be shown financial information by sub - business segments as follows:

	For the year ended 31 December 2007 (Baht Million) - Consolidated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,206.17	254.84	2,211.88	-	(220.07)	6,452.82
Shares of net results from associate	-	127.05	-	-	-	127.05
Allocated costs and expenses	(5,622.52)	(246.61)	(1,434.62)	(15.64)	342.07	(6,977.32)
Segment results	(1,416.35)	135.28	777.26	(15.64)	122.00	(397.45)
Gain on sales of investment						5,126.28
Other income						81.76
Gain on foreign exchange						1,050.12
Profit before interest expense and income tax						5,860.71
Interest expense						(808.93)
Operating profit						5,051.78
Income tax						(1,956.85)
Minority interests						(1,804.68)
Net profit						1,290.25
Segment assets	27,573.51	246.21	3,023.35	18.71	(1,401.07)	29,460.71
Associate						676.23
Total assets						30,136.94
Segment liabilities	2,982.59	46.49	933.33	14.11	(398.52)	3,578.00
Borrowings						9,844.63
Total liabilities						13,422.63
Depreciation	422.60	13.46	382.02	-	-	818.08
Amortisation	1,933.62	1.77	3.81	-	12.13	1,951.33
Total depreciation and amortisation	2,356.22	15.23	385.83	-	12.13	2,769.41

31 SEGMENT INFORMATION (CONT'D)

For the satellite and international business segment can be shown financial information by sub - business segments as follows: (Cont'd)

	For the year ended 31 December 2006 (Baht Million) - Consolidated					
	Satellite business services	Internet services	Telephone network	Others	Consolidation eliminations	Group
Revenues	4,443.66	114.83	2,405.66	-	(118.24)	6,845.91
Shares of net results from associate	-	120.34	-	-	-	120.34
Allocated costs and expenses	(5,618.03)	(121.04)	(1,576.09)	(1.21)	140.30	(7,176.07)
Segment results	(1,174.37)	114.13	829.57	(1.21)	22.06	(209.82)
Loss on write off Thaicom 3	(964.03)	-	-	-	-	(964.03)
Other income						137.75
Gain on foreign exchange						1,902.70
Profit before interest expense and income tax						866.60
Interest expense						(953.94)
Operating loss						(87.34)
Income tax						80.14
Minority interests						22.40
Net loss						15.20
Segment assets	27,220.05	176.86	5,173.41	35.17	(457.73)	32,147.76
Associate						686.05
Total assets						32,833.81
Segment liabilities	2,118.46	23.43	1,301.64	0.67	(477.26)	2,966.94
Borrowings						16,289.20
Total liabilities						**19,256.14**
Depreciation	395.65	8.73	419.57	-	-	823.95
Amortisation	2,150.80	-	9.64	-	13.71	2,174.15
Total depreciation and amortisation	**2,546.45**	**8.73**	**429.21**	-	**13.71**	**2,998.10**

Financial information by business geographical areas

The group is organised into geographical areas based on customers' countries in which the Group provided the services to.

The areas of operation in Thailand are principally local wireless telecommunications, satellite business services, internet services, media and advertising, consumer finance, airline, and corporate and other activities. Cambodia and Laos PDR's' main activities are sales and services relating to telephone network business and satellite business services.

	Revenue		Segment results		Fixed assets	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Thailand	6,219.80	10,143.50	(4,504.66)	(3,955.13)	30,645.18	44,857.27
Cambodia	1,363.84	1,468.87	232.91	534.62	1,750.42	2,859.82
Lao PDR	1,035.40	1,114.69	515.37	265.12	1,014.04	1,997.45
Others	1,740.55	1,312.14	(322.72)	(379.46)	1,166.54	1,383.92
	10,359.59	14,039.20	(4,079.10)	(3,534.85)	34,576.18	51,098.46

Revenue and segment results organised into each country based on customers' locations. Fixed assets shown in each business geographical areas are categorised based on assets' locations.

31 SEGMENT INFORMATION (CONT'D)

Financial information by business geographical areas

Costs and expenses at entity level which are not directly attributable to reportable segment of the Group, are allocated to the reportable segment by incurred revenue of each geographical segment.

In June 2007, the Company sold its entire investment in AA. Consequently, the airline business segment would not be included in the consolidated financial statement from July 2007 onward. The operation result of airline business segment until the disposed date had been included in the consolidated financial statements

In July 2007, SATTEL sold 49% of its investment in Shenington. Consequently, the investment in Shenington has changed status from a subsidiary to a joint venture and proportionately consolidated to the financial statement.

In December 2007, the Company sold its entire investment in OK. Consequently, the consumer finance business segment would not be included in the consolidated financial statement from December 2007 onward. The operation result of the consumer finance business segment until the disposed date had been included in the consolidated financial statements.

Discontinuing operations

In June 2007, the Company discontinued the airline business and sold its entire investment in AA, a joint venture. As a result, the airline business is reported in these financial statements as a discontinuing operation.

The gain on disposal was determined as follows:

	Consolidated 30 June 2007 Baht Million
Proceeds from sale	471.88
Less Net assets	(65.04)
Gain on disposal	406.84
The net cash inflow on sale in determined as follows:	
Proceeds from sale	471.88
Less Cash and cash equivalents in joint venture sold	(156.53)
Net cash inflow on sale	315.35

In December 2007, the Company discontinued the consumer finance business and sold its entire included investment in OK, a subsidiary. As a result, the consumer finance business is reported in these financial statements as a discontinuing operation.

31 SEGMENT INFORMATION (CONT'D)

Discontinuing operations (Cont'd)

The loss on disposal was determined as follows:

	Consolidated 7 December 2007 Baht Million
Proceeds from sale	290.00
Less Net assets	(1,663.45)
Less Cost related to the sale	(4.70)
Loss on disposal	(1,378.15)
The net cash inflow on sale in determined as follows:	
Proceeds from sale	290.00
Less Cash and cash equivalents in joint venture sold	(700.62)
Net cash inflow on sale	(410.62)

	(Baht Million)							
	Continuing operation		Discontinuing operation				Group	
			Consumer finance business		Airline business			
	2007	2006	2007	2006	2007	2006	2007	2006
Revenues	8,609.51	11,103.68	1,247.43	1,931.02	502.13	1,004.50	10,359.07	14,039.20
Cost of sales and services	(8,036.53)	(11,367.96)	(171.00)	(268.82)	(471.24)	(899.05)	(8,678.77)	(12,535.83)
Selling and administrative expenses	(2,231.26)	(2,024.23)	(3,481.11)	(2,941.81)	(47.55)	(72.18)	(5,759.92)	(5,038.22)
Profit (loss) from operating activities	(1,657.78)	(2,288.51)	(2,404.68)	(1,279.61)	(16.66)	33.27	(4,079.12)	(3,534.85)
Share of net results from investments - equity method	7,020.15	7,067.83	-	-	-	-	7,020.15	7,067.83
Gain on sale of investment in a subsidiary and a joint venture	5,533.12	129.16	-	-	-	-	5,533.12	129.16
Loss on sale of investment in a subsidiary	(1,378.15)	(964.03)	-	-	-	-	(1,378.15)	(964.03)
Impairment loss on goodwill	-	(1,105.43)	(446.97)	-	-	-	(446.97)	(1,105.43)
Impairment loss on concession assets and related assets	(1,961.59)	-	-	-	-	-	(1,961.59)	-
Other revenues (expenses)	1,251.59	2,195.21	36.15	34.03	7.41	(15.33)	1,295.15	2,213.91
Profit (loss) before interest and tax	8,807.34	5,034.23	(2,815.50)	(1,245.58)	(9.25)	17.94	5,982.59	3,806.59
Interest expense	(823.71)	(1,017.91)	(293.82)	(402.38)	-	(0.02)	(1,117.53)	(1,420.31)
Income tax	(1,990.35)	30.16	(370.92)	132.24	-	-	(2,361.27)	162.40

31 SEGMENT INFORMATION (CONT'D)

Discontinuing operations (Cont'd)

	(Baht Million)							
	Continuing operation		Discontinuing operation				Group	
			Consumer finance business		Airline business			
	2007	2006	2007	2006	2007	2006	2007	2006
Net results from subsidiaries to minority interests	(1,543.80)	861.26	-	-	-	-	(1,543.80)	861.26
Net profit (loss)	4,449.49	4,907.74	(3,480.24)	(1,515.72)	(9.25)	17.92	960.00	3,409.94
Other information								
Segment assets	34,576.18	38,353.20	-	12,330.02	-	415.24	34,576.18	51,098.46
Investments in equity method	32,690.69	33,681.46	-	-	-	-	32,690.69	33,681.46
Total consolidated assets	67,266.87	72,034.66	-	12,330.02	-	415.24	67,266.87	84,779.92
Segment liabilities	7,488.61	6,565.89	-	1,164.56	-	211.89	7,488.61	7,942.34
Borrowings	10,056.79	17,186.28	-	9,379.40	-	-	10,056.79	26,565.68
Total consolidated liabilities	17,545.40	23,752.17	-	10,543.96	-	211.89	17,545.40	34,508.02
Operating activities	442.26	4,968.66	3,616.26	20.69	1,114.18	60.01	5,172.70	5,049.36
Investing activities	15,006.59	2,482.15	785.31	(9.82)	(939.75)	(13.29)	14,852.15	2,459.04
Financing activities	(14,176.75)	(4,564.18)	(5,940.67)	(0.07)	971.95	(0.08)	(19,145.47)	(4,564.33)
Increase (decrease) on cash flows	1,272.10	2,886.63	(1,539.10)	10.80	1,146.38	46.64	879.38	2,944.07

32 NET CASH FLOWS FROM OPERATING ACTIVITIES

Reconciliation of net profit to cash flows from operating activities for the years ended 31 December is as follows:

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Cash flows from operating activities					
Net profit for the year		960,004,762	3,409,948,131	3,086,558,262	3,295,637,858
Adjustments for:					
Depreciation charges	*12*	961,415,727	977,227,940	12,521,744	15,743,996
Amortisation charges	*13 - 16*	1,957,035,167	2,401,872,299	6,091,272	9,778,225
Impairment loss on goodwill and investment in a subsidiary	*10, 15*	446,971,412	1,105,433,726	4,940,762,836	4,812,947,875
Impairment of property and equipment	*12*	-	21,481,157	-	-
Impairment of property and equipment under concession agreements	*13*	1,961,592,858	-	-	-

32 NET CASH FLOWS FROM PERATING ACTIVITIES (CONT'D)

		Consolidated		Company	
		2007	2006	2007	2006 Restated
	Notes	Baht	Baht	Baht	Baht
Net results from investments in subsidiaries, joint ventures and associates	10	(7,020,151,886)	(7,067,813,749)	-	-
Gain on sale of investments in a subsidiary and a joint venture		(5,533,119,368)	(134,327,622)	(270,978,778)	(198,772,371)
Loss on sale of investments in a subsidiary		1,378,151,815	5,336,389	-	-
Loss on sale of current investment		3,582,467	15,492,891	3,582,467	15,492,891
Dividend income		-	-	(8,078,345,481)	(8,061,345,600)
Impairment and retirement of equipment under concession agreements		-	964,030,593	-	-
Unrealised gain on exchange rate		(603,294,071)	(1,600,861,648)	-	-
Realised gain on exchange rate		-	(179,442,327)	-	-
Allowance for doubtful account and bad debts		3,249,185,619	1,994,580,833	-	-
Amortisation cost of loans	19	114,033,403	137,119,571	-	-
(Increased) decreased in deferred tax		836,251,748	(506,474,668)	-	-
Net results of subsidiaries to minority interests	24	1,543,800,422	(861,262,632)	-	-
Others		3,632,130	19,177,748	(593,761)	(3,867,067)
Changes in operating assets and liabilities					
- trade accounts and notes receivable		784,708,494	(418,141,862)	12,305,163	(5,010,426)
- loans and accrued interest receivable		2,803,809,250	671,873,414	-	-
- inventories		(194,416,102)	264,997,135	-	-
- insurance compensation receivable		-	52,336,625	-	-
- other current assets		148,623,325	120,336,000	12,933,910	(8,881,425)
- refundable income tax		(218,407)	261,717,989	-	-
- other assets		(48,750,554)	131,941,577	-	(30,000)
- trade accounts and notes payable		(511,167,822)	338,707,852	(2,460,101)	(8,661,875)
- accrued concession fees		608,439,424	2,654,501,411	-	-
- other current liabilities		1,089,006,063	211,229,195	1,713,501	(5,333,763)
- other liabilities		233,574,865	58,337,683	-	-
Net cash flows from/(used in) operating activities		5,172,700,741	5,049,355,651	(275,908,966)	(142,301,682)

33 RELATED PARTY TRANSACTIONS

On 23 January 2006, the Shinawatra family, the principle shareholders of the Company sold all Company's shares, representing 49.6% of the paid share capital, to Cedar Holdings Company Limited ("Cedar") and Aspen Holdings Company Limited ("Aspen"). Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 23 January 2006.

Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of The Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions with entitles within the Cedar, Aspen, and Temasek group are recognised as related party transactions of the Company.

During this year, the Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged at a percentage of transaction amounts. Transactions in respect of work in progress between a subsidiary and related parties were charged based on hourly rates plus a reimbursement of actual expenses. The Company terminated the consulting and management services agreement with the Group in the third quarter of 2006.

a) Sales of goods and services

The Group had transactions with related parties for the years ended 31 December 2007 and 2006 as follows:

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Service income				
Subsidiaries				
Consulting and management services	-	-	-	41.52
Interest received	-	-	7.85	-
Dividend income	-	-	116.96	99.96
Gain on sale of asset	-	-	0.95	-
	-	-	125.76	141.48
Associates				
Consulting and management services	-	98.38	-	98.38
Computer services income	103.93	111.32	-	-
Advertising income	481.30	650.87	-	-
(Gross 2007: Baht 1,475.26 million				
2006: Baht 1,873.71 million)				
Rental income	63.73	98.19	-	-
Sale of investment in a subsidiary	-	32.00	-	32.00
Dividend income	8,046.42	8,193.98	7,961.39	7,961.39
	8,695.38	9,184.74	7,961.39	8,091.77
Joint ventures				
Consulting and management services	-	0.83	-	1.97
Computer services income	-	1.16	-	-
Advertising income	-	11.78	-	-
(Gross 2007: nil 2006: Baht 39.31 million)				
Rental income	21.39	2.78	-	-
Interest income	-	1.78	-	4.47
Sale of investment in a joint venture	-	-	-	400.00
	21.39	18.33	-	406.44
Related parties				
Sale of investment in a subsidiary	6,709.00	-	-	-
Computer services income and others	-	1.45	-	0.04
	6,709.00	1.45	-	0.04

33 RELATED PARTY TRANSACTIONS (CONT'D)

b) Purchase of goods and services

The Group had transactions with related parties for the years ended 31 December 2007 and 2006 as follows:

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Service expense and rental				
Subsidiaries				
Computer and management services	-	-	2.57	-
Advertising expenses and others	-	-	20.10	27.70
Purchased investment in a joint venture	-	-	-	8.05
	-	-	22.67	35.75
Associates				
Rental and other expenses	42.56	81.10	1.10	1.59
Joint ventures				
Rental and other expenses	6.34	-	-	-
Related parties				
Rental and other expenses	107.39	93.35	-	3.40
Purchased investment in a joint venture	-	-	-	665.00
Increased investment in a joint venture	-	-	-	620.00
	107.39	93.35	-	1,288.40
Dividend paid				
Major shareholders	3,076.76	7,922.71	3,076.76	7,922.71
Directors	0.42	0.43	0.42	0.43
	3,077.18	7,923.14	3,077.18	7,923.14

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December

	Consolidated		Company	
	2007 Baht Million	2006 Baht Million	2007 Baht Million	2006 Baht Million
Trade accounts receivable - related parties				
Subsidiaries	-	-	-	12.30
Associates	305.17	533.49	-	-
Joint ventures	20.73	0.73	-	-
Related parties	-	-	-	-
Total trade accounts receivable - related parties	325.90	534.22	-	12.30
Accrued income - related parties				
Subsidiaries	-	-	-	-
Associates	13.83	6.55	-	-
Joint ventures	11.03	1.01	-	-
Related parties	-	-	-	-
Total accrued income - related parties	24.86	7.56	-	-

33 RELATED PARTY TRANSACTIONS (CONT'D)

c) Outstanding balance arising from sales/purchases of goods and services as at 31 December (Cont'd)

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Trade accounts and notes payable related parties				
Subsidiaries	-	-	0.10	3.15
Associates	33.63	37.60	0.12	0.08
Joint ventures	0.25	-	-	-
Related parties	0.55	1.12	-	-
Total trade accounts and notes payable related parties	34.43	38.72	0.22	3.23

d) Amounts due from and advances to related parties as at 31 December

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due from and advances to related parties				
Subsidiaries	-	-	20.00	0.60
Associates	-	3.84	-	-
Joint ventures	16.55	0.10	-	-
Related parties	0.02	-	-	-
Total amounts due from and advances to related parties	16.57	3.94	20.00	0.60

Movements in advance and loan to subsidiaries are as follows:

	Company
	Baht Million
For the year ended 31 December 2007	
Opening balance	0.60
Addition	720.00
Repayment	(700.00)
Decreased in advance	(0.60)
Closing balance	20.00

The Company granted an unsecured loan to OK and PSC in the amount of Baht 700 million and Baht 20 million, respectively. The interest rates are 5.75% per annum, which is 3.5% above the average rate of the three - month fixed deposit rate of three major banks. The loan repayment is at call. Loan to OK was received in December 2007 (Note 10 e).

33 RELATED PARTY TRANSACTIONS (CONT'D)

e) Amounts due to and loans from related parties as at 31 December

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Amounts due to and loans from related parties				
Subsidiaries	-	-	3.21	2.75
Associates	2.04	13.83	-	-
Joint ventures	6.21	1.08	-	-
Related parties	2.94	32.29	-	-
Total amounts due to and loans from related parties	11.19	47.20	3.21	2.75

f) Other current asset - related parties as at 31 December

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Other current asset - related parties				
Subsidiaries	-	-	0.14	-
Associates	-	-	-	-
Joint ventures	-	-	-	-
Related parties	0.28	4.58	-	-
Total other current asset - related parties	0.28	4.58	0.14	-

g) Other assets as at 31 December

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Customer deposits				
Related parties	-	20.90	-	-
Total other assets	-	20.90	-	-

h) Other current liabilities - related parties

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Other current liabilities - related parties				
Subsidiaries	-	-	1.74	2.31
Associates	61.15	61.58	0.03	0.26
Total other current liabilities related parties	61.15	61.58	1.77	2.57

i) **Other liabilities - related parties**

	Consolidated		Company	
	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million
Other liabilities - related parties				
Associates	31.45	5.69	-	-

j) **Warrants granted to directors (Note 22)**

33 RELATED PARTY TRANSACTIONS (CONT'D)

k) **Special reward program**

Certain subsidiaries and associates have granted rights to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the grant date but not exceeding 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint ventures between the date the rights were granted and the date the rights were exercised and other factors. However, the reward may not exceed each individual's budget. The movement of the Special Reward Program is as follows:

	As at 31 December 2007 (Million units)			
	Issued year	Granted	Exercised	Balance
Grant I	2002	3.3	(3.3)	-
Grant II	2003	0.5	(0.5)	-
Grant III	2004	0.6	(0.6)	-
Total		4.4	(4.4)	-

For the Special Reward Program Grant IV and onward will be changed to ESOP instead and is disclosed in Note 22.

l) **Other agreements with related parties**

Significant commitments with related parties are as follows:

1. As at 31 December 2007, the Company had a contingent liability for a loan guarantee for a subsidiary of Baht 20.50 million.

2. As at 31 December 2007, a subsidiary had a contingent liability for a long - term loan guarantee for its subsidiary in the amount of Baht 806.60 million and US Dollars 3.50 million (2006: Baht 806.60 million).

3. As at 31 December 2006, a subsidiary had a contingent liability for a long-term loan guarantee for its subsidiary in the amount of US Dollars 0.80 million (2007: nil).

34 INVESTMENT IN JOINT VENTURES

ArcCyber Company Limited ("ARC")

ARC is a joint venture between the Company and NTT Communications (Thailand) ("NTT Thailand"), a subsidiary of NTT Communications Corporation, and Saha Pathana Inter-Holding Public Company Limited. As at 31 December 2007 and 2006, the interests in the joint venture of the Company, NTT Thailand and Saha Pathana Inter-Holding Public Company Limited are 47.50%, 47.50% and 5.00%, respectively.

ARC registered its dissolution with the Ministry of Commerce on 31 October 2006 and it is in the liquidation process.

Lao Telecommunications Company Limited ("LTC")

LTC is a joint venture between Shenington Investment Pte Limited ("Shenington") (a 51% joint venture of SATTEL) and the Government of the Laos People's Democratic Republic ("Laos PDR"). As at 31 December 2007 and 2006, the interests in LTC of Shenington and Laos PDR were 49% and 51%, respectively. However, after the sale of Shenington on 4 July 2007, the status of Shenington has been changed from a subsidiary a joint venture. Therefore, assets, liabilities and operating result of LTC were shown under Shenington.

Shenington Investment Pte Limited ("Shenington")

On 4 July 2007, SATTEL sold the 49% of investment, amounted to 7,182,420 shares, in Shenington to Asia Mobile Holding Pte Limited ("AMH"). As a result form sale of the investment, Shenington is jointly controlled between SATTLE and AMH Shenington is considered to be a joint venture. As at 31 December 2007, the interest in Shenington of SATTEL and AMH is 51% and 49% respectively.

Asia Aviation Company Limited ("AA")

In February 2006, the Company sold its entire remaining shares in TAA to AA. As a result, TAA is a joint venture between AA and AA International Limited ("AAI"). As at 31 December 2006, the interests in the joint venture of AA and AAI are 50% and 49%, respectively. In June 2007, the Company sold its entire investment in AA (Note 10 e).

Capital OK Company Limited ("OK")

In September 2006, OK increased its issued and paid share capital from Baht 2,500 million to Baht 4,050 million. The Company contributed with an amount equivalent to 100% of the increase share capital. Consequently, the Company increased its share holding from 60.00% to 75.31%. However, as at 31 September 2006, the investment of the Company in OK was considered as a joint venture.

In October 2006, the Company acquired the remaining investment of 24.69% of OK from DBS Bank Limited, a joint venture partner. Therefore, the investment in OK increased from 75.31% to 100%. Accordingly, the status of OK changed from a joint venture to a subsidiary.

In December 2007, the Company sold its entire shares holding in OK (Note 10 e).

Media Connex Company Limited ("MC")

In January 2006, ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. set up a new joint venture, MC. As at 31 December 2007 the interest in MC of ITV, CA Mobile, Ltd. and Mitsui & Co., Ltd. are 60%, 25% and 15% respectively.

34 INTEREST IN JOINT VENTURES (CONT'D)

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results in its consolidated financial statements for the years ended 31 December:

	ArcCyber Company Limited		Lao Telecommunications Company Limited		Shenington Investment Pte Limited		Asia Aviation Company Limited		Capital OK Company Limited		Media Connex Company Limited	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million	Baht Million
Balance sheets												
Current assets	2.04	2.04	-	174.98	264.21	-	-	206.09	-	-	23.42	27.41
Non-current assets	-	-	-	2,081.53	2,806.09	-	-	75.92	-	-	1.88	1.05
Current liabilities	(0.02)	(0.02)	-	(562.71)	(758.72)	-	-	(211.87)	-	-	(1.13)	(1.16)
Non-current liabilities	-	-	-	(49.80)	(636.51)	-	-	-	-	-	-	-
Net assets	2.02	2.02	-	1,644.00	1,675.07	-	-	70.14	-	-	24.17	27.30
Income statements												
Gross revenues	-	-	605.61	1,057.00	2,277.87	-	509.39	1,010.37	-	1,361.30	2.97	1.83
Net profit (loss) for the year	-	0.09	248.50	453.86	539.92	-	(9.25)	18.66	-	(766.57)	(3.13)	(2.70)

35 FINANCIAL INSTRUMENTS

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Treasury Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. An analysis of exposures against the limits established by the management is also provided. These limits principally cover the maximum permitted exposure in respect of short-term investment regarding to guideline to short-term investment policy.

Foreign currency risk

As at 31 December 2007 and 2006, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

	Consolidated			
	2007		2006	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
Assets				
US Dollars	43.32	1,457.73	33.73	1,212.81
Australian Dollars	12.39	363.27	11.49	325.02
New Zealand Dollars	1.51	38.91	0.33	8.35
KIP	8,332.18	30.05	12,479.76	46.21
Pounds Sterling	-	-	0.001	0.09
Pataka Macau	-	-	4.37	20.30
Singapore Dollars	8.39	194.02	1.81	42.22
China Renminbi	-	-	0.64	2.93
Hong Kong Dollars	-	-	0.05	0.25
Malaysian Ringgit	-	-	1.57	15.55
Vietnam Dong	-	-	9.95	0.02
EURO	-	-	0.02	0.84
Indian Rupees	166.66	134.95	184.57	141.48
Total		2,218.93		1,816.07
Liabilities				
US Dollars	312.06	10,574.25	505.58	18,317.63
Australian Dollars	0.74	21.92	1.30	37.51
New Zealand Dollars	5.48	143.96	2.76	70.95

35 FINANCIAL INSTRUMENTS (CONT'D)

Foreign currency risk (Cont'd)

	Consolidated			
	2007		2006	
	Foreign currency Unit: Million	Baht Million	Foreign currency Unit: Million	Baht Million
KIP	6,325.57	22.77	53,859.66	199.42
Pounds Sterling	-	-	0.0001	0.01
Norwegian Kroner	-	-	3.41	19.71
Pataka Macau	-	-	0.09	0.42
Singapore Dollars	0.83	18.73	0.53	1.26
China Renminbi	-	-	0.07	0.32
Hong Kong Dollars	-	-	0.13	0.59
Malaysian Ringgit	-	-	0.79	8.24
Vietnam Dong	-	-	3.82	0.01
EURO	-	-	0.001	0.05
Indian Rupees	43.85	39.84	43.85	38.37
Total		**10,821.47**		**18,694.49**

The major foreign currency assets represent cash, accounts receivable and deposits. The major foreign accounts currency liabilities represent, accounts payable, accounts payable - property and equipment, accrued expenses, and borrowings.

Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

Fair value of other financial instruments

The carrying amount of cash and cash equivalents, current investments, trade receivables, loans and accrued interest receivable, amounts due from related parties, short-term loans and advances to related parties, trade creditors, accounts payable-property and equipment, amounts due to related parties, and short-term borrowings are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings are provided in Note 19.

36 SIGNIFICANT EVENT OF ADVANCE INFO SERVICE PUBLIC COMPANY LIMITED ("ADVANC") AND DIGITAL PHONE COMPANY LIMITED ("DPC")

ADVANC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT Public Company Limited who is the Telephone Organization of Thailand at that time ("TOT") and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services between TOT and ADVANC) that *"... since TOT being the contracting party in this case acted on behalf of the State

36 SIGNIFICANT EVENT OF ADVANCE INFO SERVICE PUBLIC COMPANY LIMITED ("ADVANC") AND DIGITAL PHONE COMPANY LIMITED ("DPC") (CONT'D)

ADVANC (Cont')

by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement. However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550 translation, provided by ADVANC's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

DPC

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and DPC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that:

*"...the assignment of the rights and duties by Total Access Communication Public Company Limited ("TAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service whereby DPC shall be under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act."

36 SIGNIFICANT EVENT OF ADVANCE INFO SERVICE PUBLIC COMPANY LIMITED ("ADVANC") AND DIGITAL PHONE COMPANY LIMITED ("DPC") (CONT'D)

DPC (Cont')

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from TAC according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and TAC, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfill the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

*The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550 translation, provided by ADVANC's legal advisor. The full text Memorandum of the Council of State is available only in Thai language.

37 INTERCONNECTION AGREEMENTS OF ADVANC

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("TAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC. However, ADVANC did not charge the IC service to both parties in 2007. During the first to the third quarter of 2007, ADVANC did not record transactions relating to the IC service in the interim financial statements since TOT Public Company Limited ("TOT"), the grantor of concession, sent a letter to ADVANC informing that ADVANC is not the licensee who owns the network and the Company has no right to enter into the IC agreement per the NTC announcement in 2006.

On 31 August 2007, TOT has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions. ADVANC will charge TAC and Truemove for the IC services rendered in 2007 and recorded all transactions relating to the IC charges under the IC agreements in the financial statements for the year ended 31 December 2007.

ADVANC has recorded the IC revenue of Baht 16,530 million, IC cost of Baht 14,054 million and also recorded the revenue sharing calculated from the net IC revenue after deducting IC cost to the financial statements of ADVANC for the year ended 31 December 2007. The consolidated financial statements included net results from investment - equity method from aforementioned transactions amounted to Baht 602.95 million, there was no effect on the Company financial statements.

According to the Concession agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing.

ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of National Telecommunication Commission and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

38 CONTINGENCIES AND COMMITMENTS

a) Concession commitments

Certain subsidiaries and joint ventures have obtained concessions from government agencies, both in Thailand and other countries as set out in Note 1, for the operation of satellite services, radio-television broadcasting, internet services and mobile telephone networks. Under the terms of the concessions, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

Shin Satellite Public Company Limited ("SATTEL")

SATTEL was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The concession agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, SATTEL must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. In addition, SATTEL, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

ITV Public Company Limited ("ITV") (Effective date 7 March 2007)

Under the Concession Agreement, previously revoked, ITV has an obligation to transfer all assets used for operation to the PMO. The concession agreement is a build-transfer-operate concession. ITV has to comply with the Concession Agreement and pay an annual fee to the PMO based on the percentage of revenues or the minimum benefit, whichever is higher, as follows:

Year	Period	% of revenues	Minimum benefit Baht Million
3	3 July 1997 - 2 July 1998	22.5	300
4	3 July 1998 - 2 July 1999	35	400
5	3 July 1999 - 2 July 2000	35	500
6	3 July 2000 - 2 July 2001	35	600
7	3 July 2001 - 2 July 2002	44	700
8	3 July 2002 - 2 July 2003	44	800
9	3 July 2003 - 2 July 2004	44	900
10	3 July 2004 - 2 July 2005	44	1,000
11 - 30	3 July 2005 - 3 July 2025	44	20,000

Fees are based on a percentage of revenues, calculated using the total revenues that ITV could earn before related expense and taxes. If the fee is paid late, ITV will pay 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue. If all payments are paid more than 45 day's late the PMO will have to revoke the Concession Agreement.

On 7 March 2007, ITV received the letter of termination of the concession agreement from the PMO causing the Concession Agreement to be terminated. ITV is currently undertaking the litigation process against the PMO as follows:

1. A case of the arbitration institution dispute No. 46/2550 on 9 May 2007 in which ITV is the plaintiff regarding the PMO's unduly termination of the Concession Agreement which was wrongfully performed in breach of the Concession Agreement and against the law, including the arbitration institution dispute No. 1/2550 which is the disputes of the payment of the program penalty fee, interest. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

38 CONTINGENCIES AND COMMITMENTS (CONT'D)

a) Concession commitments (Cont'd)

ITV Public Company Limited ("ITV") (Effective date 7 March 2007) (Cont'd)

2. A case in which ITV is the defendant whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Concession Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statement, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

Cambodia Shinawatra Company Limited ("CAM")

CAM, a joint venture in Cambodia, has obtained a concession from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Cambodia Shinawatra Company Limited will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028.

b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

Singapore Telecommunications Limited ("Singtel")

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

The Government of the Lao People's Democratic Republic ("Laos PDR")

Lao Telecommunications Company Limited ("LTC") is a joint venture of SATTEL, which was established under the terms of a Joint Venture Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Joint Venture Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington, which is a 51% joint venture of SATTEL, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, SATTEL has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least US Dollars 400 million in the projects specified in the agreement within 25 years. As at 31 December 2007, LTC has remaining additional investment of approximately US Dollars 191 million.

38 CONTINGENCIES AND COMMITMENTS (CONT'D)

c) Operating lease commitments - where a group company is the lessee

The future minimum lease payments under non-cancellable operating leases as at 31 December (Company: nil) are as follows:

	Consolidated	
	2007	2006
	Baht Million	Baht Million
Not later than 1 year	184.66	367.99
Later than 1 year and not later than 5 years	346.57	710.81
Later than 5 years	87.02	149.93
	618.25	1,228.73

d) Capital commitments

The Group's capital expenditure contracted as at 31 December but not recognised in the consolidated financial statements (Company: nil) is as follows:

		Consolidated	
		2007	2006
	Currency	Million	Million
Related to iPSTAR project	US Dollars	0.84	0.01
	Norwegian Kroner	-	1.90
	New Zealand Dollars	-	0.99
	Australian Dollars	0.05	-
Related to GSM 1800 Network	US Dollars	42.63	16.37

e) Contingencies

Bank guarantees

As at 31 December 2007, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, custom duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 632.59 million, US Dollars 43.93 million, Rupee 5 million and AUD 0.03 million (2006 : Baht 689.72 million and US Dollars 50.03 million and Australian Dollars 0.02 million) on a consolidated basis.

Legal cases

A subsidiary is a defendant in various legal actions relating to news reporting. In the opinion of the subsidiary's management, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provision or accruals in respect of such legal actions have been raised in these financial statements.

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement

- **Sequence of significant events of the dispute between ITV and the PMO**

On 30 January 2004, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Concession Agreement can be summarised as follows:

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

e) Contingencies (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO (Cont'd)**

2. The concession fee to be paid shall be reduced and adjusted by reducing the concession fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million (reduced and adjusted from the original concession agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million.

4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

On 27 **April 2004**, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

On 9 **May 2006**, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

On 7 **June 2006**, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

On 13 **December 2006**, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Concession Agreement on the following:

1. ITV is required to change its television programmes to be in line with Clause 11 of the Concession Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.

2. ITV is required to follow Clause 5 (the concession fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Concession Agreement in respect of payment of concession fee to the PMO.

On 14 December 2006, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Concession Agreement.

2. ITV is required to pay the unpaid concession fee totaling Baht 2,210 million, for the 9th concession year (the Seventh Payment) in the amount of Baht 670 million, the 10th concession year (the Eighth Payment) in the amount of Baht 770 million and the 11th concession year (the Ninth Payment) in the amount of Baht 770 million plus 15% interest per annum on the unpaid concession fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Concession Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual concession fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

e) Contingencies (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- Sequence of significant events of the dispute between ITV and the PMO (Cont'd)

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Concession Agreement and any relevant law.

On 21 December 2006, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Concession Agreement since 14 December 2006.

2. ITV was not at default for the payment of the concession fee since the concession fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Concession Agreement, ITV had no liability on interest of the concession fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

3.1 ITV has not breached the Concession Agreement because ITV has complied with Clause 15 of the Concession Agreement which states that "The arbitral award shall be bound to both parties.", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Concession Agreement and law.

3.2 As to the Concession Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Concession Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Concession Agreement, the PMO shall be entitled to terminate the Concession Agreement if the process of settlement of dispute becomes final.

3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Concession Agreement".

3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Concession Agreement stating that "If any dispute or controversy arises in connection with this Concession Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Concession Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

e) **Contingencies (Cont'd)**

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO (Cont'd)**

With regard to the interest on the unpaid concession fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the concession fee since the concession fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the concession fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the concession fee and the PMO has no right to claim for the unpaid concession fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

On 4 January 2007, referring to the penalty for alteration of television programming and interest of overdue concession fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to concession fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Concession Agreement and to compromise with the PMO not to terminate the Concession Agreement affecting IT.V's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the concession fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

On 2 February 2007, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the concession fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

On 13 February 2007, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid debts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

On 20 February 2007, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Concession Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid concession fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid concession fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

e) **Contingencies (Cont'd)**

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO (Cont'd)**

On 21 February 2007, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Concession Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the concession fee as well as requested the Court demanding ITV to pay the concession fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Concession Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

On 7 March 2007, the letter of revocation of the Concession Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the concession agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

On 28 March 2007, ITV sent a letter to the PMO disputing that the termination of the Concession Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Concession Agreement and disagreed with the said revocation. The termination of the Concession Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

On 30 March 2007, the PMO requested the Central Administrative Court to order ITV to pay unpaid concession fee of Baht 2,210 million, the 12th concession fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue concession fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under concession of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

On 8 May 2007, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages

On 9 May 2007, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Concession Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO 's claim for ITV for payment of the concession fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

On 30 May 2007, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

38 CONTINGENCIES AND COMMITMENTS (CONT'D)

e) Contingencies (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO (Cont'd)**

On 22 June 2007, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Concession Agreement shall enter into arbitration proceedings as specified in the Concession Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 11 July 2007, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.

On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

On 29 October 2007, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

On 30 October 2007, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

38 CONTINGENCIES AND COMMITMENTS (CONT'D)

e) Contingencies (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **Sequence of significant events of the dispute between ITV and the PMO (Cont'd)**

On 31 October 2007, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

On 14 November 2007, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

On 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Concession Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Concession Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum concession fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Concession Agreement) with regard to PMO's illegally terminating the Concession Agreement in breach of the Concession Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

- **The contingent liabilities and recording on the dispute between ITV and the PMO**

The contingent liabilities after the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO are as follows;

1. In regard of the penalty arising from the alteration of television programming

The said liability has not been recorded in ITV's financial statements since the fact of the Black Case number 640/2550 filed by the PMO demanding that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award granted by the arbitration panel and the final legal proceeding.

2. In regard of the concession fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount

Since quarter 4/2006, the provision for unpaid concession fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court was recorded in the consolidated financial statements. The reason is that ITV proposed to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Concession Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment, it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the concession fee amounting to Baht 2,210 million plus 15% interest. In addition, the Central Administrative Court made the order striking out the case No 640/2550 in which the PMO demanded that ITV pay the concession fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process to be finalised.

e) Contingencies (Cont'd)

The contingent liabilities which may have arisen from the dispute between ITV and the PMO relating to the Concession Agreement (Cont'd)

- **The contingent liabilities and recording on the dispute between ITV and the PMO (Cont'd)**

3. Value of undelivered assets

The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependant on the judgment which cannot be predicted.

However, the Group has already recorded provision for unpaid concession fee amounting to Baht 2,210 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 398.67 million in the consolidated financial statements.

Assessment for income tax in India

The Income Tax Authority of India ("Tax Authority") has raised a tax assessment, penalty and interest in amount of Rupees 1,058 million (approximately Baht 961 million) against SATTEL for the assessment years 1998/99 to 2005/06 (equivalent to the financial years from 1 April 1997 to 31 March 2005) in respect of revenues received from the provision of satellite transponder capacity to Indian customers, both residents and non-residents. As at 31 December 2007, SATTEL deposited for the income tax and penalty for the assessment years 1998/99 to 2004/05 totally Rupees 293 million (approximately Baht 232 million). SATTEL did not agree with the tax assessments of the Tax Authority and filed appeals against these assessments. SATTEL's tax advisor in India was of the opinion that the outcome would be in favour of SATTEL. Therefore, SATTEL presented all amounts paid as other non-current assets in the balance sheet and did not recognise provision for liabilities of Rupees 765 million (approximately Baht 695 million) in respect of the tax assessment that in excess of the amount paid. If the outcome is that SATTEL is not liable to these tax assessments, it will be eligible to refund all deposits together with interest.

- **Tax assessment for the assessment years 1998/99 to 2001/02**

On 22 March 2004, the Commissioner of Income Tax Appeals ("CIT(A)") passed a partially favourable order for the assessment in respect of the assessment years 1998/99 to 2001/02 stating that revenues from Indian residents are subject to Indian income tax. Furthermore, CIT(A) passed an appellate order in favour of SATTEL for the assessment on revenues from Indian non-residents for the same assessment years. SATTEL has filed an appeal with the Income-Tax Appellate Tribunal ("ITAT") with respect to this matter and it is in the process of hearing by ITAT. SATTEL also filed an application for a refund of Rupees 72 million (approximately Baht 60 million) with the Tax Authority. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

e) **Contingencies (Cont'd)**

Assessment for income tax in India (Cont'd)

- **Tax assessment for the assessment years 1998/99 to 2001/02 (Cont'd)**

On 28 March 2005, the Tax Authority assessed the penalty for those assessment years for concealment of income at a total amount of Rupees 325 million (approximately Baht 295 million). SATTEL filed an appeal against this assessment of penalty with the CIT(A) and filed a letter with the Tax Authority requesting that the penalty assessment be suspended until the case is finalised by the CIT(A). The CIT(A) decided in favour of the Tax Authority, SATTEL deposited some of penalty for those assessment in the amount of Rupees 15 million (approximately Baht 12 million) and filed an appeal against the assessment of CIT(A) with ITAT in the first quarter of 2006.

In the third quarter of 2007, the Tax Authority raised an order for the rectification levying interest in amount of Rupees 20 million (approximately Baht 18 million). SATTEL filed an appeal against the assessment with the CIT(A) and the ITAT. ITAT has dismissed the appeal. Consequently, SATTEL filed an appeal with the High Court in October 2007.

- **Tax assessment for the assessment year 2002/03**

On 30 October 2004, the Tax Authority refunded an amount of Rupee 56 million (approximately Baht 48.0 million) for the assessment year 2002/03. SATTEL filed an application requesting an additional refund in the amount of Rupees 2 million (approximately Baht 1.6 million) in respect of the withholding tax paid by the Indian resident customers during such assessment year. The Tax Authority has agreed to give credit for this amount, which will be adjusted against SATTEL's future tax liabilities due to the Tax Authority.

On 16 March 2005, the Tax Authority raised an assessment for the assessment year 2002/2003 in the amount of Rupees 106 million (approximately Baht 96 million). SATTEL had deposited Rupees 49 million (approximately Baht 40 million) in 2004 and has already filed an appeal against this assessment with CIT(A). On 2 November 2005, CIT(A) ruled in favour of the Tax Authority and SATTEL filed an appeal against CIT(A)'s decision with ITAT.

In the first quarter of 2007, the Tax Authority raised a penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million). SATTEL has not yet deposited for the aforementioned penalty and has already filed an appeal against the penalty assessment with CIT(A) in April 2007. Subsequently, on 31 December 2007, CTI(A) repealed the penalty assessment in amount of Rupees 83.26 million (approximately Baht 76 million).

- **Tax assessment for the assessment year 2003/04**

The Tax Authority refunded an amount of Rupees 15 million (approximately Baht 11.7 million) for the assessment year 2003/04 in respect of the withholding tax paid by the Indian resident customers during such assessment year.

On 31 January 2006, the Tax Authority raised an assessment for the assessment year 2003/2004 against SATTEL in the amount of Rupees 106 million (approximately Baht 96 million), excluding penalty. SATTEL deposited some of the income tax for this assessment in the third quarter of 2004 in the amount of Rupees 20 million (approximately Baht 16 million). In the first quarter of 2006, SATTEL deposited some of the tax in the amount of Rupees 65 million (approximately Baht 53 million) and recorded as other non-current assets in the balance sheet. SATTEL filed an appeal against the assessment with CIT(A) and submitted a request to the Tax Authority asking it to refrain from enforcing the tax demand. At present, SATTEL is waiting for the decision of CIT(A).

In the forth quarter of 2006, the Tax Authority raised an additional tax assessment together with interest for the assessment year 2004/2005 against SATTEL in the amount of Rupees 103 million (approximately Baht 94 million). During the first quarter of 2007, SATTEL had deposited Rupees 30 million (approximately Baht 24 million) and presented the amount paid as other non-current assets. The remaining unpaid tax assessment and interest balance is Rupees 73 million (approximately Baht 66 million). SATTEL filed an appeal against the assessment with CIT(A).

38 CONTINGENCIES AND COMMITMENTS (CONT'D)

e) Contingencies (Cont'd)

Assessment for income tax in India (Cont'd)

- Tax assessment for the assessment year 2005/06

On 27 December 2007, the Tax Authority raised tax assessment together with interest for the assessment year 2005/06 against SATTEL in the amount of Rupees 36 million (approximately Baht 33 million). SATTEL filed an appeal against the assessment with CIT(A).

Concession right payable of Digital Phone Company Limited ("DPC")

On 30 September and 28 October 2003, TAC submitted a case to the Arbitration Committee for settlement of amounts due on 30 September 2002 and 2003 comprising principal and interest according to the Unwind agreement totaling US Dollars 35.49 million and called for payment with an additional interest charge on the overdue payment of US Dollars 1.34 million calculated up to 28 October 2003 and with interest to be charged at 9.50% per annum on overdue payment, from 29 October 2003 until the payment is made.

On 5 July 2006, TAC has submitted an additional claim to the Arbitration Committee for the last two amounts of the rights transfer fees due on 30 September 2004 and 2005 comprising principal and interest according to the Unwind agreement totaling US Dollars 87.38 million and call for payment with an additional interest charge on the overdue payment of US Dollars 10.29 million calculated up to 5 July 2006 and with interest to be charged at 9.50% per annum on overdue payment, from 6 July 2006 until the payment is made.

The case is still in the process of arbitration. DPC has recognised the full concession payable and interest, excluding overdue interest, according to the agreement in its financial statements (using effective interest rate method).

Obligation from shares buy back options of SATTEL

On 23 October 2003, SATTEL and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to SATTEL, with the condition that SATTEL has the first option to purchase these shares. If the offered price per share is greater than the higher of US Dollars 1 or fair market value at offering date, SATTEL has the right to refuse. If the offered price per share is the higher of the equal of US Dollars 1 or fair market value at offering date, SATTEL has to purchase those shares from Codespace Inc. SATTEL believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of SATTEL, the value of iPSTAR's shares is higher than US Dollars 1, therefore, SATTEL does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2007, the remaining share option was 1.52 million shares.

39 PROMOTIONAL PRIVILEGES

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from March 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

In 2007, the subsidiary had the total revenue derived from BOI-promoted activities amounting to Baht 142 million (2006: Baht 21 million).

40 DIVIDENDS

At the Annual General Meeting of Shareholders on 25 April 2007, the shareholders approved the declaration of the annual dividend for the year 2006 at Baht 2.30 each, totalling Baht 7,350.30 million. The interim dividend for the first six-month period of 2006 at Baht 1.30 each, totalling Baht 4,153.96 million, was paid in September 2006. The remaining dividend per share Baht 1.00 each, totalling Baht 3,196.40 million, was paid in May 2007.

41 SUBSEQUENT EVENTS

a) Increase in share capital of the companies in the Group

At the end of December 2007 and January 2008, certain warrants issued to directors and employees of ADVANC were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce in January and February 2008, as detailed below:

		Share capital increased Baht Million		Premium on share capital increased Baht Million		Decrease in % of interest of the Company	
Company	Units of exercise Million	from	to	from	to	from	to
ADVANC	0.42	2,958.12	2,958.59	21,250.96	21,285.62	42.72	42.71

b) The effective of Thai Public Television Broadcasting Station Act

On 15 January 2008, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the concession right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Concession Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favorable of ITV lawsuit cases.

c) The resolutions of Board of Directors' meetings and Shareholders' meetings

Board of Directors' meetings and the Shareholders' meeting held after the balance sheet date are as follows:

- The Board of Directors' meeting of the Company on 25 February 2008

- The Board of Directors' meeting of ADVANC on 19 February 2008

- The Board of Directors' meeting of CSL on 22 February 2008

- The Shareholders' meeting of LTC on 17 January 2008

The above meetings passed resolutions as follows:

41 SUBSEQUENT EVENTS (CONT'D)

c) The resolutions of Board of Directors' meetings and Shareholders' meetings (Cont'd)

Dividends paid

To approve dividend payments to shareholders for the fiscal year 2007 as follows:

Company	Dividend per share Baht/share	Interim dividend payment Baht/share	Outstanding balance Baht/share
ADVANC (associate)	6.30	3.00	3.30
CSL (associate)	0.20	0.20	-

The Company's Board of Directors passed the resolution regarding to the annual and interim dividend payment to the Company's shareholders as follows:

	Period	Payment Baht/share	Estimated dividend payment Baht Million
1) 2007 Annual dividend payment	1 January 2007 - 31 December 2007	0.30	959.06
2) Interim dividend *	1 January 2008 - 10 April 2008	1.25	3,996.07
Total		1.55	4,955.13

Remark: * According to 2), the interim dividend is subjected to the approval by the Annual General Meeting of Shareholders of ADVANC which its Board of Directors passed a resolution to call the Annual General Meeting of Shareholders for the year 2008 on 10 April 2008. There will be the agenda of dividend payment of Baht 3.30 per share for the performance of the second half of the year 2007. The Company expects to realise dividend, after the approval by the Annual General Meeting of Shareholders of ADVANC, in the amount of Baht 4,170,249,600 (1,263,712,000 shares ; Baht 3.30 per shares).

The Company will propose these dividend payments to the 2008 Annual General Meeting of Shareholders for approval.

At the Ordinary Shareholders' meeting of LTC (a joint venture), the shareholders passed a resolution to approve a dividend payment of US Dollars 12 million.

d) Significant commercial dispute of ADVANC and DPC

ADVANC

On 22 January 2008, TOT Public Company Limited ("TOT") submitted a dispute no. black 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,462.51 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 Jan 2007 until the full payment is made.

d) Significant commercial dispute of ADVANC and DPC (Cont'd)

At present, the said dispute is pending on ADVANC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the rulings of the Arbitration Panel shall have no impact to the financial statements of ADVANC because ADVANC's management understands that this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

DPC

On 9 January 2008, CAT Telecom Public Company Limited (CAT) submitted a dispute no. black 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC, a subsidiary, to pay additional payment of revenue sharing amounting to Baht 2,449.09 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500.06 million, totaling Baht 3,949.15 million.

At present, the said dispute is pending on DPC's preparation of the opposition according to arbitration procedures and the proceedings of which shall take for several years. However, the management believes that the rulings of the Arbitration Panel shall have no impact on DPC's financial statements and the consolidated financial statements of the Company because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the cabinet dated 11 February 2003. Thus, DPC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the cabinet.

e) The purchase of common shares in CSL Group

As at 31 January 2008, ADV, a subsidiary of CSL, acquired 2.4 million common shares, or 30% of registered and paid-up capital, of Shineedotcom Co., Ltd (Shinee) from Mitsui & Co., Ltd in the amount of Baht 15.10 million. The investment of ADV in Shinee accounts for 99.99%.

REFERENCE PERSONS

Security Registrar
Thailand Securities Depository Company Limited
62 The Stock Exchange of Thailand Building,
Ratchadapisek Road, Klongtoey, Klongtoey,
Bangkok 10110
Tel : (662) 229-2800
Fax : (662) 359-1259

Thailand Securities Depository Company Limited
Capital Market Academy Building,
The Stock Exchange of Thailand
2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road,
Km.27, Tung Song Hong, Laksi, Bangkok 10210
Tel : (662) 596-9000
Fax : (662) 832-4994-6
Website : www.tsd.co.th

Auditor
Mr. Suchart Luengsuraswat
Certified Public Accountant Registration Number 2807
PricewaterhouseCoopers ABAS Ltd.
15th Floor, Bangkok City Tower 179/74-80 South
Sathorn Road, Yannawa, Bangkok 10120
Tel : (662) 344-1000
(662) 286-9999
Fax : (662) 286-5050

SHIN CORPORATION PUBLIC COMPANY LIMITED
414 Shinawatra Tower 1, Phaholyothin Road, Samsennai,
Phayathai, Bangkok 10400
Tel +66 2 299 5050, Fax +66 2 271 1058
www.shincorp.com

SHIN
CORPORATION

Invitation Letter for
Annual General Meeting of Shareholders for 2008

Shin Corporation Plc


SHIN
COMMITMENT

On Tuesday 22 April 2008 at 2 p.m.
At Auditorium Room, 9th Floor, Shinawatra Tower 3,
1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak,
Khet Chatuchak, Bangkok

In order to enhance efficient registration process,
please bring the proxy form B along to the meeting

CONTENTS

Invitation Letter for the Annual General Meeting of Shareholders for 2008

Supporting documents in relation to the agenda of the meeting

Enclosure

Supporting documents for attending the meeting

The Company has disclosed all the documents pertaining to the shareholders' meeting on its website at: (www.shincorp.com)

For further information, please contact the following departments:

Compliance Department

Tel : 02-299-5226, 5206, 5221
Fax : 02-299-5252

Legal Department

Tel : 02-299-5061, 5225, 5229
Fax : 02-299-5140

Registration No. 0107535000257

4 April 2008

Subject Invitation to the Annual General Meeting of Shareholders for 2008

To All Shareholders

Notice is hereby given by the Board of Directors of Shin Corporation Public Company Limited (the "Company") that the 2008 Annual General Meeting of Shareholders shall be held on Tuesday 22 April 2008, at 2 p.m. (registration opens at noon) at the Auditorium, 9th Floor, Shinawatra Tower 3, No.1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok. The agenda is as follows:

Item No. 1 **Matters to be informed**

Item No. 2 **To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2007, held on April 25, 2007**

Background: The Annual General Meeting of Shareholders for 2007 was held on 25 April 2007 and the minutes were prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting. The details were publicly disclosed on the Company's website *(www.shincorp.com)*, and submitted to the Ministry of Commerce within the time period required by law.

The Board's Opinion: The Board recommended that the minutes of the Annual General Meeting of Shareholders for 2007 should be adopted as an accurate record by the shareholders. The minutes are shown in *Enclosure 1*.

Item No. 3 **To consider and adopt the Board of Directors' report on the Company's operating results for 2007**

Background: The Company summarized the operating results for 2007 along with the significant changes that occurred during the year in the Annual Report for 2007.

The Board's Opinion: The Board agreed to present the report on the Company's operating results for 2007 along with the significant changes that occurred during the year, as shown in the *Enclosure 2*-Annual Report for 2007, to the shareholders for adoption.

Item No. 4 **To consider and approve the Balance Sheet and Income Statements for the year ended December 31, 2007**

Background: *The Public Limited Companies Act B.E 2535* specifies that every company has to prepare balance sheet and statements of income for the previous year ending December 31, 2007, which have been audited by an external auditor and submitted to the shareholders' meeting for approval.

The Audit Committee's Opinion: The Audit Committee has reviewed and approved the balance sheet and statements of income for the year ended December 31, 2007, which have been audited and reviewed by the external auditor from PricewaterhouseCoopers ABAS and agreed to submit it to the shareholders' meeting for approval.

SHIN CORPORATION PUBLIC COMPANY LIMITED
Company Registration No. 0107535000257
414 Shinawatra Tower 1, Pahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 Website http://www.shincorp.com

The Board's Opinion: The Board agreed to present the audited balance sheet and statement of income for the fiscal year ended 31 December 2007 which have been reviewed by the Audit Committee to the shareholders for approval. It shows summary of the Company's financial status and operating results as follows:

The Selected Information of the Company's Balance Sheet and Statement of Income

Unit: Baht million

Description	Consolidated Financial Statement		The Company's Financial Statement	
	2007	**2006**	**2007**	**2006**
Total Assets	67,267	84,780	15,203	15,898
Total Liabilities	17,545	34,508	59	658
Total Revenue	22,829	23,450	8,399	8,494
Net Profit	960	3,410	3,087	3,296
Earnings per Share (baht / share)	0.30	1.09	0.97	1.06

All the details of the Company's financial statements and operating results are provided in the Annual Report for 2007 (pp. 108 – 185). Annual Report for 2007 was attached to this notice as *Enclosure 2*.

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

5.1 To consider and approve the appropriation of the net profit for 2007 as the annual dividend for 2007

Background The Company has a policy to pay a dividend of no less than 40% of net profit after tax of the Company's financial statement, subject to financial needs or unless the payment of dividends would materially affect the normal business operations. The details of the dividend pay out ratio of the Company for this year and the previous years are as follows:

Dividend payment from net profits	**2007 ***	**2006**	**2005**
Dividend (Baht / Share)	0.30	2.30	2.60
Dividend Payout Ratio (%)	31	223	126

Remark • 2007 dividend that was proposed to the AGM of shareholder's in 2008 for approval

Board's Opinion: The Board agreed to propose a dividend payment for the year 2007 of Baht 0.30 per share, amounting to Baht 960 million.

5.2 To consider and approve the appropriation of the net profit for the period Jan. 1 – Apr. 10, 2008 as the interim dividend payment

Background Notification of Federation of Accounting Professions No. 26/2549 dated on 11 October 2006 and No. 32/2549 dated 3 November 2006 relates to amendment of TAS no. 44 "Consolidated Financial Statements and Accounting for Investment in Subsidiaries" and TAS no. 45 "Accounting for Investments in Associates" which require the change from the equity method of accounting to the cost method of accounting for investments in subsidiaries and associates presented in the separate financial statements. Under the cost method, income from investment will be recorded when dividends are declared instead of the income from share of net result from investments of the same period. The notification is mandatory from 1 January 2007. The Company has applied such method for investments in subsidiaries and associates and has also applied the same method of accounting for investment in joint ventures presented in the Company financial statements, and the Company also applied the retroactive adjustment. The change in the accounting policy has an impact on the separate financial statements only and does not have an impact on the consolidated financial statements. As a result, the Company's retained earnings as of December 31, 2007 decrease significantly from Baht 24,299 million in Equity method to Baht 1,297 million in cost method.

After the change in accounting policies, dividend will be distributed from the Company's performance on cost method. This is to be in-line with the Company's operation – the Holding Company, which major source of revenue is from dividend received. In addition for the purpose of regularly dividend payment to shareholders as same as in the past, despite of the impact from the change of accounting policies, the Company proposed the interim dividend payment following the Board of Director of ADVANC (SHIN holds 42.71% stakes) proposed to pay dividend in the rate of Baht 3.30 per share to the ADVANC's Annual General Meeting of Shareholders for approval on April 10, 2008, estimated SHIN's net profit during January 1 – April 10, 2008 would be around Baht 4,007million, and retained earnings of Baht 5,304 million. The Board of Directors proposed the payment of interim dividend to shareholders from those retained earnings. The pro forma financial statement during January 1 – April 10, 2008 as shown in *Enclosure 3*.

Board's Opinion: As the Board of Directors of ADVANC passed a resolution to call the Annual General Meeting of Shareholders for the year 2008 on April 10, 2008, there will be the agenda of dividend payment of Baht 3.30 per share. The Company expects to realize dividend income in the amount of Baht 4,170,249,600 (1,263,712,000 shares x Baht 3.30) after the approval of the Annual General Meeting of Shareholders of ADVANCE. Based on the Company's retained earnings of the estimated interim earnings results during January 1 – April 10, 2008 as shown in *Enclosure 3* , the Company would be able to pay dividend.

As a result, the Company proposed to pay interim dividend in the rate of Baht 1.25 per share, approximately Baht 4,000 million to shareholders. The remaining will be reserved for working capital. **However, the Company's interim dividend payment in the 5.2 is subjected to the approval of ADVANC's Annual General Meeting of Shareholders whether the dividend payment amount would not be changed from the ADVANC's Board of Director proposal.**

After the agenda of dividend payment has been approved by the shareholders of ADVANC for AGM 2008, the Company shall present the interim financial statement during Jan 1 – April 10, 2008 (unaudited) to the shareholders on the date of Annual General Meeting for the purpose of dividend payment approval.

The closing date of the share registration book to determine which shareholders are eligible to receive the dividend as per Item 5.1 and 5.2 is April 29, 2008 at noon. Dividend will be paid on May 12, 2008.

Item No. 6 To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2008

Background: According to Section 120 of the Public Limited Companies Act B.E. 2535 the appointment of the Company's external auditors and the audit fee must be approve at the Annual General Meeting.

The Audit Committee' s Opinion: the Audit Committee considered and recommended the Board to appoint KPMG Phoomchai Co., Ltd. (KPMG) one of four international leading auditor to be the Company' s new external auditor for 2008 in place of PricewaterhouseCoopers ABAS which be the auditor of the Company for 9 years since 1999. Therefore the auditing fee for year 2008 is not higher than the previous year.

Board's Opinion: The Board agreed with the Audit Committee to proposed the appointment of KPMG Phoomchai Co., Ltd. to be the Company's auditor for year 2008 and fix their remuneration.

6.1 To consider and approve the appointment of the Company's external auditors for 2008

The name list of auditors is as follows:

1. Mr. Supot Singhasaneh	CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol	CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo	CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert	CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG is authorized to delegate another one of its certified public accountants to conduct the audit.

KPMG is also appointed to be the external auditor of subsidiaries and associates for year 2008.

6.2 To consider and approve the remuneration of the Company's external auditors for 2008

Million Bath

Audit fee and other fees	2008	2008
Audit fee	2.19	2.36
Other fees	-	0.44

2008 audit fee is fixed at a total amount not exceeding Baht 2.19 million (2007 audit fee is Baht 2.36 million)
The Company expect that there is no significantly other fees for 2008 (In 2007 the Company paid Baht 0.44 million to PwC for tax consultation and review of financial data, in addition to the normal audit procedures, etc.

The four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons.

Item No. 7 **To consider and approve the appointment of directors to replace those who will retire by rotation in 2008**

Background: According to Clause 18 in the Company's Articles of Association, one-third of all directors must retire by rotation on the date of the Annual General Meeting of Shareholders each year. The following three directors are due to retire by rotation in 2008:

Name of Director	Position
1. Mr. Vithit Leenutapong	- Independent Director - Member of the Audit Committee - Member of the Nomination & Governance Committee - Member of the Remuneration Committee
2. Mr. Somchai Supphatada	- Independent Director - Chairman of the Audit Committee
3. Mr. Chalaluck Bunnag	- Independent Director - Member of the Audit Committee

Nomination and Governance Committee' s Opinion: the Nomination and Governance Committee, with the exception of the directors concerned, considered on the qualifications and performance of each directors agreed to re – elect all three directors who are due to retire by rotation.

Details of each director's age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance, and contributions to the Company are provided in *Enclosure 4*. The Company specifies qualification of the Independence director higher than require by the regulation of SET and SEC as shown in *Enclosure 6*.

Board's Opinion: The Board, with the exception of the directors concerned, agreed with the Nomination and Government Committee to re-elect Mr. Vithit Leenutapong, Mr. Somchai Supphatada and Mr. Chalaluck Bunnag who are due to retire by rotation.

The election of the Company's directors is determined by a majority of votes in accordance with Article 17. of the Company's Articles of Association.

Item No. 8 **To consider and approve the remuneration of the Company's Board of Directors for 2008**

Background: According to Clause 16 in the Company's Articles of Association, all directors' remuneration must be approved at the shareholders meeting.

Remuneration Committee's Opinion: The Remuneration Committee carefully considers directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance, in order to attract, motivate and retain qualified people. The Committee is of the opinion that the following remuneration for the Chairman of the Board, independent directors, non – executive directors should be fixed at a total amount not exceeding Baht 20 million which increased of Baht 5 million from the previous year. The remuneration consists of a monthly allowance, a meeting allowance and bonus as detailed below:

Monthly allowance, Meeting allowance and bonus

- The Chairman of the Board shall receive a monthly allowance of 300,000 baht and an annual bonus and shall not receive Meeting allowance and any remuneration as for the position of Chairman or member of other committees;
- Directors shall receive a monthly allowance of 75,000 baht, annual bonus and a meeting allowance of 25,000 baht for each board or sub-committee meeting;
- The Chairman of the Audit Committee shall receive a monthly allowance of Baht 25,000 and Chairman of other committee shall receive of Baht 10,000;
- Executive director shall not receive any remuneration as members of the Board.

Monthly allowance, Meeting allowance and Bonus

Director	Monthly allowance (Baht) 2008 (the propose year)			Monthly allowance (Baht) 2007		
	Monthly	Meeting allowance	Bonus	Monthly	Meeting allowance	Bonus
The Board of Director						
Chairman	300,000	-	✓	300,000	-	✓
Member	75,000	25,000	✓	75,000	25,000	✓
Audit Committee						
Chairman	25,000	25,000	✓	15,000	25,000	✓
Member	-	25,000	✓	-	25,000	✓
Other Committee						
Chairman	10,000	25,000	✓	-	25,000	✓
Member	-	25,000	✓	-	25,000	✓

The Board of Director shall specify conditions and detailed of the remuneration policies which is necessary.

Board's Opinion: The Board approved the Remuneration Committee's recommendations for the directors' remuneration in 2008 and agreed to propose at the annual general meeting 2008.

In 2007 the Company paid at Baht 14.62 million for the remuneration of the Board of Directors as per detailed in Annual Report for 2007 which sent to shareholder attached to the invitation letter as *Enclosure 2* *(page 85 – 87)*

Item No. 9 Others business (if any)

The share register book of the Company will be closed at 12 noon on April 1, 2008 in order to determine which shareholders are eligible to attend and vote at the 2008 Annual General Meeting of Shareholders until the meeting is adjourned.

If you wish to appoint a person to attend the Annual General Meeting of Shareholders and vote on your behalf, please complete one of the three proxy forms. *Proxy Form B* is attached to *Enclosure 5*. Alternatively, you can download the proxy forms at www.shincorp.com: (*Proxy Form C* is only for foreign investors who have authorized a custodian in Thailand to look after and safeguard their shares.)

In case the shareholders are not able to attend the 2008 Annual General Meeting of Shareholders, you can proxy the independent director of the Company to attend and vote at the meeting on behalf of the shareholder. Details of independent directors are shown in *Enclosure 6*

Yours faithfully,

(Mr. Somprasong Boonyachai)
Director
Authorized by the Board of Directors
Shin Corporation Public Company Limited

Enclosure 1

A Copy of the Minutes of the Annual General Meeting of Shareholders for 2007,

held on 25 April 2007

Minutes of the Annual General Meeting of Shareholders for 2007

Shin Corporation Public Company Limited - Company Registration No. 0107535000257

Date, Time & Place

Held on 25 April 2007 at 2.15 p.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhavadee-Rangsit Road, Jatujak, Bangkok

Members of the Board of Directors Present

1. Mr. Pong Sarasin	Chairman of the Board of Directors
2. Mr. Virach Aphimeteetamrong, Ph. D.	Director and Chairman of the Audit Committee
3. Mr. Vithit Leenutapong	Director and Member of the Audit Committee
4. Mr. Somchai Supphatada	Director and Member of the Audit Committee
5. Mr. Phoon Siew Heng	Director and Chairman of the Remuneration Committee
6. Mr.Vichit Suraphongchai, Ph. D.	Director and Chairman of the Nomination Committee
7. Mr. Surin Upatkoon	Director
8. Mr. Boonklee Plangsiri	Director and Chairman of the Group Executive Committee

Company's Directors Absent

1. Mrs. Siripen Sitasuwan	Director, President

Company's Auditor Present

Mr. Suchart Luengsuraswat CPA (Thailand) No. 2807 of PricewaterhouseCoopers ABAS Company Limited

Preliminary Proceedings

The officer informed the shareholders about how to cast their votes that one share is enable to cast one vote and in the event that the shareholders disagree or intend to abstain from voting in any agenda, the shareholders have to fill in the agenda and mark in disagreed or abstained vote and sign on the ballot and raise your hand, then the officer will pick up the ballot and calculate the disagreed and abstained vote and the resolution of each agenda will be shown in the monitor. The officer further mentioned that the shareholders have to mark for voting in the ballot clearly otherwise their votes will become void. The officer announced that there were 90 shareholders present in person and by proxy representing 3,124,750,237 shares or 97.76 percent of total issued shares of the Company (3,196,425,810 shares) and such proxy included 8 shareholders who attended by proxy to independent director of the Company representing 36,478,954 shares or 1.14 percent of total issued shares of the Company so total shareholders who attended the meeting was no less than one-thirds of the total issued shares thereby constituting a quorum as required by the Company's Articles of Association. Mr. Pong Sarasin, as the Chairman of the meeting, then declared the meeting duly convened according to the following agendas.

Agenda 1 Matters to be informed

The Chairman announced about substitution of the senior executives of the Company according to the succession plan for senior executives as part of the human resource development plan of the groups commencing from 2005. According to the 3rd Board Meeting of 2007 held on 22nd March 2007 in respect of appointment of the senior executive as per the succession plan proposed by the management and endorsed by the Nomination Committee, the Board Meeting approved the appointment of Mr. Somprasong Boonyachai, the current Executive Chairman of Advanced Info Services Plc., in charge of Wireless Communication business, to be Executive Chairman of Shin Corporation Plc., in charge of Group business, replacing Mr. Boonklee Plangsiri; and acting President of Shin Corporation Plc., replacing Mrs. Siripen Sitasuwan.

The aforementioned management changes shall be effective from July 1, 2007. For effective transition of works, after the effective date both Mr. Boonklee Plangsiri and Mrs. Siripen Sitasuwan will continue to serve as directors of the Company.

The meeting acknowledged the matters informed

Agenda 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2006, held on 27 April 2006

The Chairman proposed that the shareholders adopt the Minutes of the Annual General Meeting of Shareholders for 2006, held on 27 April 2006 and the minutes were prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting. The details were publicly disclosed on the Company's website (*www.shincorp.com)*, and submitted to the Ministry of Commerce within the time period required by law. The Board recommended that the minutes of the Annual General Meeting of Shareholders held on 27 April 2006, should be adopted as accurate record by the shareholders. The minutes are shown in *Enclosure 1.* The Chairman informed the shareholders to consideration one by one, totalling 18 pages.

Resolution: The Shareholders adopted the Minutes of the Annual General Meeting of Shareholders for 2006, held on 27 April 2006, by votes of 3,124,750,237 shares or 100 percent of the shareholders who attend the meeting and cast their votes. No shareholder objected the proposed agenda nor abstained from voting against such resolution.

Agenda 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2006

Mr. Boonklee Plangsiri reported the operating results of the Company for 2006 to the shareholders. He reported that the Company has a net profit of 3,410,000,000 Baht (Three thousand Four hundred and Ten million Baht) in Year 2006 decreasing about 60% from last year compared with net profit in Year 2005 equalling to 8,625,000,000 Baht (Eight thousand Six hundred Twenty-Five million Baht). Return on investment for 2006 equalling to 4,538,000,000 Baht (Four thousand Five hundred Thirty-Eight million baht). Pursuant to the Balance Sheet of the company in Year 2006, the company has total asset in an amount of 42,679,000,000 Baht (Forty Two thousand Six hundred Seventy-Nine million Baht) decreasing about 4% in comparison with the total asset in Year 2005 which is 44,440,000,000 Baht (Forty Four thousand Four hundred and Forty million Baht), and

has total liability in an amount of 658,000,000 Baht (Six hundred Fifty Eight million Baht), and has shareholder equity in an amount of 42,021,000,000 Baht (Forty Two thousand Twenty One million Baht) then total of liability and shareholder equity in Year 2006 is equal to 42,679,000,000 (Forty Two thousand Six hundred Seventy Nine million Baht) so the debt per equity ratio (D/E) of the company is 673 % .

1. ADVANCE and Subsidiaries

- Subscribers at the end of 2006 were 19.5 million subs increased 3.1 million subs or 19% from 2005, accounted for 48.8% market share.
- Consolidated total revenue declined by Bt1,089m or -1% as a result of the lower average revenue per user from aggressive market competition in spite of the strong growth in handset sales.
- 2006 net profit was Bt16,256m reduced from 2005 by Bt2,469m or -13% due to the lower total revenue and the higher costs from higher sales volume and higher marketing expense.

2. SATTEL and Subsidiaries

- Revenue increased 22% YoY due to the increase in sales of IPSTAR user terminal which double from the previous year from 17,992 units in 2005 to 39,929 units in 2006. Revenue from telephone service was increased in both Cambodia and LAOs by 20% YoY due to strong growth in subscribers.
- Net loss was Bt46m after a gain on exchange of Bt1,903m due to the impairment of Thaicom 3 after the de-orbit in October 2006. In addition, the expenses were rising from depreciation of Thaicom 5, as well as the interest expense relating to IPSTAR and Thaicom 5 funding. Moreover, SATTEL recognized the insurance compensation of Thaicom 3 amounting to Bt1,083m in 2005. Share of net income from CSL was Bt86m, increase by 16% YoY.
- Thaicom 5 was successfully launched into orbit on 28th May 2006, and the commercial service was commenced in July 2006 with expected useful life of 14 years.

3. ITV

- Operating revenue for 2006 dropped Bt226m or 10% as clients cut advertising spending amid concerns on political uncertainty and economic slowdown. Market share in advertising spending decreased from 18.5% in 2005 to 17.3% in 2006.
- EBIT before concession fee was Bt697m, decreased 24% YoY, and the net loss was Bt1,783m, significantly decreased from 2005 due mainly to ITV's booking of concession shortfall payable fee for period during 2003-2005 and interest totalling Bt2506m.

4. Thai AirAsia

- 3 aircrafts added in 2006, resulting to 11 aircrafts at the end of 2006.
- Revenue for the year 2006 grew by Bt1.2bn or 50% from 2005 due to an increase of passenger by 66%.
- Operating profit improved significantly from a loss of Bt15m to a profit of Bt132m.
- After foreign exchange loss, net profit was Bt53m, a decrease of 50% from 2005.

5. Capital Ok

- During 1Q06, SHIN and DBS had proportionately (60:40) injected the Bt300m equity into Capital OK. Later in 3Q06, SHIN injected additional Bt1,550m equity into Capital OK and diluted DBS shareholding portion from 40% to 24.69%, while SHIN's stake became 75.31%.
- In 4Q06, SHIN bought out all of DBS's shares in Capital OK, and became the single shareholder. At the end of Fiscal Year 06, Capital OK paid-up capital was Bt4,050m, increased by Bt1,850m from that of Fiscal Year 05.
- As of the end of 2006 the number of ending accounts was 757,000 accounts with total value approximately Bt8,600m, decreased from 815,000 accounts or approximately Bt11,200m at the end of 2005 due to the direction to focus on asset quality rather than portfolio growth during the economic downtrend.
- The interest and fee income increased by 57% to Bt2,495m aligned with the higher averaged receivables.
- Net loss for Fiscal Year 2006 was Bt2,021m 320% worse than that of Fiscal Year 05 due mainly to the higher loan loss provision from worse than expected asset quality and economic slowdown.

Details of presented operating results for 2006 are specified in the 2006 Annual Report of the Company which sent to the shareholders together with the notice of this annual general meeting of shareholders. The shareholders then were asked to consider and adopt this matter.

Before accepting this resolution, the shareholders asked a question as follow:

Shareholder: As per the operating result of the Company for 2006 which was decreased as a result of ITV's and Capital OK's operating result, we would like to know "how will the Company manage these two companies in 2007"

Mr. Boonklee: He replied into two parts: 1.we can not do anything further for ITV due to there was a termination notice for broadcasting sent to ITV, however ITV will proceed in accordance with the shareholders' and Board's resolution; 2. Capital OK is not the core business of the Company, the Company is under the process of evaluating the appropriate partners to restructure the business structure and managing the bad debt. According to the accounting method, Capital OK has already recorded loss provision to correspond with the expected bad debt.

Resolution: The Shareholders adopted, by votes of 3,124,750,237 shares or 100% of the shareholders who attend the meeting and cast their votes, the report on the operating results of the Company for 2006. No shareholder objected the proposed agenda nor abstained from voting against such resolution.

Agenda 4 To consider and approve the Balance Sheets, Statements of Income and Statement of Cash Flow for the year ended on December 31, 2006

Mr. Boonklee Plangsiri informed the shareholders that in order to comply with the Public Company Act B.E.2535 and the Company's Articles of Association, the balance sheets, income statement and cash flow statement of the Company for the fiscal year 2006 ended

31 December 2006 (which were approved by the Audit Committee and examined by PricewaterhouseCoopers ABAS Company Limited (PwC),the Company's auditor) must be approved by this annual general meeting of shareholders. Details of which appears in the Annual Report of the Company for 2006 which has been sent to the shareholder with the Notice of the Annual General Meeting for 2006 as *Enclosure 2* and were furnished in the Agenda 3.

The Selected Information of the Balance Sheet and Statement of Income for the Company

Unit: Baht million

Description	Consolidated Financial Statement		The Company's Financial Statement	
	2006	**2005**	**2006**	**2005**
Total Assets	84,780	82,344	42,679	44,440
Total Liabilities	34,508	29,933	658	1,272
Total Revenue	23,450	22,079	4,900	9,067
Net Profit	3,410	8,625	3,410	8,625
Earnings per Share (Baht / Share)	1.09	2.88	1.09	2.88

The shareholders then were asked to consider and approve the balance sheets, income statement, and cash flow statement of the Company as mentioned above.

Resolution: The Shareholders approved, by the votes of 3,124,750,237 shares representing 100% shares of the shareholders who attend the meeting and cast their votes, the balance sheets, income statement, and cash flow statement of the Company for the fiscal year 2006 ended 31 December 2006. No shareholder objected the proposed agenda nor abstained from voting against such resolution.

Agenda 5 To consider and approve the appropriation of the net profit for the year 2006 dividend payments

Mr. Boonklee Plangsiri informed the shareholders that, for the year 2006, the Company reported the net profit in an amount of 3,409.9 million Baht or 1.09 Baht per share. The Board request the shareholders to approve the dividend payment for 2006 in accordance with the Company's dividend payment policy which specifies that the Company should distribute the dividend not less than 40 percent of its net profit if there is no other necessary reason and such dividend payment shall not give any critical impact to the Company's business. The Board, therefore, has deemed it appropriate to distribute a dividend for 2006 to shareholders of the Company at 2.30 Baht per share, totalling 7,350.41 million Baht

The Company paid an interim dividend for the operating result for the first half of 2006 at Baht 1.30 per share (One Baht Thirty Satang), totalling 4,153.99 million Baht on 14 September 2006. The dividend to be paid for the operating result for the second half of the year 2006 is at Baht 1 per share, totalling Baht 3,196.42 million Baht.

However, dividend payment by the Company will be based on the Company's Article of Association and the operating result of the Company at that time. The Company closed the Company's share register book at 12:00 P.M. on 5 April 2007 to ascertain the shareholders right to receive the dividend for the operating results for the second half of 2006. The dividend shall be paid on 11 May 2007 after the Company receives dividend from ADVANCE.

The shareholders were asked to consider and approve the appropriation of the net profit of 2006 as dividends.

Resolution: The Shareholders approved, by votes of 3,124,750,237 shares or 100 % of the shareholders who attended the meeting and cast their votes, the declaration of the dividend as the above proposed. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 6 To consider and approve the appointment of the Company's auditors and to fix their remuneration for 2007

Mr. Virach Aphimeteetamrong, Ph. D., Director and Chairman of the Audit Committee , informed the shareholders that the Audit Committee considered and recommended the auditors of PricewaterhouseCoopers ABAS Ltd. (PwC) as the auditors for the Company and its subsidiaries in 2007, based on their experience and expertise, reasonable fees and continuity. The Board agreed with the Audit Committee's proposal to appoint the auditors of PwC as the auditors for the Company and its subsidiaries in 2007, subject to the shareholders' approval. The name list of auditors is as follows:

1. Mr. Suchart Luengsuraswat	CPA (Thailand) No. 2807
2. Miss Nangnoi Charoenthanveesub	CPA (Thailand) No. 3044
3. Mrs. Suwannee Bhuripanyo	CPA (Thailand) No. 3371
4. Mr. Pasit Yuengsrikul	CPA (Thailand) No. 4174

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, PwC is authorized to delegate another one of its certified public accountants to conduct the audit. It was recommended that the audit fee for 2007 should not be higher than Baht 2,360,000, which is an increase of 2.16 percent from last year (the audit fee for the previous year was limited to Baht 2,310,000). PwC and the four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons. This will be Mr.Suchart Leongsurasawad's second appointment as one of the Company's auditor.

The shareholders then were asked to consider and approve the appointment of the Company's auditors and to fix their remuneration for 2007.

The Officer: The officer informed the shareholders that the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved, by votes of 3,124,750,237 shares or 100 % of the shareholders who attended the meeting and cast their votes, the appointment of the auditors of PricewaterhouseCoopers ABAS Company Limited (PwC) as the Company's auditors for 2007. No shareholder raised any objections over this item on the agenda or abstained from voting.

Agenda 7 To consider and approve the appointment of directors in replacement of directors who will retire in 2007

Before the Shareholder considered details of this Agenda, Chairman informed to the shareholders that Mr. Phoon Siew Heng, Mr. Vichit Suraphongchai and Mr. Surin Upatkoon were directly involved with the resolution of this agenda so all of them temporarily left the meeting room until the resolution had been resolved.

According to Section 18 of the Company's Article of Association, at every annual general meeting of shareholders, one-thirds of the Board of Directors, namely those people who have been in office the longest, must be retired by rotation. However, the retiring directors are eligible for re-election. The directors who must retire by rotation at the 2007 Annual General Meeting of Shareholders are as follows:

(1) Mr. Phoon Siew Heng	Director, Authorized Director, Chairman of the Remuneration Committee, Member of the Nomination Committee
(2) Mr. Vichit Suraphongchai	Authorized Director, Chairman of the Nomination Committee
(3) Mr. Surin Upatkoon	Director

The Board, with the exception of the directors concerned, agreed to re-elect all three directors who are due to retire by rotation, as proposed by the Nomination Committee. The Board's opinion was based on the fact that these directors have the necessary qualifications required under the *Public Limited Company Act B.E.2535*, as well as experience of the Company's business and representing the shareholders, which will enable them to develop and improve the Company's prospects.

Their personal details including age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company for each director were sent to the shareholders as shown in Enclosure 3 of the notice of this Annual General Meeting of Shareholders.

The election of the Company's directors is to be determined by a majority of votes in accordance with the Company's Articles of Association.

The shareholders were asked to consider and approve the re-election of those directors for 2007.

(1) The Shareholders then were asked to re-elect Mr. Phoon Siew Heng as a director of the Company.

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved, by a votes of 3,123,148,837 shares or 99.95% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Phoon Siew Heng as a director of the Company. No shareholder raised any objections over this item on the agenda. There were 1,601,400 shares or 0.05% of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting.

(2) The Shareholders then were asked to re-elect Mr. Vichit Suraphongchai as a director of the Company.

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved, by a votes of 3,123,148,837 shares or 99.95% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Vichit Suraphongchai as a director of the Company. No shareholder raised any objections over this item on the agenda. There were 1,601,400 shares or 0.05% of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting.

(3) The Shareholders then were asked to re-elect Mr. Surin Upatkoon as a director of the Company.

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved, by votes of 3,123,148,837 shares or 99.95% of the shareholders who attended the meeting and cast their votes, to re-elect Mr. Surin Upatkoon as a director of the Company. No shareholder raised any objections over this item on the agenda. There were 1,601,400 shares or 0.05% of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting.

After the resolution was announced, Mr. Phoon Siew Heng, Mr. Vichit Suraphongchai, Mr. Surin Upatkoon, Director returned to the meeting room.

Agenda 8 To consider and approve the appointment of a new director

At Board of Directors Meeting No.3/2007, held on March 22, 2007, it was resolved to elect Mr. Somprasong Boonyachai as a new director of the Company, as proposed by the Nomination Committee. Both the Board and the Nomination Committee concluded that Mr. Somprasong Boonyachai was a suitable successor for the position of Chairman of the Executive Committee as he has the necessary qualifications required under the *Public Limited Company Act B.E.2535* and his capability has been acknowledged by both the management and employees. He also has extensive experience of the Company's core business, namely wireless communications. The Board, therefore, agreed to seek the shareholders' approval to appoint Mr.Somprasong Boonyachai as a new director of the Company. Details of his age, percentage of shareholding, educational background and work experience are provided in *Enclosure 4*.

The shareholders then were asked to consider and approve the appointment of a new director.

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved, by votes of 3,123,148,837 shares or 99.95% of the shareholders who attended the meeting and cast their votes, to appointment Mr. Somprasong Boonyachai as a new director. No shareholder raised any objections over this item on the agenda. There were 1,601,400 shares or 0.05% of the total number of votes of shareholders who attended the meeting and had the right to vote voted abstained.

Agenda 9 To consider and approve the remuneration of the Board of Directors of the Company for 2007

Mr. Boonklee Plangsiri informed to the shareholders that, Clause 16 in the Company's Articles of Association, all directors' remuneration must be approved at the shareholders meeting. The Remuneration Committee carefully considers directors' remuneration based on the Company's growth and current industry standards. The Board approved the remuneration of the chairman of the Board, the independent directors and the non-executive directors of the Company in the total amount which was not higher than Baht 15,000,000 (Baht fifth teen million) per annum, an increase about Baht 3,000,000 from last year. The board member's remuneration consists of salary, bonus, and meeting allowance as specified below:

- The Chairman of the Board shall receive a monthly allowance of 300,000 baht and an annual bonus;
- The Chairman of the Audit Committee shall receive a monthly allowance of 90,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
- Independent directors, non-executive directors and directors who are representatives of shareholders shall receive a monthly allowance of 75,000 baht, a meeting allowance of 25,000 baht for each board or sub-committee meeting and an annual bonus;
- Executive directors shall not receive any remuneration as members of the Board.

The shareholders were asked to consider and approve the directors' remuneration.

Before voting for the resolution, some of the shareholders asked the following question:

Shareholder: An increase about Baht 3,000,000 of the remuneration of the Board of Directors of the Company for 2007 from last year is not much but when we compare with the decreased operating result for 2006, we think the remuneration of the Board of Directors should remain the same as paid in 2006.

Mr.Boonklee: He explained as a person who has no interest in relation to such remuneration that the Company has compared the remuneration of the Board of Directors among the same size of the company within its industry due to: 1 unattractive remuneration will cause the Company is unable to recruit the excellent director to procure the shareholders benefit; 2. increment of Board member to 10 persons; 3. Expected number of meeting should be increased to support the continuity of corporate governance policy. Despite of the operating result has not been moved upward but saving money from such remuneration increasing may cause the Company loses opportunity to have a qualified person who is enable to improve the Company's operation. The Company still have the existing board members who all are the qualified persons. As per the shareholder's question, he further explained that the Company considered that such increasing is not much compared to the expected return and the board member's intention to improve the Company.

Shareholder: The Company has faced many problems during last year but the Board has not taken any action to protect the Company why the Board member deserves to earn such remuneration increase.

Mr. Boonklee: Among the social conflict in our society, the Company as the good citizen corporate should not do any act which would increase the social conflict so we believe that some problem need long-time period to cure and we use our effort to take any action which has no impact to the shareholders and we believe that these situation will be better.

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The Shareholders approved the remuneration of the Board of Directors of the Company for 2007 in the amount up to Baht 15,000,000 as proposed above by a vote of 3,122,984,337 shares or 99.94 % of the shareholders who attended the meeting and cast their votes which was not less then two-third of the vote presented and had right to vote in the meeting. There were 164,500 shares or 0.01% of the shareholders who attended the meeting and cast their votes against this agenda. There were 1,601,400 shares or 0.05% of the total number of votes of shareholders who attended the meeting and cast their votes abstained.

Agenda 10 To consider and approve the allocation of additional 6,970,000 ordinary shares (at par value of One Baht) for adjustment to the exercise price and exercise ratio of Warrants issued under ESOP Program Grant 2, 3, 4 and 5

Mr. Boonklee Plangsiri informed the shareholders that according to the issuance of the warrants under ESOP Program Grant 2, 3, 4 and 5 and the Company paid dividend payment for Year 2006 in excess of 50% of net profit after income tax as per the Agenda 5 which leads to the Company's adjustment to maintain rights and benefits of the warrant holders as specified in the Application Form regarding the Issuance and Offering of ESOP Program was filed at the office of the Securities Exchange Commission, Thailand so the Company has to allot the additional ordinary shares for the purpose of the adjustment of the rights of the warrant holders. The Board is of the opinion that the allotment of 6,970,000 ordinary shares (at par value of one baht) from the Company's ordinary shares not being offered and be reserved for public offering amounting to 781,905,900 shares (at par value of one Baht) should be proposed to the Shareholders for approval. The additional 6,970,000 ordinary shares will be allotted for the purpose of the adjustment of exercise ratio of ESOP Grant 2, 3, 4 and 5. The details are as shown in the *Enclosure 5*.

The Executive Committee is empowered to consider this allocation and determine the details and related conditions of as well as any other necessary and reasonable activities relating to the ordinary share allocation as mentioned above, including listing of the capital increase ordinary shares on the Stock Exchange of Thailand.

The shareholders were asked to consider and approve the allocation of 6,970,000 ordinary shares (One Baht par value each) reserved for the aforementioned adjustment right of the warrant holders under the ESOP Grant 2, 3, 4 5 as mentioned above

The Officer: The officer informed the shareholders that_the shareholders who disagree or intend to abstain from voting in any agenda please raise your hand, then the officer will pick up the ballot and calculate their disagreed and abstained vote in order to conclude the resolution. If there is no further disagreed and abstained vote, the resolution will be calculated based on the registered voting.

Resolution: The shareholders considered the above and approved, by a vote of 3,124,324,237 shares or 99.99 % of the total number of votes of shareholders who attended the meeting and had the right to vote which constituted the majority vote, the allocation of 6,970,000 ordinary shares (One Baht par value each) reserved for the aforementioned adjustment right of the warrant holders under the ESOP Grant 2, 3, 4 5. There were 426,000 shares or 0.01% of the total number of votes of shareholders who attended the meeting and had the right to vote voted against but there were no shareholders abstained from voting.

Agenda 11 Other business

The Chairman asked the shareholders to raise the questions, if any.

Some of the shareholders asked the following questions:

Shareholder	We have heard that the Company wants to sell out TAA. Can you elaborate more on that?
Mr. Boonklee Plangsiri	Despite TAA is a non-core business. Currently, we do not have any resolution on this TAA issue. However, if there is any significant change, we will inform the shareholders and we would make decision for the best benefit of the shareholders.
Shareholder	SHIN's free float is currently less than 15%. What is your plan to increase the Free Float?
Mr. Anek Pana-apichon **Vice President-Finance & Accounting**	The Company consulted with the SET and the SET is re-considering the Call Market regulations which we understood that it may include cancellation of the Call Market. The SET's proposals will require the approval of the SEC and we anticipate that the final regulations will be out in the next few months. Therefore, once the rule become effective, SHIN share will be allowed to have further remedy period for another year.
Shareholder	As a result of change of major shareholder. Does it have any change to the Company's policy?
Mr. Boonklee Plangsiri	The overall policies of the Company have not been changed. The Company still pursues the good corporate citizen and good corporate governance and being a top class of the listed company in the SET. Trend of the Company's business still be the same focusing on core business which is telecommunication business.
Shareholder	As per the Agenda 5 in respect of dividend payment, the dividend to be paid for the operating result for the second half of the year 2006 is at Baht 1 per share, totalling Baht 3,196,420,000 (Three thousand One hundred Ninety Six million and Four hundred and Twenty thousand Baht) but the total attended shareholders as informed is 3,124,750,237 shares. Why the figures are different?
Mr. Boonklee Plangsiri	Total number of shares informed when commencing of the Meeting is the number of shares of the shareholders who attended the Meeting today but total number of shares of the shareholders who are eligible to receive dividend in Agenda 5 is the number of shares at the closing of share register book on 5 April 2007.
Shareholder	We would like to ask directors about testimony at the Assets Examination Committee (Kor Tor Sor) in respect of the Company's share.
The Chairman	We prefer to keep silent on this matter but we may say that we try our best to solve the problem and thank you for your kind concern.

Shareholder	Is there any Company's trend to manage its business in 2007? How about the dividend payment in 2007?
Mr. Boonklee Plangsiri	In 2006, the Company had lowest operating result that it should not be worse than the previous situation, however we believed that the overall picture will be better because AIS should have opportunity to have good support from the customers and market share.
Shareholder	According to the news. Does SHIN have any plan or policy to sell out SATTEL's shares?
Mr. Boonklee Plangsiri	Currently, we have not considered in this matter
Shareholder	Does SATTEL still be core business of the Company?
Mr. Boonklee Plangsiri	Yes, it is because it is under the scope of the telecommunication business
Shareholder	Is it possible that there is negotiation to sell out SATTEL's share with Temasek in Singapore without the Company's acknowledgment?
Mr. Boonklee Plangsiri	Normally, operation of the company or resolution in relation to its business needs to be approved by the shareholders or the Board of the company. In this case, we don't know about that intention.
Shareholder	We would like to know the operating result of ITV and Capital OK. Do they have any impact to the operating result of the Company?
Mr. Boonklee Plangsiri	We have recorded impairment investment for ITV. For Capital OK, now it is worst but when we improve the quality of debt, the operation should not be worse than the previous situation.
Shareholder	How much is the Book Value of the Company's share?
Mr. Boonklee Plangsiri	13.15 Baht per shares

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 3:15 p.m.

- (signed) -
Mr. Pong Sarasin
Chairman of the Meeting

Minutes prepared by
- (signed) -
Miss.Leartsiree Nuntavisit

Enclosure 2

The Annual Report of the Board of Directors and the Company's financial statements ended 31 December 2007

Enclosure 3

Pro forma interim financial statement using the Cost Method during

January 1 – April 10, 2008

SHIN CORPORATION PLC
Pro forma interim financial statement - Cost Method
January 1 – April 10, 2008

Million Baht	January 1 – April 10, 2008 (Unaudited & Unreviewed)
Statements of Income	
Revenues	
Dividends income	4,170[1)]
Other income	24
Total revenues	4,194
Expenses	
Selling & administrative expenses and loss on impairment of investment	187
Total expenses	187
Net profit for the period	4,007
Balance Sheet	
Assets	
Cash and cash equivalents	2,422
Accrued dividend income	4,170
Investments in subsidiaries, associates and joint ventures	12,504
Other assets	114
Total assets	19,210
Liabilities and shareholders' equity	
Total liabilities	59
Shareholders' equity	
Share capital	3,197
Premium on share capital	10,150
Retained earnings	
Legal reserve	500
Retained earnings - Unappropriated	5,304
Total shareholders' equity	19,151
Total liabilities and shareholders' equity	19,210

Remark

1) Subjected to the approval of the Annual General Meeting of Shareholders of ADVANC, on April 10, 2008.

Enclosure 4

Preliminary information on the retiring Directors being proposed for re – election

Preliminary information on the retiring directors being proposed for re-election
Shin Corporation Public Company Limited

Mr. Vithit Leenutapong



Age	52
Title	Independent Director, Member of the Audit Committee, Member of the Nomination and Governance Committee and Member of the Remuneration Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Business Administration, University of Southern California, USA
Governance Training of IOD	ACP: Audit Committee Program Class 5/2005 DCP: Directors Certification Program Class 16/2002

Experience

2005 – Present	President, Thai Yarnyon Co., Ltd. Vice Chairman, Yontrakit Group Director, Yontrakit Volkswagen Marketing Co., Ltd. Director, Saha Thai Steel Pipe Plc Director, The Queen's Gallery Director, The Bangkok Bank Foundation
2001 – Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc
1999 – Present	Director, Worldclass Rent a Car Co., Ltd.
2002 – 2007	Director, German - Thai Chamber of Commerce
2005 – 2006	Chairman of the Board of Directors, The Government Pharmaceutical Organization
2002 – 2004	Management Board, Airports of Thailand Plc
2001	Management Board, Thai Airways International Plc
1995 – 2000	Independent Director and Member of the Audit Committee, Advanced Info Serviced Plc
1996 – 1997	Board of Director, Expressway and Rapid transit Authority of Thailand

Term of Directorship	7 years and 6 months
Illegal Record in past 10 years	None
Disqualifications	None (Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	1 company:	- Director, Saha Thai Steel Pipe Plc
Other Organizations (non-listed companies)	6 companies:	- President, Thai Yarnyon Co., Ltd. - Vice Chairman, Yontrakit Group - Director, Yontrakit Volkswagen Marketing Co., Ltd. - Director, The Queen's Gallery - Director, The Bangkok Bank Foundation - Director, Worldclass Rent a Car Co., Ltd.
Position in other organizations that compete with/related to the Company	None	

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2007

Meeting	No. of meetings attended / Total meetings held	%
- Board Meeting	10/12	83.33
- Audit Committee Meeting	7/7	100
- Annual General Meeting of Shareholders for 2007	1/1	100
- Nomination and Governance Committee Meeting	6/6	100
- Remuneration Committee Meeting	3/3	100

Preliminary information on the retiring directors being proposed for re-election
Shin Corporation Public Company Limited

Mr. Somchai Supphatada



Age 48

Title Independent Director and Chairman of the Audit Committee

Shareholding None

Relationship with Management None

Highest Education Master Degree in Professional Accounting, University of Texas at Austin, USA

Governance Training of IOD DAP: Directors Accreditation Program Class 56/2006

Experience

Present	Independent Director and Chairman of the Audit Committee, Shin Corporation Plc
	Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University
	Member of Accounting Standards Setting Committee, Federation of Accounting Professions, Thailand
2006 – 2007	Member of the Audit Committee, Shin Corporation Plc
2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University

Term of Directorship 1 year and 9 months

Illegal Record in past 10 years None

Disqualifications None
(Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	None
Other Organizations (non-listed companies)	None
Position in other organizations that compete with/related to the Company	None

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2007

Meeting	No. of meetings attended / Total meetings held	%
- Board Meeting	12/12	100
- Audit Committee Meeting	6/7	85.71
- Annual General Meeting of Shareholders for 2007	1/1	100

Preliminary information on the retiring directors being proposed for re-election

Shin Corporation Public Company Limited

Mr. Chalaluck Bunnag



Age	60
Title	Independent Director and Member of the Audit Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Industrial Administration, Carnegie-Mellon Master Degree in Civil Engineering, Oklahoma State University
Governance Training of IOD	DAP: Directors Accreditation Program Class 5/2003

Experience

2007 – Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc
2005 – Present	Advisor, The Siam Cement Plc Advisor, Siam Yamato Steel Co., Ltd. Chairman of the Board of Directors, Siam Lemmerz Co., Ltd. Chairman of the Board of Directors, Siam Aisin Co., Ltd. Director, Michelin Siam Group Co., Ltd. Director, Thai Tokai Carbon Product Co., Ltd.
2002 – 2005	Chairman of the Board of Directors, Siam AT Industry Co., Ltd. Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd. Chairman of the Board of Directors, The Siam Nawaloha Foundry Co., Ltd. Chairman of the Board of Directors, Thai Engineering Products Co., Ltd. Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd. Chairman of the Board of Directors, Siam Furukawa Co., Ltd. Chairman of the Board of Directors, The Siam Kubota Industrial Co., Ltd. Chairman of the Board of Directors, Siam Toyota Manufacturing Co., Ltd. Director, The Siam United Steel (1995) Co., Ltd. Director, Toyota Motor Thailand Co., Ltd. Director, Millennium Steel Plc

	Director, Pheonix Pulp & Paper Plc
	President, Cementhai Holding Co., Ltd.
1995 – 2002	Vice President, The Siam Cement Plc
1987 – 1995	Managing Director, Siam Tyre Co., Ltd.
1982 – 1987	Maketing Division, The Siam Cement Co., Ltd.
1979 – 1982	Planning & Project, The Siam Cement Co., Ltd.

Term of Directorship 8 months

Illegal Record in past 10 years None

Disqualifications None

(Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Holding a position of director/executive in other organizations

Other Listed Companies	None
Other Organizations (non-listed companies)	4 companies: - Chairman of the Board of Directors, Siam Lemmerz Co., Ltd. - Chairman of the Board of Directors, Siam Aisin Co., Ltd. - Director, Michelin Siam Group Co., Ltd. - Director, Thai Tokai Carbon Product Co., Ltd.
Position in other organizations that compete with/related to the Company	None

Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years

1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee	No
2. Being a professional service provider (i.e., auditor, lawyer)	No
3. Having the significant business relations that may affect the ability to perform independently	None

Meeting Attendance in 2007

Meeting	No. of meetings attended / Total meetings held	%
- Board Meeting	3/3	100
- Audit Committee Meeting	3/3	100
- Annual General Meeting of Shareholders for 2007	-*	- *

* On August 14, 2007, BOD's resolutions No. 9/2007 approved the appointment of Mr.Chalaluck Bunnag as a Independent Director of the Company.

Enclosure 5

Proxy Form B (specific details form) According to Regulation of Department of Business Development Re: Form of Proxy (No. 5) B.E. 2007

Enclosure 6

Definition and Qualifications of Independent Directors and information on Independent Directors

Definition and Qualifications of Independent Directors

An independent director is a qualified and independent person according to the Company's Corporate Governance Policy established by the Board. Moreover, the Company's criteria are stricter than "the criteria" required by the Stock Exchange of Thailand and the Securities Exchange Commission.

An independent director must meet the following criteria:

1) Not hold shares worth more than 0.5 per cent of the paid-up capital of the Company, an affiliated company, associated company or related company, which shall be inclusive of the shares held by related persons.
2) Have no participation in the management of the Company, an affiliated company, associated company or related company, or be a major shareholder of the Company. He or she shall not be an employee or advisor who receives a regular salary from the Company, an affiliated company, associated company, related company or major shareholder of the company.
3) Have no direct or indirect benefit from, or interest in, the finance and management of the Company, an affiliated company, associated company or related company.
4) Not be a related person to, or close relative of, any manager or major shareholder of the Company.
5) Not be appointed as a representative to safeguard the interests of the Company's directors, major shareholders or shareholders who are related to the major shareholders.

In addition, an independent director must be capable of undertaking his or her duties, giving opinions and reporting performance results as delegated by the Board, free and clear of the control of the Company's management or major shareholders including related persons or close relatives.

Information on an Independent Director



Mr. Somchai Supphatada

Age	48	
Title	Independent Director and Chairman of the Audit Committee	
Shareholding	None	
Relationship with Management	None	
Highest Education	Master Degree in Professional Accounting, University of Texas at Austin, USA	
Governance Training of IOD	DAP: Directors Accreditation Program Class 56/2006	
Experience	Present	Independent Director and Chairman of the Audit Committee, Shin Corporation Plc Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University Member of Accounting Standards Setting Committee, Federation of Accounting Professions, Thailand
	2006 – 2007	Member of the Audit Committee, Shin Corporation Plc
	2000 – 2002	Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University
	1995 – 1998	Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University
Address	414 Shinawatra Tower 1, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400	
Term of Directorship	1 year and 9 months	
Illegal Record in past 10 years	None	
Disqualifications	None (Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)	

Remarks: *A director is considered a connected person in the following items on the agenda:*

Item No.7 - "To consider and approve the reappointment of directors in place of those who will retire by rotation" because the director is due to retire this year and has been nominated for re-election.

Item No.8 - "To consider and approve the remuneration of the Company's Board of Directors for 2008."

Information on an Independent Director

Mr. Vithit Leenutapong



Age	52
Title	Independent Director, Member of the Audit Committee, Member of the Nomination and Governance Committee and Member of the Remuneration Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Business Administration, University of Southern California, USA
Governance Training of IOD	ACP: Audit Committee Program Class 5/2005 DCP: Directors Certification Program Class 16/2002

Experience

2005 – Present	President, Thai Yarnyon Co., Ltd. Vice Chairman, Yontrakit Group Director, Yontrakit Volkswagen Marketing Co., Ltd. Director, Saha Thai Steel Pipe Plc Director, The Queen's Gallery Director, the Bangkok Bank Foundation
2001 – Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc
1999 – Present	Director, Worldclass Rent a Car Co., Ltd.
2002 – 2007	Director, German - Thai Chamber of Commerce
2005 – 2006	Chairman of the Board of Directors, the Government Pharmaceutical Organization
2002 – 2004	Management Board, Airports of Thailand Plc
2001	Management Board, Thai Airways International Plc
1995 – 2000	Independent Director and Member of the Audit Committee, Advanced Info Service Plc
1996 – 1997	Board of Directors, Expressway and Rapid Transit Authority of Thailand

Address	414 Shinawatra Tower 1, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
Term of Directorship	7 years and 6 months
Illegal Record in past 10 years	None
Disqualifications	None (Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Remark:	*A director is considered a connected person in the following items on the agenda:* *Item No.7 - "To consider and approve the reappointment of directors in place of those who will retire by rotation" because the director is due to retire this year and has been nominated for re-election.* *Item No.8 - "To consider and approve the remuneration of the Company's Board of Directors for 2008."*

Information on an Independent Director

Mr. Chalaluck Bunnag



Age	60
Title	Independent Director and Member of the Audit Committee
Shareholding	None
Relationship with Management	None
Highest Education	Master Degree in Industrial Administration, Carnegie-Mellon University Master Degree in Civil Engineering, Oklahoma State University
Governance Training of IOD	DAP: Directors Accreditation Program Class 5/2003
Experience	

2007 – Present	Independent Director and Member of the Audit Committee, Shin Corporation Plc
2005 – Present	Advisor, The Siam Cement Plc Advisor, Siam Yamato Steel Co., Ltd. Chairman of the Board of Directors, Siam Lemmerz Co., Ltd. Chairman of the Board of Directors, Siam Aisin Co., Ltd. Director, Michelin Siam Group Co., Ltd. Director, Thai Tokai Carbon Product Co., Ltd.
2002 – 2005	Chairman of the Board of Directors, Siam AT Industry Co., Ltd. Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd. Chairman of the Board of Directors, The Siam Nawaloha Foundry Co., Ltd. Chairman of the Board of Directors, Thai Engineering Products Co., Ltd. Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd. Chairman of the Board of Directors, Siam Furukawa Co., Ltd. Chairman of the Board of Directors, The Siam Kubota Industrial Co., Ltd. Chairman of the Board of Directors, Siam Toyota Manufacturing Co., Ltd. Director, The Siam United Steel (1995) Co., Ltd. Director, Toyota Motor Thailand Co., Ltd. Director, Millennium Steel Plc

		Director, Pheonix Pulp & Paper Plc
		President, Cementhai Holding Co., Ltd.
	1995 – 2002	Vice President, The Siam Cement Plc
	1987 – 1995	Managing Director, Siam Tyre Co., Ltd.
	1982 – 1987	Maketing Division, The Siam Cement Co., Ltd.
	1979 – 1982	Planning & Project, The Siam Cement Co., Ltd.

Address	414 Shinawatra Tower 1, Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400
Term of Directorship	8 months
Illegal Record in past 10 years	None
Disqualifications	None (Has never committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

Remark:	*A director is considered a connected person in the following items on the agenda:* *Item No.7 - "To consider and approve the reappointment of directors in place of those who will retire by rotation" because the director is due to retire this year and has been nominated for re-election.* *Item No.8 - "To consider and approve the remuneration of the Company's Board of Directors for 2008."*

Enclosure 7

Explanation of documents to identify shareholders or their proxies who are eligible to attend the meeting and vote

Notes on documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting

The Company shall convene the 2008 Annual General Meeting of Shareholders on April 22, 2008 at 2 p.m. at Auditorium, 9th Floor, Shinawatra 3, No. 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, khet Chatuchak, Bangkok 10900. In this connection, the Company shall proceed with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued a notification re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company has therefore prepared a proxy form for shareholders who cannot attend the Meeting. A proxy may be any independent director.

1.1 The Company attaches to the Notice a Proxy Form B. which prescribes certain particulars.

1.2 In the event shareholders wish to apply a Proxy Form A. being a simple proxy form, or Proxy Form C. for foreign investors appointing custodians as depositary, both Forms can be downloaded from the Company Website www.shincorp.com **In all cases, please produce the Proxy Form B. on which a Barcode is affixed on the date of Meeting.**

Shareholders may apply either Form A or B while foreign investors appointing custodians as depositary in Thailand can select Form A, B or C.

2. Proxy

Shareholder who unable to attend the Meeting may appoint a person as your Proxy as follows:

1. Complete only one of above Proxy Forms as follows:
   - 1.1 General Shareholder shall select only one of either Form A or Form B.
   - 1.2 Shareholders listed in the share register book as Foreign Investor appointing the Custodian in Thailand can select only one of three Proxy Forms (Form A, Form B or Form C).

2. Authorize a person as you wish or an Independent Director to attend and vote at the Meeting on your behalf by specifying the name details of a person to be your Proxy

3. Affix the 20 Baht stamp duty with specifying the date of Proxy Form across such stamp duty. For your convenience, the Company will facilitate in affixing the stamp duty when registration to attend the Meeting

Allocation of shares to several Proxies to vote in the Meeting is not allowed. The Shareholder shall be entitled to authorize the Proxy to cast the votes by all the shares held by it. Authorization of less than the total number of shares is not allowed except for the Custodian appointed by the Foreign Investor in accordance with Proxy Form C.

3. Documents to be produced prior to the Meeting

Person

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please produce the Proxy Form B as well.

2. Proxy:

   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   In the event shareholder wishes to apply Proxy Form A, please also produce Proxy Form A on which a Barcode has been affixed on the date of the Meeting.

Juristic Person

1. Personal attendance by director

   - any Proxy Form duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy(ies) of ID Card or others issued by competent authorities duly certified by such director(s).

   In the event shareholder wishes to apply Proxy Form A, please also bring Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

2. Proxy

- any Proxy Form duly filled in and signed by authorized director(s) of shareholder and proxy;
- copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
- copy (ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;
- copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

In the event shareholder wishes to apply Proxy Form A, please also bring Proxy Form B on which a Barcode has been affixed on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors

3.1 documents as under juristic entity 1 and 2 shall be prepared;

3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
- a power of attorney appointing such custodian to sign on proxy;
- a confirmation letter that signatory has been licensed to engage in custodian business.

In the event shareholder wishes to apply Proxy A or C, please also bring Proxy Form B on which a Barcode has been affixed on the date of the Meeting. If an original document is not made in English, please attach the English translation duly certified by director(s) of such juristic person.

4. Registration

The Company shall proceed with registration two hours prior to the Meeting time or from noon, Tuesday, April 22, 2008 at the venue with a map attached to the Notice.

5. Casting Votes Criteria

General agenda

1. A vote in each agenda shall be counted by a show of hand. Each share constitutes one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:

2.1 Proxy shall cast a vote only as specified in the Proxy; non-compliance shall not constitute a valid vote by shareholders. Vote of the Proxy in any Agenda which is not in accordance with this Form of Proxy shall be invalid and shall not be the vote of the Shareholder

2.2 In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue other than those specified on the Proxy, or there would be any amendment to or change in facts, then proxy shall have discretion to consider and vote as appropriate.

Director agenda

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he/she is the holder;

2. Each shareholder may exercise all the votes he/she has under 1. above to elect one or several director(s). In the event of electing several directors, he may not allot his votes to each unequally.

3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

6. Procedures on Casting Votes

Chairman of the Meeting or officer shall explain casting vote procedure before commencement of the Meeting. Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed. Results on each agenda shall be announced before the Meeting is ended.

The Company will arrange to have the inspector (who is an external legal counsel) for examine procedures on casting vote in the Meeting to ensure our transparency and compliance with the laws and Company's articles of association.

Enclosure 8

The Company's Articles of Association in relation to the Annual General Meeting of Shareholders

The Company's Articles of Association in relation to the Annual General Meeting of Shareholders

Chapter 5 (Articles 30 to 34 in respect of the shareholders meeting

Article 30. The board of directors shall arrange for an annual ordinary meeting of shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary Meetings.

The board of directors may summon an extraordinary meeting of shareholders whenever the board think appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the board of directors to summon an extraordinary meeting of shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the board of directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

Article 31. In summoning for a Meeting of Shareholders, the board of directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days prior to the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than consecutive three days before the meeting.

Article 32. The meeting of shareholders must be attended by not less than 25 shareholders or proxies (if any) or not less than a half of total number of shareholders holding an aggregate number of shares not less than one-third of all shares sold in number to constitute a quorum.

In the event at any meeting of shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting. In the subsequent meeting no quorum is required.

Article 33. At a meeting of shareholders, the shareholder may appoint any other person who is Sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the board chairman or other person designated by the board chairman at the meeting place before the proxy attending the meeting.

Article 34. The resolution of the meeting of shareholders shall be supported by the following votes:

(1) in a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) in the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a. the sale or transfer of whole or essential parts of business of the Company to other persons.

b. the purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c. entering into, amending or terminating the contract relating to the leasing out business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d. amendment of the memorandum of association or articles of association.

e. increase or reduction of the capital of the Company or the issuance of debentures.

f. the amalgamation or liquidation of the Company.

Enclosure 9

Procedures for attending the meeting

Procedures for attending of the 2008 Annual General Meeting of Shareholders
Shin Corporation Plc
On April 22, 2008



Shareholders of Shin Corporation Plc.
Attending in Person
The Company use Barcode System for Meeting Registration
Voting by Proxy
Report to registration desk (open at 12.00 a.m.)
Report to registration desk at 12 noon
Review the proxy
Showing ID Card
Proxy Form B (with Barcode)
Proxy Form B (with Barcode)
Certified copies of the proxy's and grantor's ID cards
Signing in Registered Document
Receive ballot cards
Attend the meeting
The meeting will be opened by the chairman At 2.00 p.m.
The agenda will be proposed by the chairman item by item
An inspector (an external lawyer will be present to observe the voting procedures in order to ensure they are transparent and in compliance with the Company's articles of association and all related laws and regulations.
Shareholders who would like to vote against or abstain from voting on any item on the agenda should raise their hands and express their intention
The ballot will be collected by the Company's officers from the shareholders mentioned above
The result of the vote will be announced to the meeting y the chairman.

***Please return the ballot for every item on the agenda to the Company's officers when the meeting is finished.**

Enclosure 10

A map showing the location of the meeting

Location Map of Shinawatra Tower 3



There are 2 entrances
1. Vibhawadi Rangsit Road
2. Phahol Yothin Road
Kasetsart University
To Don Muang International Airport
Ngamvongwan Road
Viphavadi Hospital
Major Cineplex
Ratchadaphisek Road
SCB Park
Soi 21
Elephant Building
Phaholyothin Road
ISUZU
SHINAWATRA TOWER III
Thansettakij
Central Grand Plaza Hotel & Department Store
Ladprao Road
Thai Airways Int'l
Don Muang Tollway
To Din Daeng Expressway
VIPHAVADI RANGSIT ROAD
PTT. Headquarters
Chatuchak Park
BTS Sky train Station
Sunday Market
Expressway

Auditorium, 9th Floor, Shinawatra Tower 3
1010 Vibhawadi Rangsit Road, Chatuchak, Bangkok
Tel. 02-949-2000

Vibhawadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29
Phahol Yothin Road : Bus no. 27, 39, 59 Air condition bus no. 39

END